UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 20, 2020

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Third Quarter 2020 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Third quarter 2020 report

Corporate calendar UBS Group AG

Extraordinary General Meeting 2020:                                   Thursday, 19 November 2020

1.	UBS Group
4	Recent developments
7	Group performance

2.	UBS business divisions and Group Functions
18	Global Wealth Management
21	Personal & Corporate Banking
24	Asset Management
26	Investment Bank
29	Group Functions

3.	Risk, treasury and capital management
33	Risk management and control
38	Balance sheet, liquidity and funding management
43	Capital management

4.	Consolidated financial statements
59	UBS Group AG interim consolidated financial statements (unaudited)
103	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
108	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

110	Alternative performance measures
112	Abbreviations frequently used in our financial reports
114	Information sources
115	Cautionary statement

Publication of the fourth quarter 2020 report:                      Tuesday, 26 January 2021
Publication of the Annual Report 2020:                               Friday, 5 March 2021
Publication of the first quarter 2021 report:                          Tuesday, 27 April 2021
Annual General Meeting 2021:                                           Wednesday, 28 April 2021
Publication of the second quarter 2021 report:                     Tuesday, 20 July 2021

Corporate calendar UBS AG*

Publication of the third quarter 2020 report:                        Friday, 23 October 2020

*Publication dates of future quarterly and annual reports and results are made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Singapore +65-6495 8000

Investor Relations

Institutional, professional and retail
investors are supported by UBS’s Investor Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists are supported by UBS’s Media Relations team.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2020. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Third quarter 2020 report

Our key figures

	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.9.20	30.6.20[1]	31.12.19[1]	30.9.19[1]	30.9.20	30.9.19[1]
Group results
Operating income	8,935	7,403	7,052	7,088	24,273	21,838
Operating expenses	6,357	5,821	6,124	5,743	18,103	17,188
Operating profit / (loss) before tax	2,578	1,582	928	1,345	6,169	4,650
Net profit / (loss) attributable to shareholders	2,093	1,232	722	1,049	4,921	3,582
Diluted earnings per share (USD)[2]	0.56	0.33	0.19	0.28	1.33	0.95
Profitability and growth[3]
Return on equity (%)	14.4	8.6	5.2	7.7	11.5	8.9
Return on tangible equity (%)	16.2	9.7	5.9	8.7	12.9	10.1
Return on common equity tier 1 capital (%)	21.9	13.2	8.2	12.1	17.6	13.8
Return on risk-weighted assets, gross (%)	12.7	10.7	10.8	10.8	11.8	11.0
Return on leverage ratio denominator, gross (%)[4]	3.7	3.2	3.1	3.1	3.5	3.2
Cost / income ratio (%)	70.4	75.8	86.8	80.6	72.7	78.5
Effective tax rate (%)	18.8	21.9	21.6	21.9	20.1	23.0
Net profit growth (%)	99.5	(11.5)	129.4	(16.2)	37.4	(14.7)
Resources[3]
Total assets	1,065,153	1,063,849	972,194	973,129	1,065,153	973,129
Equity attributable to shareholders	59,451	57,003	54,501	56,155	59,451	56,155
Common equity tier 1 capital[5]	38,197	38,114	35,535	34,627	38,197	34,627
Risk-weighted assets[5]	283,133	286,436	259,208	264,626	283,133	264,626
Common equity tier 1 capital ratio (%)[5]	13.5	13.3	13.7	13.1	13.5	13.1
Going concern capital ratio (%)[5]	19.2	18.7	20.0	19.1	19.2	19.1
Total loss-absorbing capacity ratio (%)[5]	34.5	32.7	34.6	33.3	34.5	33.3
Leverage ratio denominator[5]	994,366	974,359	911,322	901,911	994,366	901,911
Leverage ratio denominator (with temporary FINMA exemption)[6]	907,181	885,157			907,181
Common equity tier 1 leverage ratio (%)[5]	3.84	3.91	3.90	3.84	3.84	3.84
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[6]	4.21	4.31			4.21
Going concern leverage ratio (%)[5]	5.5	5.5	5.7	5.6	5.5	5.6
Going concern leverage ratio (%) (with temporary FINMA exemption)[6]	6.0	6.0			6.0
Total loss-absorbing capacity leverage ratio (%)[5]	9.8	9.6	9.8	9.8	9.8	9.8
Liquidity coverage ratio (%)[7]	154	155	134	138	154	138
Other
Invested assets (USD billion)[8]	3,807	3,588	3,607	3,422	3,807	3,422
Personnel (full-time equivalents)	71,230	69,931	68,601	67,634	71,230	67,634
Market capitalization[9]	40,113	41,303	45,661	41,210	40,113	41,210
Total book value per share (USD)[9]	16.57	15.89	15.07	15.46	16.57	15.46
Total book value per share (CHF)[9]	15.27	15.05	14.59	15.44	15.27	15.44
Tangible book value per share (USD)[9]	14.78	14.10	13.28	13.66	14.78	13.66
Tangible book value per share (CHF)[9]	13.61	13.36	12.86	13.64	13.61	13.64

1 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.    2 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    3 Refer to the “Performance targets and measurement” section of our Annual Report 2019 for more information about our performance targets.    4 The leverage ratio denominators as of 30 September 2020 and 30 June 2020, which are used for the return calculation, do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    5 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    6 Refer to the “Recent developments” section of our second quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.    7 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    8 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    9 Refer to “UBS shares” in the “Capital management” section of this report for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Recent developments

Recent developments

Our response to COVID-19

The resilience of our operations, our integrated and diversified business model, and our disciplined risk management, as well as our ongoing investment in technology and infrastructure, have continued to be critical in successfully operating through the COVID-19 pandemic.

Our workforce continued to work from home to a significant degree in the third quarter of 2020, with more than 95% of internal and external staff able to work concurrently on a remote basis. We are continuing to monitor country- and location-specific developments, as well as governmental requirements, and are adapting our plans for the return of employees to our offices accordingly, taking into consideration the health of our employees and clients.

While the loans granted under the program established by the Swiss Federal Council in March 2020 to support small and medium-sized entities (SMEs) have a maturity of up to five years and can be extended by another five years in cases of hardship, no new loans have been granted since the program closed on 31 July 2020. We processed more than 24,000 applications under this program and, as of 31 July 2020, we had committed CHF 2.7 billion of loans up to CHF 0.5 million, which are 100% guaranteed by the Swiss government, and CHF 0.6 billion of loans between CHF 0.5 million and CHF 20 million, which are 85% government-guaranteed. The total amount drawn on our loan commitments under the program increased slightly, from CHF 1.6 billion (48%) on 31 July 2020 to CHF 1.7 billion (52%) on 30 September 2020. We remain committed to donating any potential profits from the government-backed lending program to COVID-19 relief efforts; however, as previously communicated, we do not expect any such profits in 2020.

The negative effects of the COVID-19-related crisis on our financial and capital positions continued to be limited in the third quarter of 2020. Despite continuing uncertainties relating to the pandemic, third quarter credit impairments and expected credit loss expenses under IFRS 9 are at lower levels than seen in the first and second quarters of 2020.

As a sign of appreciation for their contribution throughout this challenging year, and acknowledging that the pandemic may have resulted in unexpected financial impact, the Group Executive Board has decided to award UBS’s employees at less senior ranks with a one-time cash payment equivalent to one week’s salary. This will have an impact on personnel expenses of approximately USD 30 million in the fourth quarter of 2020.

In the third quarter of 2020, we modified the forfeiture conditions of certain outstanding deferred compensation awards for eligible employees in order to provide additional career flexibility during this time of uncertainty. As a result, UBS accelerated the expense recognition of USD 359 million in the third quarter of 2020 related to these awards. Outstanding deferred compensation awards granted to Group Executive Board members, those granted under the Long-Term Incentive Plan, as well as those granted to financial advisors in the US, are not affected by these changes.

Regulatory and legal developments

Swiss COVID-19 loans

In March 2020, the Swiss Federal Council adopted the provisional emergency legislation to provide Swiss companies with liquidity, which gave SMEs access to the aforementioned government-guaranteed bank credit facilities. In September 2020, the Swiss Federal Council approved the COVID-19 Joint and Several Guarantee Act. This act aims to enact the measures adopted under emergency legislation into ordinary law with only minimal changes and provides for regulation of the loan programs and guarantees over their life cycle. In the next step, both Parliamentary Councils will debate the bill, which would have a target effective date of 1 January 2021. In the meantime, the emergency legislation will be extended until the new legal basis comes into force.

US CCAR and EU capital distributions

Following the completion of the annual Dodd–Frank Act Stress Testing (DFAST) and the Comprehensive Capital Analysis and Review (CCAR), UBS Americas Holding LLC was assigned a stress capital buffer (SCB) of 6.7% under the SCB rule (based on DFAST results and planned future dividends), which results in the imposition of restrictions if the SCB is not maintained above specified regulatory minimum capital requirements.

In September 2020, the Federal Reserve published the updated supervisory scenarios for resubmission of capital plans in October 2020. The above-mentioned SCB will be applied in UBS Americas Holding LLC’s capital plan resubmission. We expect the Federal Reserve to complete its review of capital plan resubmissions during the fourth quarter of 2020.

In addition, the Federal Reserve extended limitations regarding capital distributions by supervised firms through the fourth quarter of 2020. These firms, including UBS Americas Holding LLC, are restricted from increasing cash dividends on common equity relative to prior quarters and from repurchasing outstanding stock.

In July 2020, the European Central Bank (the ECB) extended its recommendation to banks to refrain from making capital distributions and carrying out share repurchases until 1 January 2021. The recommendation was addressed to all ECB-supervised banks, including UBS Europe SE.

NSFR implementation in Switzerland

In September 2020, the Swiss Federal Council adopted an amendment to the Liquidity Ordinance for the implementation of the net stable funding ratio (the NSFR). Due to delays in the implementation in the EU and in the US, the Swiss Federal Council had previously postponed the NSFR implementation in Switzerland, which was originally scheduled for January 2018. The NSFR regulation is expected to be finalized in the fourth quarter of 2020 with the release of the revised FINMA liquidity circular. The overall effect of the NSFR on UBS upon implementation is expected to be limited, but the ultimate outcome depends on the details of the final FINMA circular. The NSFR will become effective on 1 July 2021 and UBS is on schedule to operationalize it.

Brexit

In September 2020, the European Commission adopted a temporary equivalence decision for UK central counterparties (CCPs) for the purpose of facilitating derivatives clearing while negotiations are continuing with regard to the future EU–UK relationship ahead of the end of the transition period on 31 December 2020. The temporary equivalence decision will apply from 1 January 2021 until 30 June 2022 and means that UBS Europe SE will not need to migrate its exposures to UK CCPs to an EU CCP before the end of the transition period. No further equivalence decisions have yet been adopted and a number of market structure issues remain unresolved. While we continue to plan on the assumption that no material further arrangements will be put in place, we will seek to adapt to any further regulatory changes that may be introduced before the end of the transition period.

Developments related to the transition away from IBORs

While the end-of-2021 deadline for transitioning away from interbank offered rates (IBORs) has been confirmed by the UK Prudential Regulation Authority (the PRA) and the Financial Conduct Authority (the FCA), a number of benchmark transition challenges have been identified by the International Swaps and Derivatives Association (ISDA), such as sufficient liquidity build-up, or widespread and simultaneous market adoption of the new, risk-free alternative reference rates (ARRs). These challenges are being addressed through national working groups and industry forums, in which UBS is actively engaged.

A key milestone for the derivatives markets will be the publication by ISDA on 23 October 2020 of a revised fallback clause, which will become effective on 25 January 2021. The Financial Stability Board (the FSB) has announced that it encourages widespread adherence by all affected financial and non-financial firms. UBS is committed to timely, orderly transition by the end of 2021, supported by an internal cross-divisional, cross-functional change program. However, some contracts based on legacy IBORs will likely remain beyond 2021.

Other developments

Sale of a majority stake in Fondcenter AG

On 30 September 2020, we completed the sale of a 51.2% stake in Fondcenter AG to Clearstream, Deutsche Börse Group’s post-trade services provider, as announced on 21 January 2020, and deconsolidated the entity. The sale resulted in a post-tax gain of USD 631 million, which was recognized by Asset Management (USD 571 million) and Global Wealth Management (USD 60 million), with no associated net tax expense. UBS’s CET1 capital increased by USD 407 million. Fondcenter AG has been combined with Clearstream’s Fund Desk business to form Clearstream Fund Centre. UBS retains a 48.8% shareholding in that entity and accounts for this minority interest as an investment in an associate.

›   Refer to “Note 18 Changes in organization” in the “Consolidated financial statements” section of this report and to “Note 32 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of our Annual Report 2019 for more information

Banking partnership with Banco do Brasil

On 30 September 2020, we completed the transaction with Banco do Brasil establishing a strategic investment banking partnership that will provide investment banking services and institutional securities brokerage in Brazil and selected countries in South America. Upon completion of this transaction, UBS’s CET1 capital decreased by USD 147 million and there was no effect on profit or loss.

›   Refer to “Note 18 Changes in organization” in the “Consolidated financial statements” section of this report and to “Note 32 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of our Annual Report 2019 for more information

Sale of intellectual property rights

In the third quarter of 2020, UBS sold intellectual property rights associated with the Bloomberg Commodity Index family. The sale resulted in a pre-tax gain of USD 215 million in the Investment Bank.

Restatement of compensation-related liabilities

During the third quarter of 2020, UBS restated its balance sheet and statement of changes in equity as of 1 January 2018 to correct a USD 43 million liability understatement in connection with a legacy Global Wealth Management deferred compensation plan in the Americas region. In addition, a related USD 11 million deferred tax asset has been recognized, resulting in a decrease in equity attributable to shareholders of USD 32 million. The corresponding effects on regulatory capital and other disclosed metrics have also been reflected in the comparative-period figures. The restatement had no effect on net profit / (loss) or basic and diluted earnings per share for the current period or for any comparative periods.

›   Refer to the “Consolidated financial statements” section of this report for more information

Recent developments

Capital returns

We remain committed to returning excess capital to our shareholders and delivering total capital returns consistent with our previous levels. The balance between cash dividends and share repurchases will be adjusted from 2020 onward when compared with prior years’ returns. Through 30 September 2020, we have so far accrued USD 1.0 billion toward the cash dividend that we expect to propose at the Annual General Meeting of shareholders in April 2021.

In addition, in the third quarter, we have established a USD 1.5 billion capital reserve for potential share repurchases reflecting strong capital generation by our businesses. Excluding this reserve, our CET1 capital ratio would have increased by
70 basis points to 14.0% as of 30 September 2020. We expect to be allowed to resume repurchasing shares during 2021.

As announced in the first quarter of 2020, we will propose the USD 0.365 per share second tranche of the dividend related to 2019, the payment of which will be subject to approval at an extraordinary general meeting on 19 November 2020.

Change of Group Chief Executive Officer

As announced on 19 February 2020, Ralph A. J. G. Hamers has been appointed by the Board of Directors as successor to Sergio P. Ermotti as Group CEO. He will commence his new role on 1 November 2020.

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
USD million	30.9.20	30.6.20	30.9.19	2Q20	3Q19	30.9.20	30.9.19
Net interest income	1,517	1,392	1,090	9	39	4,240	3,239
Other net income from financial instruments measured at fair value through profit or loss	1,769	1,932	1,587	(8)	11	5,507	5,461
Credit loss (expense) / recovery	(89)	(272)	(38)	(67)	135	(628)	(70)
Fee and commission income	5,211	4,729	4,805	10	8	15,418	14,253
Fee and commission expense	(440)	(419)	(396)	5	11	(1,316)	(1,238)
Net fee and commission income	4,771	4,311	4,409	11	8	14,103	13,015
Other income	967	41	39			1,052	193
Total operating income	8,935	7,403	7,088	21	26	24,273	21,838
Personnel expenses	4,631	4,283	3,987	8	16	13,235	12,182
General and administrative expenses	1,173	1,063	1,308	10	(10)	3,369	3,670
Depreciation and impairment of property, equipment and software	538	458	432	17	25	1,452	1,285
Amortization and impairment of goodwill and intangible assets	15	17	16	(11)	(9)	47	50
Total operating expenses	6,357	5,821	5,743	9	11	18,103	17,188
Operating profit / (loss) before tax	2,578	1,582	1,345	63	92	6,169	4,650
Tax expense / (benefit)	485	347	294	40	65	1,242	1,067
Net profit / (loss)	2,094	1,236	1,051	69	99	4,927	3,582
Net profit / (loss) attributable to non-controlling interests	0	3	1	(92)	(80)	6	0
Net profit / (loss) attributable to shareholders	2,093	1,232	1,049	70	99	4,921	3,582

Comprehensive income
Total comprehensive income	2,180	209	3,146	941	(31)	6,584	6,658
Total comprehensive income attributable to non-controlling interests	7	4	(5)	55		9	(8)
Total comprehensive income attributable to shareholders	2,173	205	3,151	959	(31)	6,575	6,666

Group performance

Performance of our business divisions and Group Functions
	For the quarter ended 30.9.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,280	931	1,162	2,485	78	8,935
of which: net gain from the sale of a majority stake in Fondcenter AG	60		571			631
of which: gain on the sale of intellectual property rights				215		215
of which: net gains from properties sold or held for sale					64	64
of which: gain related to investment in associates	6	19				26
of which: gain on the sale of equity investment measured at fair value through profit or loss	4	18				22

Operating expenses	3,223	596	423	1,853	262	6,357
of which: acceleration of expenses in relation to outstanding deferred compensation awards	46	3	22	229	58	359
of which: expenses associated with terminated real estate leases					72	72

Operating profit / (loss) before tax	1,057	335	739	632	(184)	2,578

	For the quarter ended 30.6.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	3,942	823	524	2,268	(155)	7,403

Operating expenses	3,062	586	367	1,656	151	5,821
of which: net restructuring expenses[1]	11	4	1	5	0	21

Operating profit / (loss) before tax	880	238	157	612	(305)	1,582

	For the quarter ended 30.9.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,142	919	465	1,752	(191)	7,088
of which: net foreign currency translation losses[2]					(46)	(46)

Operating expenses	3,248	565	341	1,580	9	5,743
of which: net restructuring expenses[1]	25	8	10	31	(6)	69

Operating profit / (loss) before tax	894	354	124	172	(200)	1,345

1 Reflects expenses for new restructuring initiatives. Prior-year comparative figures also include restructuring expenses related to legacy cost programs.    2 Related to the disposal or closure of foreign operations.

Performance of our business divisions and Group Functions
	Year-to-date 30.9.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	12,769	2,658	2,200	7,202	(557)	24,273
of which: net gain from the sale of a majority stake in Fondcenter AG	60		571			631
of which: gain on the sale of intellectual property rights				215		215
of which: net gains from properties sold or held for sale					64	64
of which: gain related to investment in associates	6	19				26
of which: gain on the sale of equity investment measured at fair value through profit or loss	4	18				22

Operating expenses	9,614	1,752	1,146	5,249	342	18,103
of which: acceleration of expenses in relation to outstanding deferred compensation awards	46	3	22	229	58	359
of which: expenses associated with terminated real estate leases					72	72
of which: net restructuring expenses[1]	72	5	6	24	0	107

Operating profit / (loss) before tax	3,155	907	1,054	1,953	(899)	6,169

	Year-to-date 30.9.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	12,202	2,834	1,386	5,588	(174)	21,838
of which: net foreign currency translations losses[2]					(35)	(35)

Operating expenses	9,571	1,703	1,035	4,782	97	17,188
of which: net restructuring expenses[1]	47	14	26	57	(6)	139

Operating profit / (loss) before tax	2,631	1,131	352	806	(271)	4,650

1 Reflects expenses for new restructuring initiatives. Prior-year comparative figures also include restructuring expenses related to legacy cost programs.    2 Related to the disposal or closure of foreign operations.

Results: 3Q20 vs 3Q19

Profit before tax increased by USD 1,233 million, or 92%, to USD 2,578 million, reflecting higher operating income, partly offset by an increase in operating expenses. Operating income increased by USD 1,847 million, or 26%, to USD 8,935 million, mainly reflecting a USD 928 million increase in other income, USD 609 million higher net interest income and other net income from financial instruments measured at fair value through profit or loss, and a USD 362 million increase in net fee and commission income. Operating expenses increased by USD 614 million, or 11%, to USD 6,357 million, mainly reflecting a USD 644 million increase in personnel expenses and a USD 106 million increase in depreciation and impairment of property, equipment and software, partly offset by a USD 135 million decrease in general and administrative expenses.

Group performance

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from		Year-to-date
USD million	30.9.20	30.6.20	30.9.19	2Q20	3Q19	30.9.20	30.9.19
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,199	1,041	923	15	30	3,309	2,502
Net interest income from financial instruments measured at fair value through profit or loss	318	351	167	(9)	91	930	737
Other net income from financial instruments measured at fair value through profit or loss	1,769	1,932	1,587	(8)	11	5,507	5,461
Total	3,286	3,324	2,677	(1)	23	9,747	8,701
Global Wealth Management	1,191	1,291	1,219	(8)	(2)	3,813	3,686
of which: net interest income	962	1,023	979	(6)	(2)	3,016	2,953
of which: transaction-based income from foreign exchange and other intermediary activity[1]	228	269	240	(15)	(5)	797	733
Personal & Corporate Banking	642	608	602	5	7	1,859	1,821
of which: net interest income	517	517	497	0	4	1,546	1,491
of which: transaction-based income from foreign exchange and other intermediary activity[1]	125	91	105	37	19	313	330
Asset Management	(9)	(3)	(4)	186	122	(15)	(2)
Investment Bank[2]	1,370	1,496	962	(8)	42	4,476	3,240
Global Banking[3]	191	158	63	21	204	462	268
Global Markets[3]	1,178	1,338	898	(12)	31	4,014	2,971
Group Functions	93	(70)	(101)			(386)	(44)

1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects, and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss.    2 Investment Bank information is provided at the business line level rather than by financial statement reporting line, in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.    3 Effective as of 1 January 2020, the Investment Bank was realigned into two new business lines, Global Banking and Global Markets. The presentation of prior-year information reflects the new structure, with no effect on the overall results of the Investment Bank.

Operating income: 3Q20 vs 3Q19

Total operating income increased by USD 1,847 million, or 26%, to USD 8,935 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 609 million to USD 3,286 million.

The Investment Bank increased by USD 408 million to USD 1,370 million, mainly driven by Global Markets. Income increased in the Derivatives & Solutions business, reflecting higher levels of client activity across equity derivatives, credit, foreign exchange and rates products. In addition, higher Global Banking revenues reflected an increase in the Leveraged Capital Markets business, compared with a decrease of 16% in the global fee pool.

Group Functions increased by USD 194 million, from negative USD 101 million to USD 93 million. This was driven by a USD 98 million increase in Group Services, largely reflecting lower funding costs mainly related to deferred tax assets. In addition, the Group Treasury result increased by USD 81 million, mainly due to higher income related to centralized Group Treasury risk management services and an increase in income from accounting asymmetries, including gains from hedge accounting ineffectiveness.

Personal & Corporate Banking increased by USD 40 million to USD 642 million. This was mainly driven by higher net interest income due to foreign currency translation effects, partly offset by the effects of a lower interest rate environment, as well as an
USD 18 million gain in relation to the sale of an equity investment measured at fair value through profit or loss.

Global Wealth Management decreased by USD 28 million to USD 1,191 million, mainly reflecting lower net interest income, driven by lower deposit revenues and investment-of-equity income, partly offset by increased loan revenues on higher loan volumes and margins.

›   Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information about net interest income

Net fee and commission income

Net fee and commission income was USD 4,771 million, compared with USD 4,409 million.

Net brokerage fees increased by USD 184 million to USD 916 million, reflecting higher levels of client activity in Global Wealth Management and the Investment Bank.

Underwriting fees increased by USD 127 million to USD 296 million, driven by higher equity underwriting revenues from public offerings.

Investment fund fees increased by USD 123 million to USD 1,323 million, largely driven by Asset Management, mainly reflecting increased performance-based fees and a higher average invested asset base.

Other fee and commission expense increased by USD 50 million to USD 231 million, mainly reflecting deal-related expenses associated with underwriting activities.

›   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was USD 967 million, compared with USD 39 million. The third quarter of 2020 included a gain of USD 631 million on the sale of a majority stake in Fondcenter AG to Clearstream, Deutsche Börse Group’s post-trade services provider. In addition, there was a USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family, as well as a net gain of USD 64 million from properties held for sale, driven by a gain on the sale of a property in Geneva, partly offset by remeasurement losses relating to properties that were reclassified in the quarter as held for sale. There was also a valuation gain of USD 26 million on UBS’s equity ownership of SIX Group. In comparison, the third quarter of 2019 included net foreign currency translation losses of USD 46 million related to the closing of subsidiaries.

›   Refer to “Note 5 Other income” and “Note 18 Changes in organization” in the “Consolidated financial statements” section of this report for more information

›   Refer to the “Recent developments” section of this report for more information about the sale of a majority stake in Fondcenter AG

Credit loss expense / recovery

Total net credit loss expenses were USD 89 million during the third quarter of 2020, compared with USD 38 million in the prior-year quarter, reflecting net expenses of USD 8 million related to stage 1 and 2 positions and net expenses of USD 81 million related to credit-impaired (stage 3) positions.

›   Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / recovery

Credit loss (expense) / recovery
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 30.9.20
Stages 1 and 2	0	(21)	0	12	0	(8)
Stage 3	21	(71)	(2)	(27)	(2)	(81)
Total credit loss (expense) / recovery	22	(92)	(2)	(15)	(2)	(89)

For the quarter ended 30.6.20
Stages 1 and 2	(45)	(100)	0	(56)	0	(202)
Stage 3	(19)	(10)	0	(22)	(20)	(70)
Total credit loss (expense) / recovery	(64)	(110)	0	(78)	(20)	(272)

For the quarter ended 30.9.19
Stages 1 and 2	(1)	(1)	0	8	(1)	5
Stage 3	(6)	(29)	0	(8)	(1)	(43)
Total credit loss (expense) / recovery	(7)	(30)	0	0	(1)	(38)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Year-to-date 30.9.20
Stages 1 and 2	(57)	(137)	0	(106)	0	(299)
Stage 3	(39)	(143)	(2)	(109)	(37)	(329)
Total credit loss (expense) / recovery	(96)	(279)	(2)	(215)	(37)	(628)

Year-to-date 30.9.19
Stages 1 and 2	10	15	0	(2)	0	22
Stage 3	(20)	(44)	0	(21)	(7)	(93)
Total credit loss (expense) / recovery	(11)	(29)	0	(24)	(7)	(70)

Group performance

Operating expenses
	For the quarter ended			% change from		Year-to-date
USD million	30.9.20	30.6.20	30.9.19	2Q20	3Q19	30.9.20	30.9.19
Personnel expenses	4,631	4,283	3,987	8	16	13,235	12,182
of which: salaries and variable compensation	2,948	2,696	2,352	9	25	8,206	7,295
of which: financial advisor compensation[1]	980	941	1,029	4	(5)	3,015	2,994
of which: other personnel expenses[2]	704	645	606	9	16	2,015	1,894
General and administrative expenses	1,173	1,063	1,308	10	(10)	3,369	3,670
of which: net expenses for litigation, regulatory and similar matters	41	2	65		(37)	49	61
of which: other general and administrative expenses	1,132	1,061	1,243	7	(9)	3,321	3,609
Depreciation and impairment of property, equipment and software	538	458	432	17	25	1,452	1,285
Amortization and impairment of goodwill and intangible assets	15	17	16	(11)	(9)	47	50
Total operating expenses	6,357	5,821	5,743	9	11	18,103	17,188

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans, and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Operating expenses: 3Q20 vs 3Q19

Operating expenses increased by USD 614 million, or 11%, to USD 6,357 million.

Personnel expenses

Personnel expenses increased by USD 644 million to USD 4,631 million. The increase mainly reflected higher expenses for variable compensation, including USD 359 million related to the modification of conditions for continued vesting of certain outstanding deferred compensation awards granted for qualifying employees. Salary costs also increased, mainly driven by foreign currency translation effects and the insourcing of certain activities from third-party vendors to our Business Solutions Centers.

›   Refer to “Note 1 Basis of accounting and other financial reporting effects”  and “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by USD 135 million to USD 1,173 million. This was mainly driven by lower professional fees and travel and entertainment expenses, reflecting COVID-19-related restrictions, as well as a decrease in outsourcing costs. These effects were partly offset by higher expenses relating to the rent and maintenance of IT and other equipment.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›   Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

›   Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2019 for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation and impairment of property, equipment and software increased by USD 106 million to USD 538 million, mainly resulting from accelerated depreciation and impairment expenses related to terminated real estate leases and higher expenses for capitalized internally generated software.

Tax: 3Q20 vs 3Q19

We recognized income tax expenses of USD 485 million for the third quarter of 2020, representing an effective tax rate of 18.8%, compared with USD 294 million for the third quarter of 2019, which represented an effective tax rate of 21.9%. The effective tax rate for the third quarter of 2020 is lower than the Group’s normal tax rate of around 25% primarily because no net tax expense was recognized in respect of the pre-tax gain of USD 631 million in relation to the sale of a majority stake in Fondcenter AG.

Current tax expenses were USD 349 million, compared with USD 229 million, and related to taxable profits of UBS Switzerland AG and other entities. Deferred tax expenses were USD 136 million, compared with USD 65 million. These primarily related to the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc.

Excluding any potential effects from the reassessment of deferred tax assets in the fourth quarter of 2020 in connection with our business planning process, we expect a tax rate of around 20% for the full year 2020.

›   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

›   Refer to the “Recent developments” section of this report for more information about the sale of a majority stake in Fondcenter AG

Total comprehensive income attributable to shareholders: 3Q20 vs 3Q19

Total comprehensive income attributable to shareholders was USD 2,173 million, compared with USD 3,151 million. Net profit attributable to shareholders was USD 2,093 million, compared with USD 1,049 million, and other comprehensive income (OCI) attributable to shareholders, net of tax, was positive USD 80 million, compared with positive USD 2,101 million.

Foreign currency translation OCI was positive USD 428 million, mainly resulting from the strengthening of the Swiss franc (3%) and the euro (4%) against the US dollar. OCI related to foreign currency translation in the same quarter of 2019 was negative USD 316 million.

Defined benefit plan OCI was positive USD 44 million, compared with positive USD 2,000 million. We recorded net pre-tax OCI gains of USD 57 million related to our non-Swiss pension plans, mainly driven by the UK defined benefit plans, which incurred OCI gains of USD 65 million. The net pre-tax OCI loss related to the Swiss pension plan was USD 11 million.

OCI related to cash flow hedges was negative USD 229 million, mainly reflecting net gains on hedging instruments that were reclassified from OCI to the income statement as the hedged forecast cash flows affected profit or loss in the third quarter of 2020. In the same quarter of 2019, OCI related to cash flow hedges was positive USD 417 million.

OCI related to own credit on financial liabilities designated at fair value was negative USD 144 million, compared with positive USD 1 million, primarily due to a tightening of our own credit spreads in the third quarter of 2020.

›   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

›   Refer to “Note 11 Fair value measurement” in the “Consolidated financial statements” section of this report for more information about own credit on financial liabilities designated at fair value

›   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2019 for more information about OCI related to defined benefit plans

Sensitivity to interest rate movements

As of 30 September 2020, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.4 billion in Global Wealth Management and Personal & Corporate Banking. A parallel shift in yield curves by –100 basis points could lead to a combined reduction in annual net interest income of approximately USD 0.3 billion.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 30 September 2020 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

›   Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures of the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 3Q20 vs 3Q19

The cost / income ratio was 70.4%, compared with 80.6%, driven mainly by an increase in income. The cost / income ratio is measured based on income before credit loss expenses or recoveries.

Common equity tier 1 capital: 3Q20 vs 2Q20

During the third quarter of 2020, our common equity tier 1 (CET1) capital increased by USD 0.1 billion as a result of operating profit before tax and foreign currency effects, which were substantially offset by current taxes, compensation-related capital components, a capital reserve for potential share repurchases and accruals for capital returns to shareholders.

Group performance

Return on CET1 capital: 3Q20 vs 3Q19

The annualized return on CET1 capital (RoCET1) was 21.9%, compared with 12.1%, driven by an increase in net profit attributable to shareholders.

Risk-weighted assets: 3Q20 vs 2Q20

Risk-weighted assets (RWA) decreased by USD 3.3 billion to USD 283.1 billion. This reflected decreases in asset size and other movements of USD 5.3 billion, as well as regulatory add-ons of USD 1.4 billion and methodology and policy changes of USD 0.2 billion, partly offset by increases from currency effects of USD 3.4 billion and model updates of USD 0.3 billion.

Common equity tier 1 capital ratio: 3Q20 vs 2Q20

Our CET1 capital ratio increased from 13.3% to 13.5%, reflecting the aforementioned USD 3.3 billion decrease in RWA and a USD 0.1 billion increase in CET1 capital.

Leverage ratio denominator (excluding temporary exemption from FINMA): 3Q20 vs 2Q20

The leverage ratio denominator (LRD) increased by USD 20 billion to USD 994 billion. The increase was primarily driven by currency effects of USD 18 billion and asset size and other movements of USD 2 billion.

Common equity tier 1 leverage ratio (excluding temporary exemption from FINMA): 3Q20 vs 2Q20

Our CET1 leverage ratio decreased from 3.91% to 3.84% in the third quarter of 2020, due to a USD 20 billion increase in the LRD that was only partly offset by the aforementioned increase in CET1 capital.

Going concern leverage ratio (excluding temporary exemption from FINMA): 3Q20 vs 2Q20

Our going concern leverage ratio remained at 5.5%, as the USD 0.9 billion increase in total going concern capital was entirely offset by the aforementioned USD 20 billion increase in the LRD.

Personnel: 3Q20 vs 2Q20

We employed 71,230 personnel (full-time equivalents) as of 30 September 2020, a net increase of 1,299 compared with 30 June 2020. This mainly reflects the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers, increased staffing to address regulatory requirements, as well as our graduate intake program.

Return on equity and CET1 capital
	As of or for the quarter ended			Year-to-date
USD million, except where indicated	30.9.20	30.6.20[1]	30.9.19[1]	30.9.20	30.9.19

Net profit
Net profit / (loss) attributable to shareholders	2,093	1,232	1,049	4,921	3,582

Equity
Equity attributable to shareholders	59,451	57,003	56,155	59,451	56,155
Less: goodwill and intangible assets	6,428	6,414	6,560	6,428	6,560
Tangible equity attributable to shareholders	53,023	50,588	49,595	53,023	49,595
Less: other CET1 deductions	14,826	12,474	14,967	14,826	14,967
Common equity tier 1 capital	38,197	38,114	34,627	38,197	34,627

Returns
Return on equity (%)	14.4	8.6	7.7	11.5	8.9
Return on tangible equity (%)	16.2	9.7	8.7	12.9	10.1
Return on common equity tier 1 capital (%)	21.9	13.2	12.1	17.6	13.8
1 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Group Functions” section of this report.

Net new money[1]
	For the quarter ended			Year-to-date
USD billion	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Global Wealth Management	1.4	9.2	15.7	22.2	36.3
Asset Management	6.0	19.2	33.1	57.9	18.2
of which: excluding money market flows	17.9	8.8	24.1	49.5	8.0
of which: money market flows	(11.9)	10.4	8.9	8.4	10.2
1 Net new money excludes interest and dividend income.

Invested assets
	As of			% change from
USD billion	30.9.20	30.6.20	30.9.19	30.6.20	30.9.19
Global Wealth Management	2,754	2,590	2,502	6	10
Asset Management	980	928	858	6	14
of which: excluding money market funds	868	805	752	8	15
of which: money market funds	112	123	106	(9)	6

Results: 9M20 vs 9M19

Profit before tax increased by USD 1,519 million, or 33%, to USD 6,169 million.

Operating income increased by USD 2,435 million, or 11%, to USD 24,273 million, driven by increases in net fee and commission income, net interest income and other net income from financial instruments measured at fair value through profit or loss, as well as higher other income. This was partly offset by an increase in credit loss expenses.

Net fee and commission income increased by USD 1,088 million to USD 14,103 million. Net brokerage fee income increased by USD 752 million due to higher levels of client activity in Global Wealth Management and the Investment Bank. Investment fund fees and fees for portfolio management and related services increased by USD 430 million, mainly reflecting a higher average invested asset base in Global Wealth Management and Asset Management, and increased performance-based fees in Asset Management. Underwriting fees increased by USD 204 million, driven by higher equity underwriting revenues. These increases in income were partly offset by a decrease of USD 96 million in M&A and corporate finance fees, mainly reflecting lower revenues from mergers and acquisitions in our Global Banking business in the Investment Bank, in line with a global fee pool decline of 21%. In addition, a USD 93 million decrease in other fee and commission income was largely driven by Global Wealth Management, mainly in the Americas, and other fee and commission expense increased by USD 86 million, reflecting higher deal-related expenses associated with underwriting activities and an increase in transaction fees.

Net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 1,046 million to USD 9,747 million. Income increased in the Investment Bank, mainly reflecting higher client activity levels across foreign exchange, rates and credit products, as well as increased revenues in the Equity Financing business. Higher income in Global Wealth Management reflected increased transaction-based income as a result of elevated client activity levels, as well as higher net interest income due to growth in lending revenues, partly offset by lower deposit revenues. These increases in income were partly offset by a USD 342 million decrease in Group Functions, mainly reflecting losses from accounting asymmetries, including hedge accounting ineffectiveness, and a decrease in revenues related to centralized Group Treasury risk management services, driven by additional liquidity costs in relation to COVID-19 market stress in the first half of the year. In addition, Non-core and Legacy Portfolio recognized valuation losses of USD 143 million on auction rate securities compared with valuation gains of USD 26 million in the prior-year period. These decreases were partly offset by an increase in Group Services, largely as a result of lower funding costs mainly related to deferred tax assets.

Other income increased by USD 859 million to USD 1,052 million, driven by the gains recognized on the sale of Fondcenter AG and on the sale of intellectual property rights associated with the Bloomberg Commodity Index family in the third quarter of 2020.

The aforementioned increases in income were partly offset by a USD 558 million increase in net credit loss expenses.

Operating expenses increased by USD 915 million, or 5%, to USD 18,103 million, driven by a USD 1,053 million increase in personnel expenses, mainly reflecting higher expenses for variable compensation, which included expenses related to the modification of conditions for continued vesting of certain outstanding deferred compensation awards in the third quarter of 2020. Salary costs also increased, mainly driven by foreign currency translation effects and the insourcing of certain activities from third-party vendors to our Business Solutions Centers. In addition, an increase of USD 167 million in depreciation and impairment of property, equipment and software was mainly driven by higher expenses for capitalized internally generated software and expenses associated with terminated real estate leases. These increases were partly offset by a USD 301 million decrease in general and administrative expenses, mainly reflecting lower travel and entertainment expenses, professional fees and outsourcing costs, partly offset by higher expenses relating to the rent and maintenance of IT and other equipment.

Outlook

Policies to contain the COVID-19 pandemic and fiscal and monetary stimulus to counteract associated economic impacts have been effective in mitigating the economic contraction and stabilizing economies, although with significant variation across countries and regions. However, recent increases in COVID-19 cases create renewed uncertainty, which could affect the path of recovery. The growth outlook and investor sentiment may also be affected by increasing geopolitical tensions and political uncertainties. The range of possible outcomes remains wide, making reliable predictions difficult.

The majority of our credit exposures are either with our Global Wealth Management clients or in Switzerland, and are of high quality. The rebound of markets and the effective crisis management measures in Switzerland have helped to further mitigate the risk in our credit exposures. As a result, at this stage, it is reasonable to expect credit loss expense in the fourth quarter of 2020 to remain markedly lower than in the first half of the year. Our ongoing growth initiatives and other actions to drive net interest income should offset US dollar interest rate headwinds. Going forward, the pandemic and political uncertainties may lead to periods of higher market volatility and could affect client activity positively or negatively.

We remain focused on supporting our employees, clients and the economies in which we operate while executing our strategic plans and maintaining our disciplined approach to managing risks across the firm.

UBS business
divisions
and Group Functions

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.20	30.6.20	30.9.19	2Q20	3Q19	30.9.20	30.9.19

Results
Net interest income	962	1,023	979	(6)	(2)	3,016	2,953
Recurring net fee income[2]	2,341	2,128	2,371	10	(1)	6,904	6,904
Transaction-based income[3]	863	824	741	5	16	2,800	2,270
Other income	92	32	58	188	57	145	86
Income	4,258	4,006	4,149	6	3	12,865	12,213
Credit loss (expense) / recovery	22	(64)	(7)			(96)	(11)
Total operating income	4,280	3,942	4,142	9	3	12,769	12,202
Total operating expenses	3,223	3,062	3,248	5	(1)	9,614	9,571
Business division operating profit / (loss) before tax	1,057	880	894	20	18	3,155	2,631

Performance measures and other information
Recurring income[4]	3,304	3,151	3,350	5	(1)	9,920	9,857
Recurring income as a percentage of income (%)	77.6	78.6	80.7			77.1	80.7
Financial advisor variable compensation[5,6]	858	813	894	5	(4)	2,635	2,588
Compensation commitments with recruited financial advisors[5,7]	122	128	135	(5)	(10)	380	406
Pre-tax profit growth (%)	18.2	0.7	3.5			19.9	(10.1)
Cost / income ratio (%)	75.7	76.4	78.3			74.7	78.4
Average attributed equity (USD billion)[8]	17.4	16.7	16.7	4	4	16.8	16.6
Return on attributed equity (%)[8]	24.3	21.1	21.4			25.0	21.1
Risk-weighted assets (USD billion)[8]	85.0	82.8	78.7	3	8	85.0	78.7
Leverage ratio denominator (USD billion)[8,9]	346.1	330.7	313.6	5	10	346.1	313.6
Goodwill and intangible assets (USD billion)	5.1	5.1	5.1	0	(1)	5.1	5.1
Net new money (USD billion)	1.4	9.2	15.7			22.2	36.3
Invested assets (USD billion)	2,754	2,590	2,502	6	10	2,754	2,502
Net margin on invested assets (bps)[10]	16	14	14	11	10	17	14
Gross margin on invested assets (bps)	64	65	67	(2)	(4)	68	67
Client assets (USD billion)[11]	3,062	2,881	2,770	6	11	3,062	2,770
Loans, gross (USD billion)[12]	201.5	188.6	176.1	7	14	201.5	176.1
Customer deposits (USD billion)[12]	320.8	314.8	284.2	2	13	320.8	284.2
Recruitment loans to financial advisors[5]	1,863	1,930	2,153	(3)	(13)	1,863	2,153
Other loans to financial advisors[5]	718	743	851	(3)	(16)	718	851
Advisors (full-time equivalents)	9,688	9,786	10,217	(1)	(5)	9,688	10,217

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as credit card fees and administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Recurring income consists of net interest income and recurring net fee income.    5 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    6 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    7 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    8 Refer to the “Capital management” section of this report for more information.    9 The leverage ratio denominators as of 30 September 2020 and 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    10 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    11 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only.    12 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.

Results: 3Q20 vs 3Q19

Profit before tax increased by USD 163 million, or 18%, to USD 1,057 million, reflecting higher operating income and lower operating expenses.

Operating income

Total operating income increased by USD 138 million, or 3%, to USD 4,280 million, mainly driven by higher transaction-based income, other income and credit loss recoveries, partly offset by lower recurring net fee and net interest income.

Net interest income decreased by USD 17 million, or 2%, to USD 962 million, due to lower deposit revenues, driven by a decrease in margins mainly as a result of lower US dollar interest rates, despite higher deposit volumes. This was mostly offset by higher loan revenues as a result of higher loan volumes and margins.

Recurring net fee income decreased by USD 30 million, or 1%, to USD 2,341 million, as the effect from higher invested assets was offset by lower margins, mainly due to shifts toward lower-margin funds and advisory mandates.

Transaction-based income increased by USD 122 million, or 16%, to USD 863 million, driven by continued high levels of client activity and greater market volatility.

Other income increased by USD 34 million to USD 92 million, mainly driven by a gain of USD 60 million related to the sale of a majority stake in Fondcenter AG and a valuation gain of USD 6 million on our equity ownership of SIX Group. The third quarter of 2019 included gains related to the repositioning of the liquidity portfolio in the Americas and legacy security positions.

Net credit loss recoveries were USD 22 million, compared with net expenses of USD 7 million. Net credit loss expenses from stage 1 and 2 positions were nil. Stage 3 net credit loss recoveries were USD 21 million, primarily reflecting a USD 29 million release on a single structured margin lending position, partly offset by a number of smaller positions across the portfolios.

›   Refer to the “Recent developments” section of this report for more information about the sale of a majority stake in Fondcenter AG

Operating expenses

Total operating expenses decreased by USD 25 million, or 1%, to USD 3,223 million. The decrease was mainly driven by lower costs for professional fees, and travel and marketing as a result of COVID-19-related impacts, and a decrease in litigation, regulatory and similar matters. This was partly offset by personnel expenses, which included expenses of USD 46 million related to the modification of certain outstanding deferred compensation awards.

›   Refer to “Note 1 Basis of accounting and other financial reporting effects” and “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

Invested assets: 3Q20 vs 2Q20

Invested assets increased by USD 164 billion, or 6%, to USD 2,754 billion, driven by positive market performance of USD 142 billion and positive currency effects of USD 21 billion.

Net new money was USD 1.4 billion and included the effects of tax-related outflows in the Americas of USD 5.5 billion as a result of the COVID-19-related extension of the tax due date in the US to July 2020. In addition, EMEA had a single large outflow of USD 4 billion.

Mandate penetration decreased to 33.9% from 34.2%, driven by a proportionally higher increase in invested assets.

Loans: 3Q20 vs 2Q20

Loans increased by USD 12.9 billion, or 7%, to USD 201.5 billion, primarily driven by net new loans of USD 10.5 billion and USD 2.4 billion from foreign exchange translation. Net new loans were largely driven by an increase in Lombard loans. Loan penetration was stable at 7.3%.

›   Refer to the “Risk management and control” section of this report for more information

Results: 9M20 vs 9M19

Profit before tax increased by USD 524 million, or 20%, to USD 3,155 million, reflecting higher operating income, while operating expenses were relatively stable.

Total operating income increased by USD 567 million, or 5%, to USD 12,769 million, mainly driven by higher transaction-based, net interest and other income.

Net interest income increased by USD 63 million to USD 3,016 million, mainly reflecting growth in lending revenues, partly offset by lower deposit revenues as a result of lower US dollar interest rates and despite higher deposit volumes.

Recurring net fee income was stable at USD 6,904 million, primarily driven by a higher invested asset base, offset by lower average margins, mainly due to shifts toward lower-margin funds and advisory mandates.

Transaction-based income increased by USD 530 million to USD 2,800 million, reflecting higher levels of client activity in all regions.

Other income increased by USD 59 million to USD 145 million, primarily driven by the aforementioned gain of USD 60 million related to the sale of a majority stake in Fondcenter AG.

Net credit loss expenses were USD 96 million, compared with net expenses of USD 11 million. Stage 1 and 2 credit loss expenses were USD 57 million, resulting from an update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions, as well as model updates. Stage 3 net credit loss expenses were USD 39 million, mostly reflecting losses from a small number of collateralized and securities-based lending positions.

Total operating expenses were relatively stable at USD 9,614 million, primarily driven by higher personnel expenses, mainly related to financial advisor variable compensation and the modification of certain outstanding deferred compensation awards, partly offset by lower costs for travel, professional fees and marketing, as well as a decrease in litigation, regulatory and similar matters.

›   Refer to the “Recent developments” section of this report for more information about the sale of a majority stake in Fondcenter AG

›   Refer to “Note 1 Basis of accounting and other financial reporting effects” and “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 30.9.20 USD billion, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total operating income (USD million)	2,235	438	893	705	4,280
Total operating expenses (USD million)	1,864	272	636	445	3,223
Operating profit / (loss) before tax (USD million)	371	167	257	261	1,057
Cost / income ratio (%)	84.1	62.0	71.3	63.1	75.7
Loans, gross	69.0[4]	40.3	44.4	47.2	201.5
Net new loans	5.2	0.7	2.3	2.3	10.5
Loan penetration (%)[5]	4.8	16.1	7.9	9.4	7.3
Mandate volume	563	90	216	64	933
Net new mandates	1.9	0.6	(1.5)	0.6	1.6
Mandate penetration (%)[5]	39.2	35.9	38.5	12.8	33.9
Invested assets	1,437	250	560	503	2,754
Net new money	(9.2)	0.2	0.2	10.2	1.4
Advisors (full-time equivalents)	6,353	708	1,608	926	9,688

1 Including business units: United States and Canada; and Latin America.    2 Including business units: Europe; Central and Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with USD 8 million of total operating income, USD 6 million of total operating expenses, USD 2 million of operating profit before tax, USD 0.6 billion of loans, USD 0.0 billion of net new loan inflows, USD 0.3 billion of mandate volume, USD 0.0 billion of net new mandate outflows, USD 3 billion of invested assets, USD 0.0 billion of net new money outflows and 93 advisors in the third quarter of 2020.    4 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.    5 Penetration as a percentage of invested assets.

Regional comments 3Q20 vs 3Q19, except where indicated

Americas

Profit before tax increased by USD 39 million to USD 371 million. Operating income decreased by USD 86 million to USD 2,235 million, mainly driven by lower recurring net fee income as higher invested assets were offset by lower margins, reflecting shifts toward lower-margin funds and advisory mandates, and lower net interest income, mainly due to US dollar rate headwinds. This was partly offset by a credit loss recovery of USD 29 million related to a stage 3 release on a single structured lending position. The cost / income ratio decreased from 85.4% to 84.1%. Loans increased 8% compared with the second quarter of 2020, to USD 69 billion, reflecting USD 5.2 billion of net new loans. Mandate penetration increased sequentially from 39.1% to 39.2%.

Switzerland

Profit before tax increased by USD 5 million to USD 167 million. Operating income increased by USD 37 million to USD 438 million, mainly driven by higher net interest income, reflecting loan growth, and other income due to a gain on the sale of a majority stake in Fondcenter AG. The cost / income ratio increased from 60.0% to 62.0%. Loans increased 5% compared with the second quarter of 2020, to USD 40 billion, mainly reflecting foreign currency effects and USD 0.7 billion of net new loans. Mandate penetration increased sequentially from 35.8% to 35.9%.

EMEA

Profit before tax increased by USD 16 million to USD 257 million. Operating income increased by USD 46 million to USD 893 million, mainly driven by transaction-based income and other income mainly due to a gain on the sale of a majority stake in Fondcenter AG. The cost / income ratio decreased from 71.7% to 71.3%. Loans increased 8% compared with the second quarter of 2020, to USD 44 billion, reflecting USD 2.3 billion of net new loans. Mandate penetration decreased sequentially from 38.7% to 38.5%.

Asia Pacific

Profit before tax increased by USD 95 million to USD 261 million. Operating income increased by USD 138 million to USD 705 million, mainly driven by strong transaction-based income, and other income mainly due to a gain on the sale of a majority stake in Fondcenter AG, as well as recurring net fee income as a result of higher invested assets. The cost / income ratio decreased from 70.7% to 63.1%. Loans increased 6% compared with the second quarter of 2020, to USD 47 billion, reflecting USD 2.3 billion of net new loans. Mandate penetration decreased sequentially from 13.6% to 12.8%, driven by a proportionally higher increase in invested assets.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.9.20	30.6.20	30.9.19	2Q20	3Q19	30.9.20	30.9.19

Results
Net interest income	472	496	495	(5)	(5)	1,461	1,486
Recurring net fee income[2]	170	159	155	7	10	499	470
Transaction-based income[3]	264	227	283	16	(7)	755	852
Other income	29	12	11	134	158	59	46
Income	935	894	944	5	(1)	2,774	2,853
Credit loss (expense) / recovery	(84)	(104)	(30)	(19)	185	(263)	(29)
Total operating income	850	790	914	8	(7)	2,511	2,824
Total operating expenses	545	561	562	(3)	(3)	1,655	1,697
Business division operating profit / (loss) before tax	305	229	353	34	(13)	856	1,127

Performance measures and other information
Average attributed equity (CHF billion)[4]	8.2	8.4	8.4	(2)	(2)	8.3	8.3
Return on attributed equity (%)[4]	14.9	10.9	16.8			13.7	18.0
Pre-tax profit growth (%)	(13.4)	(41.3)	(9.6)			(24.0)	0.9
Cost / income ratio (%)	58.3	62.8	59.5			59.6	59.5
Net interest margin (bps)	139	148	150			145	151
Risk-weighted assets (CHF billion)[4]	64.8	65.5	64.4	(1)	1	64.8	64.4
Leverage ratio denominator (CHF billion)[4,5]	216.6	213.7	214.3	1	1	216.6	214.3
Business volume for Personal Banking (CHF billion)	175	173	161	1	9	175	161
Net new business volume for Personal Banking (CHF billion)	2.4	3.8	1.2			9.5	6.2
Net new business volume growth for Personal Banking (%)[6]	5.6	9.2	3.1			7.5	5.3
Active Digital Banking clients in Personal Banking (%)[7]	66.3	65.6	62.2			65.5	61.7
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	77.8	77.5	76.2			77.6	76.2
Mobile Banking log-in share in Personal Banking (%)[9]	69.8	66.6	63.4			67.1	60.7
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Client assets (CHF billion)[10]	678	666	670	2	1	678	670
Loans, gross (CHF billion)	136.6	135.8	132.0	1	4	136.6	132.0
Customer deposits (CHF billion)	157.0	155.2	145.3	1	8	157.0	145.3
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.2	91.7	91.8			92.2	91.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.1	1.3			1.1	1.3

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators as of 30 September 2020 and 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In the third quarter of 2020, 81.2% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract). Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities.    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Personal & Corporate Banking

Results: 3Q20 vs 3Q19

Profit before tax decreased by CHF 48 million, or 13%, to CHF 305 million, reflecting higher credit loss expenses and lower income, partly offset by lower operating expenses.

Operating income

Total operating income decreased by CHF 64 million, or 7%, to CHF 850 million, reflecting higher net credit loss expenses and lower transaction-based and net interest income. This was partly offset by higher other income and recurring net fee income.

Net interest income decreased by CHF 23 million to CHF 472 million, mainly driven by lower deposit revenues, reflecting a decrease in margins due to the ongoing low interest rate environment.

Recurring net fee income increased by CHF 15 million to CHF 170 million, primarily reflecting higher custody fees, mainly resulting from the shift of CHF 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking in the fourth quarter of 2019.

Transaction-based income decreased by CHF 19 million to CHF 264 million, mainly driven by lower revenue from credit card and foreign exchange transactions, reflecting lower spending on travel and leisure by clients due to the COVID-19 pandemic. This was partly offset by a gain of CHF 17 million in relation to the sale of an equity investment measured at fair value through profit or loss.

Other income increased by CHF 18 million to CHF 29 million, predominantly reflecting a valuation gain of CHF 17 million on our equity ownership of SIX Group.

Net credit loss expenses for the third quarter of 2020 were CHF 84 million, compared with expenses of CHF 30 million. Stage 1 and 2 net expenses were CHF 19 million, compared with expenses of CHF 1 million. Stage 3 net expenses were CHF 65 million, primarily reflecting expenses of CHF 54 million related to a case of fraud at a commodity trade finance counterparty, which affected a number of lenders, including UBS. Our remaining exposure to this counterparty is minimal.

Operating expenses

Total operating expenses decreased by CHF 17 million, or 3%, to CHF 545 million, mainly driven by lower restructuring expenses.

Results: 9M20 vs 9M19

Profit before tax decreased by CHF 271 million, or 24%, to CHF 856 million, reflecting higher credit loss expenses and lower income, partly offset by lower operating expenses.

Total operating income decreased by CHF 313 million, or 11%, to CHF 2,511 million, predominantly reflecting higher net credit loss expenses and lower transaction-based income.

Net interest income decreased by CHF 25 million to CHF 1,461 million, mainly driven by lower deposit revenues, reflecting a decrease in margins due to the ongoing low interest rate environment.

Recurring net fee income increased by CHF 29 million to CHF 499 million, primarily reflecting higher custody fees, mainly resulting from the shift of CHF 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking in the fourth quarter of 2019.

Transaction-based income decreased by CHF 97 million to CHF 755 million, mainly driven by lower revenues from credit card fees and foreign exchange transactions, reflecting lower spending on travel and leisure by clients due to the COVID-19 pandemic.

Other income increased by CHF 13 million to CHF 59 million, mainly reflecting a valuation gain on our equity ownership of SIX Group.

Net credit loss expenses were CHF 263 million, compared with expenses of CHF 29 million. Stage 1 and 2 net expenses were CHF 129 million, mainly reflecting expenses for selected exposures to Swiss large corporate clients, small and medium-sized entities, and, to a lesser extent, real estate. These modeled expected losses were primarily driven by the update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular Swiss GDP, unemployment and real estate prices, as well as expert judgment overlays. Stage 3 net expenses were CHF 134 million, primarily reflecting the aforementioned expenses of CHF 54 million related to a case of fraud at a commodity trade finance counterparty, and a number of other defaults, mainly across our corporate portfolios, as well as a further deterioration of corporate counterparties that were credit-impaired as of 31 December 2019.

Total operating expenses decreased by CHF 42 million, or 3%, to CHF 1,655 million, mainly driven by lower variable compensation, reflecting lower profit.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.20	30.6.20	30.9.19	2Q20	3Q19	30.9.20	30.9.19

Results
Net interest income	517	517	497	0	4	1,546	1,491
Recurring net fee income[2]	186	166	156	12	19	529	471
Transaction-based income[3]	288	237	285	22	1	800	854
Other income	32	13	11	147	184	64	46
Income	1,023	933	949	10	8	2,938	2,863
Credit loss (expense) / recovery	(92)	(110)	(30)	(16)	211	(279)	(29)
Total operating income	931	823	919	13	1	2,658	2,834
Total operating expenses	596	586	565	2	6	1,752	1,703
Business division operating profit / (loss) before tax	335	238	354	41	(6)	907	1,131

Performance measures and other information
Average attributed equity (USD billion)[4]	9.0	8.7	8.5	3	6	8.8	8.4
Return on attributed equity (%)[4]	14.9	10.9	16.8			13.7	18.0
Pre-tax profit growth (%)	(5.6)	(39.1)	(10.9)			(19.9)	(1.8)
Cost / income ratio (%)	58.3	62.8	59.5			59.6	59.5
Net interest margin (bps)	142	147	149			146	149
Risk-weighted assets (USD billion)[4]	70.3	69.2	64.5	2	9	70.3	64.5
Leverage ratio denominator (USD billion)[4,5]	235.1	225.6	214.6	4	10	235.1	214.6
Business volume for Personal Banking (USD billion)	190	183	161	4	18	190	161
Net new business volume for Personal Banking (USD billion)	2.7	4.0	1.2			10.0	6.2
Net new business volume growth for Personal Banking (%)[6]	5.8	9.2	3.0			7.7	5.2
Active Digital Banking clients in Personal Banking (%)[7]	66.3	65.6	62.2			65.5	61.7
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	77.8	77.5	76.2			77.6	76.2
Mobile Banking log-in share in Personal Banking (%)[9]	69.8	66.6	63.4			67.1	60.7
Goodwill and intangible assets (USD billion)	0.0	0.0	0.0			0.0	0.0
Client assets (USD billion)[10]	736	704	671	5	10	736	671
Loans, gross (USD billion)	148.3	143.4	132.2	3	12	148.3	132.2
Customer deposits (USD billion)	170.5	163.9	145.5	4	17	170.5	145.5
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.2	91.7	91.8			92.2	91.8
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.1	1.3			1.1	1.3

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators as of 30 September 2020 and 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In the third quarter of 2020, 81.2% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract). Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities.    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.20	30.6.20	30.9.19	2Q20	3Q19	30.9.20	30.9.19

Results
Net management fees[2]	505	449	452	12	12	1,431	1,323
Performance fees	88	75	14	17	539	200	64
Net gain from disposal of subsidiary	571					571
Credit loss (expense) / recovery	(2)	0	0			(2)	0
Total operating income	1,162	524	465	122	150	2,200	1,386
Total operating expenses	423	367	341	15	24	1,146	1,035
Business division operating profit / (loss) before tax	739	157	124	370	495	1,054	352

Performance measures and other information
Average attributed equity (USD billion)[3]	2.0	1.9	1.8	7	12	1.9	1.8
Return on attributed equity (%)[3]	147.5	33.7	27.9			74.0	26.1
Pre-tax profit growth (%)	494.9	26.7	5.2			199.4	10.0
Cost / income ratio (%)	36.3	70.0	73.3			52.1	74.6
Risk-weighted assets (USD billion)[3]	5.9	5.9	4.6	0	28	5.9	4.6
Leverage ratio denominator (USD billion)[3,4]	6.5	6.7	5.2	(3)	25	6.5	5.2
Goodwill and intangible assets (USD billion)	1.2	1.3	1.3	(10)	(10)	1.2	1.3
Net margin on invested assets (bps)[5]	31	7	6	333	427	16	6
Gross margin on invested assets (bps)	49	24	22	105	121	33	22

Information by business line / asset class
Net new money (USD billion)
Equities[6]	19.9	5.1	25.5			40.0	21.4
Fixed Income	(13.4)	14.0	7.6			19.2	0.3
of which: money market	(11.9)	10.4	8.9			8.4	10.2
Multi-asset & Solutions[6]	(1.5)	0.3	0.8			(1.1)	(1.8)
Hedge Fund Businesses	1.0	(0.6)	(1.2)			(1.9)	(2.8)
Real Estate & Private Markets	(0.1)	0.4	0.4			1.7	1.1
Total net new money	6.0	19.2	33.1			57.9	18.2
of which: net new money excluding money markets	17.9	8.8	24.1			49.5	8.0

Invested assets (USD billion)
Equities[6]	420	372	334	13	26	420	334
Fixed Income	279	287	259	(3)	8	279	259
of which: money market	112	123	106	(9)	6	112	106
Multi-asset & Solutions[6]	148	141	141	5	5	148	141
Hedge Fund Businesses	43	40	41	8	3	43	41
Real Estate & Private Markets	90	88	83	2	8	90	83
Total invested assets	980	928	858	6	14	980	858
of which: passive strategies	390	363	342	8	14	390	342

Information by region
Invested assets (USD billion)
Americas	241	239	211	1	14	241	211
Asia Pacific	166	158	147	5	13	166	147
Europe, Middle East and Africa (excluding Switzerland)	244	223	214	10	14	244	214
Switzerland	329	309	286	6	15	329	286
Total invested assets	980	928	858	6	14	980	858

Information by channel
Invested assets (USD billion)
Third-party institutional	586	549	526	7	11	586	526
Third-party wholesale	111	100	88	11	26	111	88
UBS’s wealth management businesses	282	279	244	1	16	282	244
Total invested assets	980	928	858	6	14	980	858

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominators as of 30 September 2020 and 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    5 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    6 Comparative figures have been restated as a result of an adjustment in asset classification, effective as of 1 April 2020, in order to better reflect the underlying nature of certain assets, following an internal asset reporting review in light of the evolution of our separately managed accounts initiative in the US with Global Wealth Management. The restatement had no effect on total net new money and no effect on total invested assets. It resulted in an increase of USD 6 billion, or 2%, in invested assets in Equities and a decrease of USD 6 billion, or 4%, in invested assets in Multi-asset & Solutions in the third quarter of 2019.

Results: 3Q20 vs 3Q19

Profit before tax increased by USD 615 million, or 495%, to USD 739 million. The increase was primarily driven by a gain of USD 571 million related to the sale of a majority stake in Fondcenter AG, our business-to-business (B2B) fund distribution platform, to Clearstream. Excluding this gain, and expenses of USD 22 million related to the modification of certain outstanding deferred compensation awards, as well as net restructuring expenses of USD 10 million recognized in the third quarter of 2019, profit before tax increased by USD 56 million, or 42%, to USD 191 million, reflecting strong operating leverage, with higher operating income only partly offset by higher operating expenses.

›   Refer to the “Recent developments” section of this report for more information about the sale of a majority stake in Fondcenter AG

Operating income

Total operating income increased by USD 697 million, or 150%, to USD 1,162 million. Excluding the aforementioned gain of USD 571 million, operating income increased by USD 126 million, or 27%.

Net management fees increased by USD 53 million, or 12%, to USD 505 million, mainly resulting from a higher average invested asset base, reflecting a combination of continued strong net new money generation, positive currency translation effects and a constructive market backdrop.

Performance fees increased by USD 74 million to USD 88 million, mainly driven by increases in our Hedge Fund Businesses, reflecting very strong investment performance in a constructive market environment.

Operating expenses

Total operating expenses increased by USD 82 million, or 24%, to USD 423 million, mainly driven by higher compensable revenues and the expenses of USD 22 million related to the aforementioned modification of certain outstanding deferred compensation awards included in personnel expenses.

›   Refer to “Note 1 Basis of accounting and other financial reporting effects” and “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

Invested assets: 3Q20  vs 2Q20

Invested assets increased by USD 52 billion to USD 980 billion, reflecting positive market performance of USD 29 billion, positive foreign currency translation effects of USD 16 billion and net new money inflows of USD 6 billion.

Excluding money market flows, net new money inflows were USD 18 billion.

Results: 9M20 vs 9M19

Profit before tax increased by USD 702 million, or 199%, to USD 1,054 million. Excluding the aforementioned gain related to the sale of a majority stake in Fondcenter AG and the aforementioned expenses related to the modification of certain outstanding deferred compensation awards, as well as net restructuring expenses, profit before tax increased by USD 133 million, or 35%, to USD 511 million, reflecting strong operating leverage, with higher operating income only partly offset by higher operating expenses.

Total operating income increased by USD 814 million, or 59%, to USD 2,200 million. Excluding the aforementioned gain of USD 571 million resulting from the sale of a majority stake in Fondcenter AG, total operating income increased by USD 243 million, or 18%.

Net management fees increased by USD 108 million, or 8%, to USD 1,431 million, reflecting higher average invested assets.

Performance fees increased by USD 136 million to USD 200 million, mainly driven by increases in our Hedge Fund Businesses and Equities, reflecting very strong investment performance in a constructive market environment.

Total operating expenses increased by USD 111 million, or 11%, to USD 1,146 million, mainly driven by higher personnel expenses, reflecting higher compensable revenues and USD 22 million related to the aforementioned modification of certain outstanding deferred compensation awards, partly offset by lower general and administrative expenses.

›   Refer to “Note 1 Basis of accounting and other financial reporting effects” and “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

Investment Bank

Investment Bank

Investment Bank[1,2]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.20	30.6.20	30.9.19	2Q20	3Q19	30.9.20	30.9.19

Results
Advisory	152	93	186	63	(18)	444	563
Capital Markets	500	432	267	16	87	1,266	872
Global Banking	651	525	453	24	44	1,710	1,435
Execution & Platform	418	422	354	(1)	18	1,430	1,087
Derivatives & Solutions	1,017	948	550	7	85	2,949	1,902
Financing	413	452	395	(9)	5	1,329	1,188
Global Markets	1,849	1,821	1,299	1	42	5,708	4,177
of which: Equities	1,315	974	921	35	43	3,438	2,964
of which: Foreign Exchange, Rates and Credit	533	847	377	(37)	41	2,270	1,213
Income	2,500	2,346	1,752	7	43	7,417	5,612
Credit loss (expense) / recovery	(15)	(78)	0	(81)		(215)	(24)
Total operating income	2,485	2,268	1,752	10	42	7,202	5,588
Total operating expenses	1,853	1,656	1,580	12	17	5,249	4,782
Business division operating profit / (loss) before tax	632	612	172	3	268	1,953	806

Performance measures and other information
Pre-tax profit growth (%)	267.5	43.5	(62.0)			142.2	(48.5)
Average attributed equity (USD billion)[3]	12.7	12.6	12.2	1	4	12.6	12.3
Return on attributed equity (%)[3]	19.9	19.4	5.6			20.7	8.7
Cost / income ratio (%)	74.1	70.6	90.2			70.8	85.2
Risk-weighted assets (USD billion)[3]	92.3	97.8	88.9	(6)	4	92.3	88.9
Return on risk-weighted assets, gross (%)	10.5	9.4	8.0			10.3	8.3
Leverage ratio denominator (USD billion)[3,4]	312.6	303.4	299.7	3	4	312.6	299.7
Return on leverage ratio denominator, gross (%)[5]	3.2	3.1	2.3			3.3	2.5
Goodwill and intangible assets (USD billion)	0.2	0.0	0.1		34	0.2	0.1
Average VaR (1-day, 95% confidence, 5 years of historical data)	12	13	10	(10)	14	13	10
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[6,7]	1.5	1.7	0.9			1.5	0.9

1 Comparative figures in this table have been restated to reflect the new structure of the Investment Bank, split into Global Banking and Global Markets. Global Banking has two product verticals: Capital Markets and Advisory. Global Markets combines Equities and Foreign Exchange, Rates and Credit (FRC), with three product verticals: Execution & Platform, Derivatives & Solutions, and Financing.    2 Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominators as of 30 September 2020 and 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    5 Refer to footnote 4 to this table for information about the leverage ratio denominators as of 30 September 2020 and 30 June 2020 that are used for the return calculation.    6 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired loan exposures.    7 Impaired loan portfolio as a percentage of total loan portfolio, gross, as of 30 September 2019 has been restated, resulting in a decrease of 0.7%.

Results: 3Q20 vs 3Q19

Profit before tax increased by USD 460 million, or 268%, to USD 632 million, driven by higher operating income, partly offset by higher operating expenses.

Operating income

Total operating income increased by USD 733 million, or 42%, to USD 2,485 million, reflecting higher revenues in Global Markets and Global Banking, partly offset by higher credit loss expenses.

Global Banking

Global Banking revenues increased by USD 198 million, or 44%, to USD 651 million, reflecting higher revenues in Capital Markets, partly offset by lower Advisory revenues.

Advisory revenues decreased by USD 34 million, or 18%, to USD 152 million, reflecting lower revenues from mergers and acquisitions, compared with a global fee pool decline of 34%.

Capital Markets revenues increased by USD 233 million, or 87%, to USD 500 million. This was primarily due to an increase of USD 109 million, or 156%, in Equity Capital Markets revenues, compared with an increase in the global fee pool of 126%, and due to an increase of USD 77 million, or 119%, in Leveraged Capital Markets revenues, compared with a decrease in the global fee pool of 16%.

Global Markets

Global Markets revenues increased by USD 550 million, or 42%, to USD 1,849 million, including a USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family. Excluding this gain, Global Markets revenues increased by USD 335 million, or 26%, to USD 1,634 million, primarily driven by higher client activity levels, resulting from market volatility, particularly across equity derivatives, credit, foreign exchange and cash equities.

Execution & Platform revenues increased by USD 64 million, or 18%, to USD 418 million, mainly driven by higher client activity levels in cash equities and fixed-income products that are traded over electronic platforms.

Derivatives & Solutions revenues increased by USD 467 million, or 85%, to USD 1,017 million, in part reflecting the aforementioned USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family. The remainder of the increase, amounting to USD 252 million, or 46%, reflected higher client activity levels across equity derivatives, credit, foreign exchange and rates products.

Financing revenues increased by USD 18 million, or 5%, to USD 413 million, due to higher revenues in Equity Financing.

Of which: Equities

Equities revenues increased by USD 394 million, or 43%, to USD 1,315 million, mainly reflecting the aforementioned USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family, as well as increases in equity derivatives and cash equities revenues.

Of which: Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased by USD 156 million, or 41%, to USD 533 million, driven by increased client activity levels, particularly in credit and foreign exchange product lines.

Credit loss expense / recovery

Net credit loss expenses were USD 15 million, with stage 3 net expenses of USD 27 million recognized across various positions, partly offset by stage 1 and 2 recoveries of USD 12 million.

Operating expenses

Total operating expenses increased by USD 273 million, or 17%, to USD 1,853 million, mainly driven by personnel expenses, which included USD 229 million related to the modification of certain outstanding deferred compensation awards.

›   Refer to “Note 1 Basis of accounting and other financial reporting effects” and “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

Risk-weighted assets and leverage ratio denominator: 3Q20 vs 2Q20

Risk-weighted assets

Total risk-weighted assets (RWA) decreased by USD 5.5 billion, or 6%, to USD 92 billion. Market risk RWA decreased by USD 3 billion, due to lower stressed and regulatory value-at-risk (VaR) levels. Credit and counterparty credit risk RWA decreased by USD 2 billion, driven by lower RWA on lending exposures in Global Banking and derivatives in Global Markets.

›   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator increased by USD 9 billion, or 3%, to USD 313 billion, mainly reflecting both unfavorable foreign exchange movements and increases in cash balances, trading portfolio valuations and derivative exposures.

›   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Investment Bank

Results: 9M20 vs 9M19

Profit before tax increased by USD 1,147 million, or 142%, to USD 1,953 million, driven by higher operating income, partly offset by higher operating expenses.

Total operating income increased by USD 1,614 million, or 29%, to USD 7,202 million, reflecting higher revenues in both Global Markets and Global Banking, partly offset by higher credit loss expenses.

Global Banking revenues increased by USD 275 million, or 19%, to USD 1,710 million, reflecting higher revenues in Capital Markets, partly offset by lower revenues in Advisory.

Advisory revenues decreased by USD 119 million, or 21%, to USD 444 million, mainly reflecting lower revenues from mergers and acquisitions, in line with a global fee pool decline of 21%.

Capital Markets revenues increased by USD 394 million, or 45%, to USD 1,266 million. This was primarily driven by increases in Equity Capital Markets of USD 180 million, or 71%, compared with an increase in the global fee pool of 76%, and increases in Leveraged Capital Markets of USD 82 million, or 39%, compared with a decrease in the global fee pool of 12%. Mark-to-market losses of USD 88 million in leveraged capital markets, corporate lending and real estate finance portfolios, as credit spreads fluctuated, were more than offset by gains of USD 106 million in a portfolio of instruments used to hedge credit exposure in the Investment Bank’s lending and leveraged loan portfolios.

Global Markets revenues increased by USD 1,531 million, or 37%, to USD 5,708 million, due to higher client activity levels, resulting from market volatility, particularly across foreign exchange, rates, cash equities and credit product lines, reflecting the effects of the COVID-19 pandemic on financial markets and ensuing client activity levels. The results included a USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Execution & Platform revenues increased by USD 343 million, or 31%, to USD 1,430 million, mainly driven by higher client activity levels in cash equities and fixed-income products that are traded over electronic platforms.

Derivatives & Solutions revenues increased by USD 1,047 million, or 55%, to USD 2,949 million, driven by higher client activity levels across foreign exchange, rates and credit products, as well as the aforementioned USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family. This was partly offset by a decrease in Equity Derivatives revenue due to challenging market conditions in the first half of the year for our structured derivatives business.

Financing revenues increased by USD 141 million, or 12%, to USD 1,329 million, due to higher revenues in Equity Financing.

Equities revenues increased by USD 474 million, or 16%, to USD 3,438 million, mainly driven by increases in cash equities and financing services revenues, as well as the aforementioned USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family, partly offset by a decrease in Equity Derivatives revenue.

Foreign Exchange, Rates and Credit revenues increased by USD 1,057 million, or 87%, to USD 2,270 million, driven by higher levels of client activity.

Net credit loss expenses were USD 215 million, compared with net expenses of USD 24 million. Stage 1 and 2 net credit loss expenses were USD 106 million, mainly due to expenses of USD 86 million resulting from an update to the forward-looking scenarios, factoring in updated macroeconomic assumptions to reflect the effects of the COVID-19 pandemic, in particular updated GDP and unemployment assumptions. Stage 3 net credit loss expenses were USD 109 million, including losses of USD 58 million on energy-related exposures.

Total operating expenses increased by USD 467 million, or 10%, to USD 5,249 million, mainly driven by an increase in personnel expenses, reflecting strong revenues in both Global Markets and Global Banking, as well as USD 229 million related to the modification of certain outstanding deferred compensation awards. This was partly offset by a decrease in general and administrative expenses.

›   Refer to “Note 1 Basis of accounting and other financial reporting effects” and “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information about the modification of deferred compensation awards

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.9.20	30.6.20	30.9.19	2Q20	3Q19	30.9.20	30.9.19

Results
Total operating income	78	(155)	(191)			(557)	(174)
Total operating expenses	262	151	9	74		342	97
Operating profit / (loss) before tax	(184)	(305)	(200)	(40)	(8)	(899)	(271)
of which: Group Treasury	23	(192)	(87)			(300)	31
of which: Non-core and Legacy Portfolio	(50)	(69)	(53)	(28)	(6)	(339)	(15)
of which: Group Services	(157)	(44)	(60)	261	164	(261)	(287)

Additional information
Risk-weighted assets (USD billion)[2]	29.6	30.8	27.9	(4)	6	29.6	27.9
Leverage ratio denominator (USD billion)[2,3]	94.0	108.0	68.8	(13)	37	94.0	68.8

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to the “Capital management” section of this report for more information.    3 The leverage ratio denominators as of 30 September 2020 and 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.

Results: 3Q20 vs 3Q19

Group Functions recorded a loss before tax of USD 184 million, compared with a loss of USD 200 million.

Group Treasury

The Group Treasury result was positive USD 23 million, compared with negative USD 87 million.

Group Treasury included income related to centralized Group Treasury risk management services of negative USD 31 million, compared with negative USD 84 million.

Income from accounting asymmetries, including hedge accounting ineffectiveness, was net USD 83 million, compared with net USD 61 million.

The third quarter of 2019 also included net foreign currency translation losses of USD 46 million related to the closing of subsidiaries.

Operating expenses were stable at USD 27 million.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was negative USD 50 million, compared with negative USD 53 million. Credit loss expenses were USD 2 million compared with USD 1 million.

Group Services

The Group Services result was negative USD 157 million, compared with negative USD 60 million. This mainly resulted from real estate costs of USD 72 million in relation to early lease terminations and associated provisions, and expenses of USD 54 million related to the modification of certain outstanding deferred compensation awards. These items were partly offset by a net gain of USD 64 million from properties held for sale, driven by a gain on the sale of a property in Geneva, partly offset by remeasurement losses relating to properties that were reclassified in the quarter as held for sale, as well as lower funding costs related to deferred tax assets.

Results: 9M20 vs 9M19

Group Functions recorded a loss before tax of USD 899 million, compared with a loss of USD 271 million.

The Group Treasury result was negative USD 300 million, compared with positive USD 31 million.

Group Treasury included income from accounting asymmetries, including hedge accounting ineffectiveness, of net negative USD 33 million, compared with net positive income of USD 301 million. Revenues related to centralized Group Treasury risk management services were negative USD 227 million, compared with negative USD 173 million. The decrease was driven by additional liquidity costs in relation to COVID-19 market stress in the first half of the year, while the business divisions have assumed a part of these costs in the third quarter of 2020. The first nine months of 2019 also included net foreign currency translation losses of USD 35 million related to the closing of subsidiaries.

Group Treasury operating expenses decreased by USD 22 million to USD 50 million.

The Non-core and Legacy Portfolio result was negative USD 339 million, compared with negative USD 15 million. This result was mainly due to valuation losses of USD 143 million on a remaining exposure of USD 1.4 billion to auction rate securities (ARS), compared with valuation gains recognized in the prior-year period. Our remaining exposure to ARS was rated AA or above as of 30 September 2020. In addition, the first nine months of 2020 included a credit loss expense of USD 37 million on an energy-related exposure.

The Group Services result was negative USD 261 million, compared with negative USD 287 million. This mainly resulted from a net gain of USD 64 million from properties held for sale, as well as lower funding costs related to deferred tax assets, partly offset by real estate costs of USD 72 million in relation to early lease terminations and associated provisions, and expenses of USD 54 million related to the modification of certain outstanding deferred compensation awards.

Risk, treasury and capital management

Management report

Table of contents

33	Risk management and control
33	Credit risk
36	Market risk
37	Country risk
37	Operational risk

38	Balance sheet, liquidity and funding management
38	Strategy, objectives and governance
38	Assets and liquidity management
39	Liabilities and funding management

43	Capital management
44	Swiss SRB requirements and information
47	Total loss-absorbing capacity
51	Risk-weighted assets
53	Leverage ratio denominator
55	Equity attribution and return on attributed equity
56	UBS shares

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2019.

The outbreak of COVID-19 and the associated market turbulences have caused widespread economic disruption. The related effects on credit risk, market risk, country risk and operational risk in the third quarter of 2020 are reflected in the following sections.

›   Refer to the “Recent developments” section of this report for more information about the COVID-19 pandemic

Credit risk

Credit loss expense / recovery

Total net credit loss expenses were USD 89 million during the third quarter of 2020, reflecting net expenses of USD 8 million related to stage 1 and 2 positions and net expenses of USD 81 million related to credit-impaired (stage 3) positions, of which USD 59 million related to a case of fraud at a commodity trade finance counterparty, which affected a number of lenders, including UBS. Our remaining exposure to this counterparty is minimal.

›   Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information about credit loss expense / recovery

›   Refer to “Operational risk” in this section

›   Refer to “Note 1 Summary of significant accounting policies” and “Note 23b Expected credit loss measurement” in the “Consolidated financial statements” section of our Annual Report 2019 for more information about the scenario updates

Credit loss (expense) / recovery
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 30.9.20
Stages 1 and 2	0	(21)	0	12	0	(8)
Stage 3	21	(71)	(2)	(27)	(2)	(81)
Total credit loss (expense) / recovery	22	(92)	(2)	(15)	(2)	(89)

For the quarter ended 30.6.20
Stages 1 and 2	(45)	(100)	0	(56)	0	(202)
Stage 3	(19)	(10)	0	(22)	(20)	(70)
Total credit loss (expense) / recovery	(64)	(110)	0	(78)	(20)	(272)

Risk management and control

Committed credit facilities

While committed credit facilities increased during the third quarter of 2020, we did not observe an increase in drawing of credit facilities by clients. We manage our credit risk on the aggregate of drawn and committed undrawn credit facilities and model full drawing of committed facilities in our stress testing framework.

Loan underwriting

In the Investment Bank, new loan underwriting activity was high during the quarter and distributions increased. As of 30 September 2020, mandated loan underwriting commitments totaled USD 7 billion on a notional basis (compared with USD 5.2 billion as of 30 June 2020). As of 30 September, USD 0.8 billion of commitments had not yet been distributed as originally planned.

Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place and fair value write-downs were more than offset by gains on credit hedges.

Exposures to the oil and gas sector

During the third quarter of 2020, oil prices were relatively stable compared with the end of the second quarter of 2020. We have significantly reduced our exposure to the oil and gas sector over recent years. As of 30 September 2020, total net lending exposure directly related to the production and supply of oil and gas totaled USD 1.3 billion, all of which was in the Investment Bank and Non-core and Legacy Portfolio. 77% of our net lending exposure of USD 1.3 billion was with investment-grade-rated counterparties.

In addition, we closely monitor our exposures related to our commodity trade finance activities within Personal & Corporate Banking. Risks in this business are mostly idiosyncratic non-financial risks.

›    Refer to “Credit loss expense / recovery” and “Operational risk” in this section for more information on commodity trade finance

Overall banking products exposures

Overall banking products exposure increased by USD 18 billion to USD 612 billion as of 30 September 2020. USD 16 billion is due to loans and advances to customers and USD 3 billion due to loan commitments, with a partly offsetting USD 1 billion reduction in loans and advances to banks.

The credit-impaired gross exposure decreased by USD 274 million to USD 3,580 million as of 30 September 2020. The decrease stemmed mainly from a Non-core and Legacy Portfolio position that has been restructured and is now carried at fair value instead of amortized cost.

In Personal & Corporate Banking, loans and advances to customers increased by USD 4.9 billion, mainly driven by the effects of the US dollar depreciating against the Swiss franc on a mostly Swiss franc-denominated portfolio. In Global Wealth Management, the USD 12.8 billion increase of loans and advances to customers was mainly driven by higher volumes of Lombard loans in the US and Switzerland, as well as currency effects. In the Investment Bank, loans and advances to customers remained mostly unchanged, with a decrease of USD 1.0 billion.

Exposure related to traded products remained mostly unchanged, with an increase of USD 1.1 billion during the third quarter of 2020.

Swiss mortgage portfolio

Of our total Swiss real estate portfolio of USD 162 billion, USD 146 billion related to Swiss residential real estate, USD 6 billion to commercial retail and office real estate, and a further USD 10 billion to industrial and other real estate.

The residential portfolio consists of USD 121 billion for single-family homes (average LTV of 54%) and USD 25 billion in residential income-producing real estate (average LTV of 52%). We are also carefully monitoring the level of risk in our Swiss commercial retail and office real estate portfolio (average LTV of 46%) and its resilience to the economic impact of COVID-19.

›   Refer to the “Risk management and control” section of our Annual Report 2019 for more information about our Swiss mortgage portfolio

Exposure to the Swiss economy and Swiss corporates

Within Personal & Corporate Banking, risks related to our exposures to certain industry sectors have increased. Industries in focus with a negative outlook include tourism; culture, sports and education; and watches; as well as media and, to a lesser degree, retail. Our exposure to the tourism sector (including hotels, restaurants and transport) totaled USD 2.0 billion as of 30 September 2020, with hotels accounting for USD 1.0 billion of this exposure. Our other exposures included the following: USD 1.6 billion to the retail sector; USD 0.9 billion to the culture, sports and education sector; USD 0.3 billion to the media sector; and USD 0.2 billion to the watch sector. Apart from a few large counterparties, our exposures within these sectors are highly diversified across Switzerland.

Banking and traded products exposure in our business divisions and Group Functions
	30.9.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	279,856	215,764	3,760	63,933	48,499	611,812
of which: loans and advances to customers (on-balance sheet)	196,961	148,309	1	12,728	4,130	362,129
of which: guarantees and loan commitments (off-balance sheet)	9,408	27,994	0	18,769	3,052	59,224
Traded products[2,3]
Gross exposure	10,661	1,084	0	39,052		50,798
of which: over-the-counter derivatives	7,691	1,017	0	10,500		19,209
of which: securities financing transactions	0	0	0	21,303		21,303
of which: exchange-traded derivatives	2,970	67	0	7,249		10,286
Other credit lines, gross[4]	11,781	23,785	0	3,282	69	38,917

Total credit-impaired exposure, gross (stage 3)	1,367	1,923	1	218	72	3,580
Total allowances and provisions for expected credit losses (stages 1 to 3)	330	904	1	252	63	1,550
of which: stage 1	96	128	0	69	3	296
of which: stage 2	67	212	0	81	0	360
of which: stage 3 (allowances and provisions for credit-impaired exposures)	167	564	1	103	60	894

	30.6.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	268,709	209,374	3,993	62,771	48,797	593,644
of which: loans and advances to customers (on-balance sheet)	184,157	143,392	1	13,691	4,500	345,741
of which: guarantees and loan commitments (off-balance sheet)	8,612	26,904	0	18,230	2,219	55,964
Traded products[2,3]
Gross exposure	9,664	973	0	39,072		49,710
of which: over-the-counter derivatives	6,819	930	0	10,590		18,339
of which: securities financing transactions	0	0	0	20,519		20,519
of which: exchange-traded derivatives	2,845	44	0	7,963		10,852
Other credit lines, gross[4]	12,130	22,323	0	3,300	70	37,822

Total credit-impaired exposure, gross (stage 3)	1,353	1,809	0	280	412	3,854
Total allowances and provisions for expected credit losses (stages 1 to 3)	345	799	0	271	73	1,489
of which: stage 1	101	111	0	74	3	289
of which: stage 2	62	199	0	85	0	346
of which: stage 3 (allowances and provisions for credit-impaired exposures)	182	489	0	112	70	853

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	30.9.20	30.6.20	30.9.20	30.6.20
Secured by residential property	58,191	56,502	107,950	104,357
Secured by commercial / industrial property[1]	2,890	2,828	18,942	18,322
Secured by cash	19,980	19,913	1,562	1,610
Secured by securities	98,774	88,512	1,817	1,663
Secured by guarantees and other collateral	15,389	14,768	6,396	5,594
Unsecured loans and advances to customers	1,737	1,633	11,641	11,846
Total loans and advances to customers, gross	196,961	184,157	148,309	143,392
Allowances	(198)	(212)	(736)	(638)
Total loans and advances to customers, net of allowances	196,763	183,946	147,573	142,754
1 Includes exposures with mixed collateral as security, where the primary purpose of the loan is not to finance a specific property.

Risk management and control

Market risk

We continued to maintain generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) decreased marginally, to USD 13 million, compared with the second quarter of 2020.

There were no Group VaR negative backtesting exceptions in the third quarter of 2020, and the total number of negative backtesting exceptions within the most recent 250-business-day window remained at 3. The Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from back testing exceptions for market risk risk-weighted assets remained unchanged compared with the prior quarter, at 3.0. FINMA’s freeze on back-testing exceptions did not affect this multiplier.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	2	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	8	14	10	12	10	7	7	4	4
Group Functions	4	7	5	6	0	4	4	1	0
Diversification effect[2,3]			(5)	(5)	0	(4)	(5)	(1)	0
Total as of 30.9.20	9	17	11	13	10	8	7	4	4
Total as of 30.6.20	11	19	14	14	12	8	6	4	4

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Group Functions, it is not meaningful to calculate a portfolio diversification effect.

As of 30 September 2020, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 26.8 million, compared with negative USD 26.6 million as of 30 June 2020. The change in the interest rate sensitivity was driven by an increase in fixed-rate securities-based lending, largely offset by higher deposit volumes. The reported interest rate sensitivity excludes the additional tier 1 (AT1) capital instruments as per FINMA Pillar 3 disclosure requirements, with a sensitivity of USD 4.6 million per basis point, and our equity, goodwill and real estate, with a modeled sensitivity of USD 22.2 million per basis point, of which USD 5.4 million and USD 16.5 million are attributable to the Swiss franc and the US dollar portfolios, respectively.

The most adverse of the six FINMA interest rate scenarios was the “Parallel up” scenario, which resulted in a change in the economic value of equity of negative USD 5.6 billion, representing a pro forma reduction of 10.3% of tier 1 capital, which is well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 30 September 2020 would be a reduction of 1.2%, or USD 0.7 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would, however, have a positive effect on net interest income.

›   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2019 for more information about the management of interest rate risk in the banking book

›   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(5.2)	(729.6)	824.6	(373.4)	230.0	(68.4)	73.1
EUR	(0.1)	(22.5)	(2.2)	(90.7)	68.9	59.5	(93.4)
GBP	0.2	37.1	(51.6)	(7.6)	11.0	28.5	(24.0)
USD	(21.0)	(4,763.1)	4,010.0	(309.8)	(772.1)	(2,341.3)	2,507.1
Other	(0.6)	(133.6)	(3.8)	3.8	(35.6)	(81.4)	(6.4)
Total effect on economic value of equity as per Pillar 3 requirement as of 30.9.20	(26.8)	(5,611.7)	4,777.0	(777.8)	(497.8)	(2,403.1)	2,456.3
Additional tier 1 (AT1) capital instruments	4.6	881.3	(941.4)	(79.0)	274.1	601.8	(628.3)
Total including AT1 capital instruments as of 30.9.20	(22.2)	(4,730.4)	3,835.6	(856.7)	(223.7)	(1,801.3)	1,828.1
Total effect on economic value of equity as per Pillar 3 requirement as of 30.6.20	(26.6)	(5,565.0)	4,845.7	(876.2)	(364.4)	(2,274.8)	2,394.5
Total including AT1 capital instruments as of 30.6.20	(22.2)	(4,717.7)	3,941.3	(956.3)	(97.2)	(1,694.3)	1,788.3

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Country risk

The COVID-19 pandemic, and its impact on growth, employment, debt dynamics and supply chains, has become the primary driver of country risk, and we expect this to be the case for at least the near future. There are concerns about the emergence of additional waves of the virus as case numbers continue to rise in several countries. We expect measures taken by governments and central banks that are intended to support their economies to give rise to increased sovereign risk.

We remain watchful of developments in Europe and political changes in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to the major European economies, including the UK, Germany and France. The UK’s process of withdrawing from the EU remains an area of concern.

The US election on 3 November 2020 is another area of focus, and there is some concern that the result may be contested, which could lead to economic uncertainty.

We continue to monitor potential trade policy disputes, as well as the economic and political developments in Hong Kong.

A number of emerging markets are facing economic, political and market pressures. Our exposure to emerging market countries is well diversified.

›   Refer to the “Risk management and control” section of our Annual Report 2019 for more information

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	30.9.20							30.6.20
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	136	135	317	295	912	1,364	1,342	1,685	1,648
Belgium	92	92	275	275	213	580	580	561	561
Finland	14	14	263	263	852	1,129	1,129	1,182	1,182
France	1,365	1,365	1,566	1,442	4,224	7,155	7,031	10,423	10,304
Greece	14	3	0	0	6	20	9	19	13
Ireland	639	571	26	26	425	1,089	1,021	978	975
Italy	760	738	222	220	1,872	2,854	2,830	2,781	2,700
Portugal	30	30	32	32	2	64	63	73	73
Spain	539	446	91	91	211	841	749	773	683
Other[2]	937	910	22	22	26	984	957	1,092	1,072
Total	4,526	4,304	2,812	2,665	8,743	16,081	15,711	19,566	19,211

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Operational risk

Operational resilience, conduct and financial crime remain the key non-financial risk themes for UBS and the financial services industry.

Operational resilience continues to be a focus area for regulators globally, with a particular emphasis on measures taken to respond to the COVID-19 pandemic. In order to address currently developing regulatory requirements, we have established a global program to enhance our existing capabilities. The existing resilience built into our operations and the effectiveness of our business continuity management and operational risk procedures (including those which apply to third-party service providers) have been critical in handling the ongoing COVID-19 pandemic and have enabled us to continue to serve our clients without material impact. We have maintained stable operations while complying with governmental requirements regarding containment that have been imposed in many of our principal locations, and we remain focused on the safety and well-being of our staff.

Remote working arrangements can lead to increased conduct risk, inherent risk of fraudulent activities and potential increases in the number of suspicious transactions. They can also increase information security risks (in particular, regarding client identifying data and unpublished price-sensitive information). Our increased monitoring and supervision remain in place for remote working.

Programs to educate clients and employees on fraud risk continue and our protocols for interaction to mitigate this risk have been updated. We have also implemented additional monitoring and analytics to closely track fraud risk and are keeping abreast of emerging trends in order to deploy further mitigating activity as necessary.

In addition to the effects of COVID-19, financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and high regulatory attention persists. We continue to prioritize our efforts to understand the developing nature of these risks. We invest heavily in our detection capabilities and core systems as part of our financial crime prevention program, with a focus on improving these to meet regulatory expectations. The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 related to our US branch know-your-customer and anti-money laundering (AML) programs. As a response, the firm initiated an extensive program that seeks to ensure sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all US legal entities. In addition to the significant improvement measures introduced in 2019, we have also focused on strategic enhancements in the areas of AML / know your customer and sanctions on a global scale.

During the third quarter of 2020, we booked a stage 3 credit loss expense of USD 59 million in Personal & Corporate Banking related to a case of fraud at a commodity trade finance counterparty, which affected a number of lenders, including UBS. Our remaining exposure to this counterparty is minimal. We continue to closely monitor our exposures related to our commodity trade finance activities.

Balance sheet, liquidity and funding management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2019, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Balances provided in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets (30 September 2020 vs 30 June 2020)

As of 30 September 2020, balance sheet assets totaled USD 1,065 billion, an increase of USD 1 billion compared with 30 June 2020. Total assets excluding derivatives and cash collateral receivables on derivative instruments increased by USD 7 billion to USD 888 billion, mainly driven by increases in lending assets and trading portfolio assets. This was partly offset by decreases in other financial assets measured at amortized cost and fair value, non-financial assets, and financial assets for unit-linked investment contracts, as well as in securities financing transactions at amortized cost.

Lending assets increased by USD 15 billion, driven by Global Wealth Management and Personal & Corporate Banking, primarily reflecting currency effects and increases in Lombard loans. Trading portfolio assets increased by USD 10 billion, mainly due to higher inventory levels held in the Investment Bank to hedge client positions.

The USD 9 billion decrease in other financial assets measured at amortized cost and fair value was mostly driven by disposals, reflecting a shift within the high-quality liquid asset (HQLA) portfolio into securities financing transactions at amortized cost. Non-financial assets and financial assets for unit-linked investment contracts decreased by USD 5 billion, largely as a result of client shifts from unit-linked investments into segregated mandates. Securities financing transactions at amortized cost decreased by USD 5 billion, driven by the effects of changes in collateral sourcing requirements in Group Treasury and a decrease in securities borrowing activities in the Investment Bank, partly offset by the reinvestment of proceeds from the aforementioned disposals of other financial assets measured at amortized cost and fair value.

Derivatives and cash collateral receivables on derivative instruments decreased by USD 6 billion, mainly reflecting market-driven movements and roll-offs in foreign exchange and equity / index contracts in our Financing business in the Investment Bank.

›   Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of			% change from
USD billion	30.9.20	30.6.20	31.12.19	30.6.20	31.12.19
Cash and balances at central banks	149.2	149.5	107.1	0	39
Lending[1]	375.7	360.3	339.2	4	11
Securities financing transactions at amortized cost	80.4	85.3	84.2	(6)	(5)
Trading portfolio[2]	108.2	98.0	127.5	10	(15)
Derivatives and cash collateral receivables on derivative instruments	177.2	182.9	145.1	(3)	22
Brokerage receivables	20.9	19.8	18.0	5	16
Other financial assets measured at amortized cost and fair value[3]	94.6	103.8	85.6	(9)	10
Non-financial assets and financial assets for unit-linked investment contracts	59.1	64.2	65.4	(8)	(10)
Total assets	1,065.2	1,063.8	972.2	0	10

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Liquidity coverage ratio

In the third quarter of 2020, the UBS Group liquidity coverage ratio (LCR) decreased 1 percentage point to 154%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The LCR decrease was primarily driven by higher average net cash outflows from customer deposits. This effect was mostly offset by higher average HQLA balances due to higher holdings of liquidity buffer securities and a decrease in average excess liquidity subject to transfer restrictions.

›   Refer to the “Treasury management” section of our Annual Report 2019 for more information about liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 3Q20[1]	Average 2Q20[1]

High-quality liquid assets[2]
Cash balances[3]	133	145
Securities (on- and off-balance sheet)	78	62
Total high-quality liquid assets[4]	211	207

Cash outflows[2]
Retail deposits and deposits from small business customers	32	30
Unsecured wholesale funding	113	114
Secured wholesale funding	70	65
Other cash outflows	45	42
Total cash outflows	261	251

Cash inflows[2]
Secured lending	76	69
Inflows from fully performing exposures	32	31
Other cash inflows	15	17
Total cash inflows	123	117

Liquidity coverage ratio
High-quality liquid assets	211	207
Net cash outflows	137	134
Liquidity coverage ratio (%)[5]	154	155

1 Calculated based on an average of 66 data points in the third quarter of 2020 and 65 data points in the second quarter of 2020.    2 Calculated after the application of haircuts and inflow and outflow rates.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Liabilities and funding management

Liabilities (30 September 2020 vs 30 June 2020)

Total liabilities decreased by USD 1 billion to USD 1,005 billion as of 30 September 2020. Total liabilities excluding derivatives and cash collateral payables on derivative instruments increased by USD 5 billion to USD 822 billion as of 30 September 2020, driven mainly by increases in customer deposits and long-term debt issued, as well as in trading portfolio liabilities. This was partly offset by decreases in securities financing transactions at amortized cost and non-financial liabilities and financial liabilities related to unit-linked investment contracts.

Customer deposits increased by USD 14 billion in Global Wealth Management and Personal & Corporate Banking, reflecting currency effects and that clients are holding higher levels of cash in an uncertain market environment. Long-term debt issued increased by USD 4 billion, mainly reflecting market-driven movements and issuances of senior unsecured debt that contributes to total loss-absorbing capacity (TLAC). Trading portfolio liabilities increased by USD 2 billion, reflecting increases in short positions to hedge client transactions, as well as netting effects, with a corresponding movement on the asset side.

These increases were partly offset by a decrease of USD 6 billion in securities financing transactions at amortized cost, mainly reflecting the effects of changes in collateral sourcing requirements, in line with the effect on the asset side. Non-financial liabilities and financial liabilities related to unit-linked investment contracts decreased by USD 5 billion, mainly reflecting a decrease in unit-linked investment contracts in line with the movement on the asset side. Short-term borrowings decreased by USD 2 billion, driven by lower amounts due to banks in Personal & Corporate Banking, as well as maturities of certificates of deposit in Group Treasury. Other financial liabilities at amortized cost and fair value decreased by USD 1 billion, mainly due to higher netting of securities financing transactions measured at fair value.

Derivatives and cash collateral payables on derivative instruments decreased by USD 6 billion, in line with the aforementioned movement in derivative financial assets and cash collateral receivables.

The “Liabilities by product and currency” table in this section provides more information about our funding sources.

›   Refer to “Bondholder information” at www.ubs.com/investors  for more information about capital and senior debt instruments

›   Refer to the “Consolidated financial statements” section of this report for more information

Balance sheet, liquidity and funding management

Equity (30 September 2020 vs 30 June 2020)

Equity attributable to shareholders increased to USD 59,451 million as of 30 September 2020, from USD 57,003 million as of 30 June 2020.

Total comprehensive income attributable to shareholders was USD 2,173 million, reflecting net profit of USD 2,093 million and positive other comprehensive income (OCI) of USD 80 million. OCI mainly included positive OCI related to foreign currency translation of USD 428 million, positive defined benefit plan OCI of USD 44 million, negative cash flow hedge OCI of USD 229 million and negative OCI related to own credit of USD 144 million.

Share premium increased by USD 196 million, mainly reflecting the amortization of deferred share-based compensation awards, which increased share premium by USD 286 million. This included USD 147 million of amortization of certain share-settled deferred compensation awards following the modification of the terms of these awards.

Net treasury share activity increased equity attributable to shareholders by USD 14 million.

Equity attributable to non-controlling interests increased by USD 120 million to USD 293 million, mainly reflecting the establishing of a banking partnership with Banco do Brasil on 30 September 2020.

›   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

›   Refer to “Note 1 Basis of accounting and other financial reporting effects” in the “Consolidated financial statements” section of this report for more information about a restatement of compensation-related liabilities affecting opening retained earnings and the modification of deferred compensation awards

›   Refer to “UBS shares” in the “Capital management” section of this report for more information about the share repurchase program

›   Refer to “Note 18 Changes in organization” in the “Consolidated financial statements” section of this report for more information about the banking partnership with Banco do Brasil

Liabilities and equity
	As of			% change from
USD billion	30.9.20	30.6.20	31.12.19	30.6.20	31.12.19
Short-term borrowings[1]	46.9	48.8	28.4	(4)	65
Securities financing transactions at amortized cost	6.0	12.0	7.8	(50)	(23)
Customer deposits	487.9	474.3	448.3	3	9
Long-term debt issued[2]	153.6	149.2	155.5	3	(1)
Trading portfolio[3]	36.8	34.4	30.6	7	20
Derivatives and cash collateral payables on derivative instruments	183.0	189.2	152.3	(3)	20
Brokerage payables	38.9	40.2	37.2	(3)	5
Other financial liabilities measured at amortized cost and fair value[4]	19.6	21.0	17.5	(7)	12
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	32.7	37.5	40.0	(13)	(18)
Total liabilities	1,005.4	1,006.7	917.5	0	10
Share capital	0.3	0.3	0.3	0	0
Share premium	17.3	17.1	18.1	1	(4)
Treasury shares	(3.6)	(3.6)	(3.3)	0	8
Retained earnings	37.9	36.0	34.1	5	11
Other comprehensive income[5]	7.4	7.2	5.3	4	40
Total equity attributable to shareholders	59.5	57.0	54.5	4	9
Equity attributable to non-controlling interests	0.3	0.2	0.2	69	68
Total equity	59.7	57.2	54.7	4	9
Total liabilities and equity	1,065.2	1,063.8	972.2	0	10

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.

Off-balance sheet
	As of		% change from
USD billion	30.9.20	30.6.20	30.6.20
Total guarantees[1]	16.2	14.6	11
Loan commitments[1]	50.6	46.3	9
Forward starting reverse repurchase agreements[1]	41.7	39.5	6
Forward starting repurchase agreements[1]	36.6	45.5	(20)
Committed unconditionally revocable credit lines[2]	38.9	37.8	3

1 These lines provided in this table are aligned with the scope disclosed in “Note 17 Guarantees, commitments and forward starting transactions” in the “Consolidated financial statements” section of this report. Total guarantees and Loan commitments are shown net of sub-participations.    2 Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information.

Off-balance sheet (30 September 2020 vs 30 June 2020)

Loan commitments increased by USD 4 billion, mainly due to client activity in our Global Banking business in the Investment Bank.

Forward starting reverse repurchase agreements increased by USD 2 billion and forward starting repurchase agreements decreased by USD 9 billion, both primarily in Group Treasury, reflecting fluctuations in market activity in short-dated securities financing transactions.

Pro forma net stable funding ratio
USD billion, except where indicated	30.9.20	30.6.20
Available stable funding	539	522
Required stable funding	461	442
Pro forma net stable funding ratio (%)	117	118

Net stable funding ratio

As of 30 September 2020, our estimated pro forma net stable funding ratio (NSFR) was 117%, a decrease of 1 percentage point compared with 30 June 2020. This reflected a USD 17 billion increase in available stable funding, driven by higher customer deposits and capital. This was offset by an increase in required stable funding of USD 19 billion, driven by increases in loans to customers and trading assets.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

›   Refer to the “Treasury management” section of our Annual Report 2019 for more information about the net stable funding ratio

Balance sheet, liquidity and funding management

Liabilities by product and currency
	USD billion		As a percentage of total liabilities
	All currencies		All currencies		USD		CHF		EUR		Other
	30.9.20	30.6.20	30.9.20	30.6.20	30.9.20	30.6.20	30.9.20	30.6.20	30.9.20	30.6.20	30.9.20	30.6.20
Short-term borrowings	46.9	48.8	4.7	4.9	2.7	2.8	0.5	0.6	0.7	0.7	0.8	0.8
of which: due to banks	9.9	12.4	1.0	1.2	0.3	0.4	0.4	0.5	0.1	0.2	0.2	0.2
of which: short-term debt issued[1]	37.0	36.4	3.7	3.6	2.4	2.4	0.0	0.0	0.6	0.6	0.6	0.6
Securities financing transactions at amortized cost	6.0	12.0	0.6	1.2	0.4	1.0	0.0	0.0	0.1	0.1	0.2	0.1
Customer deposits	487.9	474.3	48.5	47.1	18.6	18.0	20.2	19.6	5.5	5.4	4.2	4.1
of which: demand deposits	213.4	199.5	21.2	19.8	6.7	6.0	7.0	6.7	4.2	4.1	3.3	3.0
of which: retail savings / deposits	201.9	193.2	20.1	19.2	7.6	7.2	12.0	11.5	0.5	0.5	0.0	0.0
of which: time deposits	40.7	47.2	4.0	4.7	2.9	3.3	0.3	0.4	0.1	0.1	0.8	1.0
of which: fiduciary deposits	31.8	34.3	3.2	3.4	1.5	1.5	1.0	1.0	0.7	0.8	0.1	0.1
Long-term debt issued[2]	153.6	149.2	15.3	14.8	8.4	8.5	1.7	1.5	3.6	3.3	1.7	1.6
of which: senior unsecured debt	59.3	57.8	5.9	5.7	3.0	3.0	0.2	0.2	2.1	2.0	0.7	0.6
of which: covered bonds	2.7	2.6	0.3	0.3	0.0	0.0	0.0	0.0	0.3	0.3	0.0	0.0
of which: subordinated debt	22.0	21.1	2.2	2.1	1.6	1.6	0.0	0.0	0.4	0.3	0.2	0.2
of which: debt issued through the Swiss central mortgage institutions	9.3	8.8	0.9	0.9	0.0	0.0	0.9	0.9	0.0	0.0	0.0	0.0
of which: other long-term debt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
of which: debt issued measured at fair value	60.3	58.9	6.0	5.8	3.7	3.9	0.6	0.4	0.9	0.7	0.8	0.8
Trading portfolio	36.8	34.4	3.7	3.4	1.2	1.0	0.1	0.2	0.8	1.0	1.5	1.3
Derivatives and cash collateral payables on derivative instruments	183.0	189.2	18.2	18.8	14.8	15.4	0.2	0.2	2.0	2.0	1.1	1.1
Brokerage payables	38.9	40.2	3.9	4.0	2.9	3.0	0.0	0.0	0.3	0.3	0.7	0.7
Other financial liabilities measured at amortized cost and fair value[3]	19.6	21.0	1.9	2.1	1.2	1.3	0.2	0.2	0.2	0.3	0.3	0.2
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	32.7	37.5	3.2	3.7	0.6	0.5	0.2	0.2	0.1	0.2	2.3	2.9
Total liabilities	1,005.4	1,006.7	100.0	100.0	50.9	51.5	23.1	22.4	13.3	13.3	12.7	12.8

1 Short-term debt issued consists of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with the “Capital management” section of our Annual Report 2019, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework. Capital requirements effective from 1 January 2020 are provided on the next page.

Additional regulatory disclosures for UBS Group AG on a consolidated basis are provided in our 30 September 2020 Pillar 3 report. The Pillar 3 report also includes information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 30 September 2020 and is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, will be provided in the UBS AG third quarter 2020 report, which will be available as of 23 October 2020 under “Quarterly reporting” at www.ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Capital management

Swiss SRB requirements and information

As of 1 January 2020, we have fully phased in the going and gone concern requirements of the Swiss Capital Adequacy Ordinance (the CAO) that include the too big to fail provisions applicable to Swiss SRBs, which became effective on 1 July 2016 and were phased in until 1 January 2020. Information about the Swiss SRB capital framework, and about Swiss SRB going and gone concern requirements that were phased in until the end of 2019, is provided in the “Capital management” section of our Annual Report 2019.

With the CAO having entered into force as of 1 January 2020, instruments meeting gone concern requirements continue to remain eligible until one year before maturity; the previously applicable 50% haircut in the last year of eligibility has been removed. Instead, now a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years (i.e., are in the last year of eligibility). Once at least 75% of the gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital. Our gone concern instruments are reasonably evenly distributed across maturities, with no major cliffs; therefore, this 25% restriction has not affected us and we do not anticipate that it will affect us in the future.

The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis, as detailed in our 30 September 2020 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table on the next page provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 September 2020, excluding the effects of the temporary exemption of central bank sight deposits for the going concern leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) on 25 March 2020 in connection with COVID-19. The effects of the temporary exemption are presented later in this section.

›   Refer to the “Recent developments” section of our second quarter 2020 report for more information about the COVID-19-related regulatory and legal developments

Swiss SRB going and gone concern requirements and information
As of 30.9.20	RWA		LRD[1]
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[2]	39,524	4.88[2]	48,475
Common equity tier 1 capital	9.66	27,349	3.38	33,560
of which: minimum capital	4.50	12,741	1.50	14,915
of which: buffer capital	5.14	14,553	1.88	18,644
of which: countercyclical buffer	0.02	55
Maximum additional tier 1 capital	4.30	12,175	1.50	14,915
of which: additional tier 1 capital	3.50	9,910	1.50	14,915
of which: additional tier 1 buffer capital	0.80	2,265

Eligible going concern capital
Total going concern capital	19.21	54,396	5.47	54,396
Common equity tier 1 capital	13.49	38,197	3.84	38,197
Total loss-absorbing additional tier 1 capital[3]	5.72	16,198	1.63	16,198
of which: high-trigger loss-absorbing additional tier 1 capital	4.82	13,661	1.37	13,661
of which: low-trigger loss-absorbing additional tier 1 capital	0.90	2,538	0.26	2,538

Required gone concern capital[4]
Total gone concern loss-absorbing capacity	10.14	28,718	3.63	36,050
of which: base requirement	12.86	36,411	4.50	44,746
of which: additional requirement for market share and LRD	1.08	3,058	0.38	3,729
of which: applicable reduction on requirements[5]	(3.80)	(10,751)	(1.25)	(12,425)
of which: rebate granted (equivalent to 47.5% of maximum rebate)[5]	(2.54)	(7,182)	(0.89)	(8,856)
of which: reduction for usage of low-trigger tier 2 capital instruments[5]	(1.26)	(3,569)	(0.36)	(3,569)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.28	43,262	4.35	43,262
Total tier 2 capital	2.71	7,675	0.77	7,675
of which: low-trigger loss-absorbing tier 2 capital	2.52	7,138	0.72	7,138
of which: non-Basel III-compliant tier 2 capital	0.19	537	0.05	537
TLAC-eligible senior unsecured debt	12.57	35,587	3.58	35,587

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.10	68,242	8.50	84,526
Eligible total loss-absorbing capacity	34.49	97,658	9.82	97,658

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		283,133
Leverage ratio denominator[1]				994,366

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report and to the COVID-19-related information in this section.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The combined reduction applied for resolvability measures and the gone concern requirement reduction for the use of low-trigger loss-absorbing AT1 and low-trigger tier 2 capital instruments may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.

Capital management

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

In line with the FINMA exemption rules that apply until 1 January 2021, the eligible LRD relief applicable to UBS is reduced by the going concern LRD equivalent of the capital distribution that UBS plans to make for the financial year 2019.

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

Outside of this section, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present the LRD excluding the temporary FINMA exemption.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 30.9.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		994,366
Effective relief		(87,186)
of which: central bank sight deposits eligible for relief		(140,970)
of which: reduction of relief due to paid and planned dividend distribution[1]		53,785
Leverage ratio denominator after temporary exemption		907,181

Required going concern capital
Total going concern capital	4.88	44,225
Common equity tier 1 capital	3.38	30,617

Eligible going concern capital
Total going concern capital	6.00	54,396
Common equity tier 1 capital	4.21	38,197

1 Represents the leverage ratio denominator equivalent to a 4.875% going concern leverage ratio requirement applied to the planned 2019 dividend of USD 2,622 million, which includes the first installment of the 2019 dividend (USD 0.365 per share, paid on 7 May 2020) and the special dividend reserve of USD 0.365 per share (this reserve is earmarked for distribution based on the decision to be taken at an extraordinary general meeting (EGM) planned for 19 November 2020).

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the rules that are effective from 1 January 2020 and does not reflect the effects of the temporary exemption of central bank sight deposits from leverage ratio calculation granted by FINMA in connection with COVID-19.

The effects of the temporary exemption are presented on the previous page.

›   Refer to the “Recent developments” section of our second quarter 2020 report for more information about the COVID-19-related regulatory and legal developments

Swiss SRB going and gone concern information

USD million, except where indicated	30.9.20	30.6.20[1]	31.12.19[1]

Eligible going concern capital
Total going concern capital	54,396	53,505	51,842
Total tier 1 capital	54,396	53,505	51,842
Common equity tier 1 capital	38,197	38,114	35,535
Total loss-absorbing additional tier 1 capital	16,198	15,390	16,306
of which: high-trigger loss-absorbing additional tier 1 capital	13,661	12,899	13,892
of which: low-trigger loss-absorbing additional tier 1 capital	2,538	2,491	2,414

Eligible gone concern capital[2]
Total gone concern loss-absorbing capacity	43,262	40,021	37,753
Total tier 2 capital	7,675	7,598	7,431
of which: low-trigger loss-absorbing tier 2 capital	7,138	7,063	6,892
of which: non-Basel III-compliant tier 2 capital	537	534	540
TLAC-eligible senior unsecured debt	35,587	32,423	30,322

Total loss-absorbing capacity
Total loss-absorbing capacity	97,658	93,525	89,595

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	283,133	286,436	259,208
Leverage ratio denominator[3]	994,366	974,359	911,322

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.2	18.7	20.0
of which: common equity tier 1 capital ratio	13.5	13.3	13.7
Gone concern loss-absorbing capacity ratio	15.3	14.0	14.6
Total loss-absorbing capacity ratio	34.5	32.7	34.6

Leverage ratios (%)[3]
Going concern leverage ratio	5.5	5.5	5.7
of which: common equity tier 1 leverage ratio	3.84	3.91	3.90
Gone concern leverage ratio	4.4	4.1	4.1
Total loss-absorbing capacity leverage ratio	9.8	9.6	9.8

1 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.    2 As of 1 January 2020, instruments available to meet gone concern requirements remain eligible until one year before maturity without a haircut of 50% in the last year of eligibility. Refer to the “Total loss-absorbing capacity and movement” section of our first quarter 2020 report, available under “Quarterly reporting” at www.ubs.com/investors, for more information.    3 Leverage ratio denominators (LRDs) and leverage ratios for 30 September 2020 and 30 June 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report and to the COVID-19-related information in this section.

Capital management

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity increased by USD 4.1 billion to USD 97.7 billion in the third quarter of 2020.

Going concern capital and movement

During the third quarter of 2020, our going concern capital increased by USD 0.9 billion to USD 54.4 billion, mainly due to an increase in our additional tier 1 (AT1) capital of USD 0.8 billion to USD 16.2 billion. This increase reflects the issuance of an AT1 instrument with a nominal value of USD 750 million, as well as interest rate risk hedge, foreign currency translation and other effects.

Our common equity tier 1 (CET1) capital increased by USD 0.1 billion to USD 38.2 billion due to operating profit before tax and foreign currency effects, substantially offset by current taxes, compensation-related capital components, a capital reserve for potential share repurchases and accruals for capital returns to shareholders.

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 3.2 billion to USD 43.3 billion, mainly due to the issuance of four TLAC-eligible senior unsecured debt instruments with a total eligible amount of USD 2.7 billion, denominated in US dollars and Australian dollars, and also due to interest rate risk hedge, foreign currency translation and other effects.

›   Refer to “Bondholder information” at www.ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.2 percentage points to 13.5%, reflecting a decrease of risk-weighted assets (RWA) of USD 3.3 billion and a USD 0.1 billion increase in CET1 capital.

Our CET1 leverage ratio (excluding the above-mentioned FINMA exemption) decreased from 3.91% to 3.84% in the third quarter of 2020, due to a USD 20 billion increase in the LRD, which was only partly offset by the aforementioned increase in CET1 capital.

Our gone concern loss-absorbing capacity ratio increased from 14.0% to 15.3%, driven by the aforementioned increase in gone concern loss-absorbing capacity and the aforementioned decrease of RWA. Our gone concern leverage ratio increased from 4.1% to 4.4%, mainly due to the aforementioned increase in gone concern loss-absorbing capacity, which more than offset the increase of the LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	30.9.20	30.6.20[1]	31.12.19[1]
Total IFRS equity	59,744	57,175	54,675
Equity attributable to non-controlling interests	(293)	(173)	(174)
Defined benefit plans, net of tax	0	0	(9)
Deferred tax assets recognized for tax loss carry-forwards	(5,948)	(6,093)	(6,121)
Deferred tax assets on temporary differences, excess over threshold			(235)
Goodwill, net of tax[2]	(6,259)	(6,003)	(6,178)
Intangible assets, net of tax	(287)	(153)	(195)
Compensation-related components (not recognized in net profit)	(1,741)	(1,135)	(1,717)
Expected losses on advanced internal ratings-based portfolio less provisions	(265)	(262)	(495)
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,659)	(2,871)	(1,260)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	169	31	93
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(59)	(70)	(46)
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(155)	(163)	(32)
Prudential valuation adjustments	(156)	(155)	(104)
Accruals for dividends to shareholders for 2019	(1,314)	(1,314)	(2,628)
of which: special dividend reserve for second installment of 2019 dividend, planned to be paid after the EGM to be held on 19.11.20	(1,314)	(1,314)
Capital reserve for potential share repurchases	(1,500)
Other[3]	(1,080)	(701)	(40)
Total common equity tier 1 capital	38,197	38,114	35,535

1 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.    2 Includes goodwill related to significant investments in financial institutions of USD 398 million as of 30 September 2020 (30 June 2020: USD 19 million; 31 December 2019: USD 178 million) presented on the balance sheet line Investments in associates.    3 Includes accruals for dividends to shareholders for the current year and other items.

Swiss SRB total loss-absorbing capacity movement
USD million

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 30.6.20[1]	38,114
Operating profit before tax	2,578
Current tax (expense) / benefit	(349)
Foreign currency translation effects	505
Compensation-related capital components	(304)
Goodwill and intangible assets	(390)
Capital reserve for potential share repurchases	(1,500)
Other[2]	(457)
Common equity tier 1 capital as of 30.9.20	38,197
Loss-absorbing additional tier 1 capital as of 30.6.20	15,390
Issuance of high-trigger loss-absorbing additional tier 1 capital	750
Interest rate risk hedge, foreign currency translation and other effects	58
Loss-absorbing additional tier 1 capital as of 30.9.20	16,198
Total going concern capital as of 30.6.20[1]	53,505
Total going concern capital as of 30.9.20	54,396

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.6.20	7,598
Interest rate risk hedge, foreign currency translation and other effects	78
Tier 2 capital as of 30.9.20	7,675
TLAC-eligible senior unsecured debt as of 30.6.20	32,423
Issuance of TLAC-eligible senior unsecured debt instruments	2,682
Interest rate risk hedge, foreign currency translation and other effects	482
TLAC-eligible senior unsecured debt as of 30.9.20	35,587
Total gone concern loss-absorbing capacity as of 30.6.20	40,021
Total gone concern loss-absorbing capacity as of 30.9.20	43,262

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.6.20[1]	93,525
Total loss-absorbing capacity as of 30.9.20	97,658

1 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.    2 Includes movements related to accruals for dividends to shareholders for the current year and other items.

Capital management

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 12 billion and our CET1 capital by USD 1.2  billion as of 30 September 2020 (30 June 2020: USD 12 billion and USD 1.2 billion, respectively) and decreased our CET1 capital ratio 14 basis points (30 June 2020: 14 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 11 billion and our CET1 capital by USD 1.1  billion (30 June 2020: USD 11 billion and USD 1.1 billion, respectively) and increased our CET1 capital ratio 14 basis points (30 June 2020: 14 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 63 billion as of 30 September 2020 (30 June 2020: USD 61 billion) and decreased our Swiss SRB going concern leverage ratio 17 basis points (30 June 2020: 17 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 57 billion (30 June 2020: USD 56 billion) and increased our Swiss SRB going concern leverage ratio 18 basis points (30 June 2020: 17 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

›   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2019 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.3 billion as of 30 September 2020. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2019 for more information

›   Refer to “Note 16  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the third quarter of 2020, RWA decreased by USD 3.3 billion to USD 283.1 billion, reflecting decreases in asset size and other movements of USD 5.3 billion, as well as regulatory add-ons of USD 1.4 billion and methodology and policy changes of USD 0.2 billion, partly offset by increases from currency effects of USD 3.4 billion and model updates of USD 0.3 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 30.6.20	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 30.9.20
Credit and counterparty credit risk[2]	172.2	3.1	(0.2)	(0.2)		(2.5)	172.4
Non-counterparty-related risk[3]	22.4	0.2				(0.1)	22.6
Market risk	14.2			0.5	(1.4)	(2.7)	10.6
Operational risk	77.5						77.5
Total	286.4	3.4	(0.2)	0.3	(1.4)	(5.3)	283.1

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences property, equipment, software and other items.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 0.2 billion to USD 172.4 billion as of 30 September 2020. The RWA movements described below exclude currency effects.

Asset size and other movements resulted in a USD 2.5 billion decrease in RWA.

–   Investment Bank RWA decreased by USD 2.2 billion, driven by lower RWA on loans in Global Banking, mainly due to repayments and syndications, as well as lower counterparty credit risk RWA and credit valuation adjustment RWA on derivatives in Global Markets, mainly due to risk management activity. This was partly offset by increased RWA on loan commitments in Global Banking.

–   Group Functions RWA decreased by USD 1.3 billion, mainly as a result of a shift in the composition of our HQLA portfolio and lower nostro account balances.

–   Global Wealth Management RWA increased by USD 1.3 billion, mainly due to increases in loans and loan commitments as well as changes in credit ratings.

Changes in credit ratings and loss given default assumptions resulted in a net increase of less than USD 1 billion in RWA during the third quarter of 2020.

RWA decreased by USD 0.4 billion from model updates as well as methodology and policy changes, resulting in reductions for securities financing transactions and derivatives, partly offset by increases in real estate portfolios.

We expect that further methodology changes and model updates will increase credit and counterparty credit risk RWA by up to USD 1 billion in the fourth quarter of 2020. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA.

›   Refer to the “Risk management and control” section of this report and our 30 September 2020 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information

›   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2019 for more information

Market risk

Market risk RWA decreased by USD 3.6 billion to USD 10.6 billion in the third quarter of 2020, driven by a decrease of USD 2.7 billion in asset size and other movements in the Investment Bank’s Global Markets business due to the higher VaR levels at the beginning of the second quarter of 2020 dropping out of the RWA averaging window and a decrease of USD 1.4 billion in regulatory add-ons that reflected updates from the monthly risks-not-in-VaR assessment. This was partially offset by an increase of USD 0.5 billion that was mainly related to the ongoing parameter updates of our VaR model.

›   Refer to the “Risk management and control” section of this report and our 30 September 2020 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors,  for more information

›   Refer to ”Market risk” in the “Risk management and control” section of our Annual Report 2019 for more information

Operational risk

Operational risk RWA were USD 77.5 billion as of 30 September 2020, unchanged from 30 June 2020.

›   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2019 for information about the advanced measurement approach model

Capital management

Risk-weighted assets by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	30.9.20
Credit and counterparty credit risk[1]	43.8	60.5	2.6	58.7	6.7	172.4
Non-counterparty-related risk[2]	6.1	2.1	0.7	3.6	10.2	22.6
Market risk	1.4	0.0	0.0	7.6	1.6	10.6
Operational risk	33.6	7.7	2.6	22.3	11.2	77.5
Total	85.0	70.3	5.9	92.3	29.6	283.1

	30.6.20
Credit and counterparty credit risk[1]	41.5	59.4	2.6	60.9	7.8	172.2
Non-counterparty-related risk[2]	6.1	2.1	0.7	3.5	10.0	22.4
Market risk	1.5	0.0	0.0	10.9	1.7	14.2
Operational risk	33.6	7.7	2.6	22.4	11.2	77.5
Total	82.8	69.2	5.9	97.8	30.8	286.4

	30.9.20 vs 30.06.20
Credit and counterparty credit risk[1]	2.3	1.1	0.0	(2.2)	(1.1)	0.2
Non-counterparty-related risk[2]	0.0	0.0	0.0	0.0	0.2	0.2
Market risk	(0.1)	0.0	0.0	(3.3)	(0.2)	(3.6)
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0
Total	2.2	1.1	0.0	(5.5)	(1.1)	(3.3)

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 September 2020: USD 9.4 billion; 30 June 2020: USD 9.2 billion), property, equipment, software and other items (30 September 2020: USD 13.2 billion; 30 June 2020: USD 13.2 billion).

Leverage ratio denominator

During the third quarter of 2020, the LRD increased by USD 20 billion to USD 994 billion, driven by currency effects of USD 18 billion and asset size and other movements of USD 2 billion.

Movement in leverage ratio denominator by key driver[1]
USD billion	LRD as of 30.6.20[3]	Currency effects	Asset size and other	LRD as of 30.9.20
On-balance sheet exposures (excluding derivative exposures and SFTs)[2]	741.2	14.1	2.6	757.9
Derivative exposures	92.5	1.8	4.4	98.7
Securities financing transactions	122.8	1.3	(5.3)	118.8
Off-balance sheet items	30.5	0.5	0.9	31.9
Deduction items	(12.7)	0.0	(0.2)	(12.9)
Total	974.4	17.7	2.3	994.4

1 This table does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report and to the COVID-19-related information in this section.    2 Excludes derivative financial instruments, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.    3 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.

The LRD movements described below exclude currency effects and do not reflect the effects of the temporary exemption of central bank sight deposits granted by FINMA in connection with COVID-19.

On-balance sheet exposures increased by USD 3 billion, mainly driven by an increase in lending assets in Global Wealth Management and higher trading assets in the Investment Bank, partly offset by a shift in Group Functions within the high-quality liquid asset (HQLA) portfolio from other financial assets measured at amortized cost and fair value into securities financing transactions (SFTs).

Derivative exposures increased by USD 4 billion, mainly driven by an increase in add-on amounts for potential future exposure in the Investment Bank.

SFTs decreased by USD 5 billion, mainly reflecting the effects of changes in collateral sourcing requirements in Group Treasury and a decrease in securities borrowing activities in the Investment Bank, partly offset by the aforementioned shift within the HQLA portfolio.

›   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about balance sheet movements.

›   Refer to the “Recent developments” section of our second quarter 2020 report for more information about the COVID-19-related regulatory and legal developments, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section

Capital management

Leverage ratio denominator by business division and Group Functions[1]
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	30.9.20
Total IFRS assets	342.6	218.7	28.7	349.5	125.7	1,065.2
Difference in scope of consolidation[2]	(0.1)	0.0	(20.6)	0.0	0.1	(20.6)
Less: derivative exposures and SFTs[3]	(29.9)	(14.6)	(0.9)	(180.3)	(60.9)	(286.6)
On-balance sheet exposures	312.5	204.1	7.2	169.2	64.9	757.9
Derivative exposures	7.0	2.3	0.0	81.3	8.0	98.7
Securities financing transactions	25.6	13.0	0.9	53.2	26.1	118.8
Off-balance sheet items	6.2	15.9	0.0	9.1	0.8	31.9
Items deducted from Swiss SRB tier 1 capital	(5.1)	(0.1)	(1.6)	(0.2)	(5.8)	(12.9)
Total	346.1	235.1	6.5	312.6	94.0	994.4

	30.6.20[4]
Total IFRS assets	327.2	209.9	34.9	349.3	142.6	1,063.8
Difference in scope of consolidation[2]	(0.1)	0.0	(26.8)	0.0	0.1	(26.8)
Less: derivative exposures and SFTs[3]	(24.7)	(11.1)	(0.8)	(192.5)	(66.8)	(295.9)
On-balance sheet exposures	302.4	198.7	7.3	156.8	76.0	741.2
Derivative exposures	6.5	1.8	0.0	77.4	6.8	92.5
Securities financing transactions	20.8	9.9	0.8	60.8	30.6	122.8
Off-balance sheet items	6.1	15.3	0.0	8.5	0.6	30.5
Items deducted from Swiss SRB tier 1 capital	(5.1)	(0.1)	(1.4)	(0.1)	(6.0)	(12.7)
Total	330.7	225.6	6.7	303.4	108.0	974.4

	30.9.20 vs 30.6.20
Total IFRS assets	15.4	8.8	(6.2)	0.2	(17.0)	1.3
Difference in scope of consolidation[2]	0.0	0.0	6.2	0.0	0.0	6.1
Less: derivative exposures and SFTs[3]	(5.2)	(3.5)	(0.1)	12.2	5.9	9.3
On-balance sheet exposures	10.1	5.4	(0.1)	12.4	(11.0)	16.7
Derivative exposures	0.6	0.5	0.0	3.9	1.2	6.1
Securities financing transactions	4.7	3.1	0.1	(7.6)	(4.5)	(4.0)
Off-balance sheet items	0.1	0.5	0.0	0.6	0.2	1.4
Items deducted from Swiss SRB tier 1 capital	0.0	0.0	(0.2)	(0.1)	0.2	(0.2)
Total	15.5	9.5	(0.2)	9.2	(14.0)	20.0

1 This table does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report and to the COVID-19-related information in this section for more information.    2 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    3 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.    4 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions. Average RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

Furthermore, we allocate to business divisions attributed equity that is related to certain CET1 deduction items, such as compensation-related components and the expected losses on advanced internal ratings-based portfolio less general provisions.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

We attribute all remaining Basel III capital deduction items to Group Functions. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together generally constitute the largest component, dividend accruals and unrealized gains from cash flow hedges.

›   Refer to the “Capital management” section of our Annual Report 2019 for more information about the equity attribution framework

›   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended			Year-to-date
USD billion	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Global Wealth Management	17.4	16.7	16.7	16.8	16.6
Personal & Corporate Banking	9.0	8.7	8.5	8.8	8.4
Asset Management	2.0	1.9	1.8	1.9	1.8
Investment Bank	12.7	12.6	12.2	12.6	12.3
Group Functions	17.2	17.6	15.5	17.2	14.7
of which: deferred tax assets[1]	6.7	6.8	7.1	6.8	7.2
of which: related to retained RWA and LRD[2,3]	3.5	3.9	2.7	3.4	2.9
of which: defined benefit plans	0.0	0.1	1.1	0.1	0.4
of which: dividend accruals and others	6.9	6.7	4.6	6.9	4.3
Average equity attributed to business divisions and Group Functions	58.2	57.5	54.7	57.3	53.8

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 Temporary exemptions granted by FINMA until 1 January 2021 are not considered for average attributed equity. Refer to “COVID-19-related regulatory and legal developments” in the “Recent developments” section of our second quarter 2020 report for more information about the temporary exemptions granted by FINMA.

Return on attributed equity[1]
	For the quarter ended			Year-to-date
In %	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Global Wealth Management	24.3	21.1	21.4	25.0	21.1
Personal & Corporate Banking	14.9	10.9	16.8	13.7	18.0
Asset Management	147.5	33.7	27.9	74.0	26.1
Investment Bank	19.9	19.4	5.6	20.7	8.7
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share. Shares issued were unchanged in the third quarter of 2020.

We held 271 million shares as of 30 September 2020, of which 149 million shares had been acquired under our share repurchase program for cancelation purposes. The remaining 122 million shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans.

Treasury shares held decreased by 1 million shares in the third quarter of 2020. We have temporarily suspended share repurchases given the current uncertain environment.

UBS Group AG share information
	As of or for the quarter ended			% change from
	30.9.20	30.6.20[1]	30.9.19[1]	30.6.20
Shares issued	3,859,055,395	3,859,055,395	3,859,055,395	0
Treasury shares	271,111,411	271,876,346	227,874,988	0
of which: related to share repurchase program	148,975,800	148,975,800	100,688,200	0
Shares outstanding	3,587,943,984	3,587,179,049	3,631,180,407	0
Basic earnings per share (USD)[2]	0.58	0.34	0.29	71
Diluted earnings per share (USD)[2]	0.56	0.33	0.28	70
Basic earnings per share (CHF)[3]	0.53	0.33	0.29	61
Diluted earnings per share (CHF)[3]	0.52	0.32	0.28	63
Equity attributable to shareholders (USD million)	59,451	57,003	56,155	4
Less: goodwill and intangible assets (USD million)	6,428	6,414	6,560	0
Tangible equity attributable to shareholders (USD million)	53,023	50,588	49,595	5
Total book value per share (USD)	16.57	15.89	15.46	4
Tangible book value per share (USD)	14.78	14.10	13.66	5
Share price (USD)[4]	11.18	11.51	11.35	(3)
Market capitalization (USD million)	40,113	41,303	41,210	(3)

1 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.    2 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    3 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency.    4 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

59	Income statement
60	Statement of comprehensive income
62	Balance sheet
64	Statement of changes in equity
66	Statement of cash flows

68	1 Basis of accounting and other financial reporting effects
71	2 Segment reporting
72	3 Net interest income
72	4 Net fee and commission income
73	5 Other income
73	6 Personnel expenses
73	7 General and administrative expenses
74	8 Income taxes
74	9 Earnings per share (EPS) and shares outstanding
75	10 Expected credit loss measurement
82	11 Fair value measurement
91	12 Derivative instruments
92	13 Other assets and liabilities
93	14 Debt issued designated at fair value
94	15 Debt issued measured at amortized cost
95	16 Provisions and contingent liabilities
101	17 Guarantees, commitments and forward starting transactions
102	18 Changes in organization
102	19 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

103	Comparison between UBS Group AG consolidated and UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
USD million	Note	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,111	2,133	2,699	6,699	8,118
Interest expense from financial instruments measured at amortized cost	3	(912)	(1,092)	(1,776)	(3,390)	(5,616)
Net interest income from financial instruments measured at fair value through profit or loss	3	318	351	167	930	737
Net interest income	3	1,517	1,392	1,090	4,240	3,239
Other net income from financial instruments measured at fair value through profit or loss		1,769	1,932	1,587	5,507	5,461
Credit loss (expense) / recovery	10	(89)	(272)	(38)	(628)	(70)
Fee and commission income	4	5,211	4,729	4,805	15,418	14,253
Fee and commission expense	4	(440)	(419)	(396)	(1,316)	(1,238)
Net fee and commission income	4	4,771	4,311	4,409	14,103	13,015
Other income	5	967	41	39	1,052	193
Total operating income		8,935	7,403	7,088	24,273	21,838
Personnel expenses	6	4,631	4,283	3,987	13,235	12,182
General and administrative expenses	7	1,173	1,063	1,308	3,369	3,670
Depreciation and impairment of property, equipment and software		538	458	432	1,452	1,285
Amortization and impairment of goodwill and intangible assets		15	17	16	47	50
Total operating expenses		6,357	5,821	5,743	18,103	17,188
Operating profit / (loss) before tax		2,578	1,582	1,345	6,169	4,650
Tax expense / (benefit)	8	485	347	294	1,242	1,067
Net profit / (loss)		2,094	1,236	1,051	4,927	3,582
Net profit / (loss) attributable to non-controlling interests		0	3	1	6	0
Net profit / (loss) attributable to shareholders		2,093	1,232	1,049	4,921	3,582

Earnings per share (USD)
Basic	9	0.58	0.34	0.29	1.37	0.97
Diluted	9	0.56	0.33	0.28	1.33	0.95

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19

Comprehensive income attributable to shareholders
Net profit / (loss)	2,093	1,232	1,049	4,921	3,582

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	782	458	(668)	961	(523)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(343)	(197)	305	(397)	209
Foreign currency translation differences on foreign operations reclassified to the income statement	(7)	0	45	(7)	49
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	9	2	1	2	(12)
Income tax relating to foreign currency translations, including the impact of net investment hedges	(13)	(2)	1	(15)	1
Subtotal foreign currency translation, net of tax	428	261	(316)	544	(277)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	(3)	19	30	223	201
Realized gains reclassified to the income statement from equity	(13)	(15)	(26)	(36)	(30)
Realized losses reclassified to the income statement from equity	0	0	1	0	2
Income tax relating to net unrealized gains / (losses)	4	(3)	(4)	(50)	(45)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	(12)	1	0	137	128
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(41)	291	542	2,204	2,116
Net (gains) / losses reclassified to the income statement from equity	(240)	(171)	(49)	(515)	(93)
Income tax relating to cash flow hedges	52	(25)	(76)	(318)	(374)
Subtotal cash flow hedges, net of tax	(229)	95	417	1,371	1,649
Cost of hedging
Change in fair value of cost of hedging, before tax	(27)	(18)		(38)
Amortization of initial cost of hedging to the income statement	19	5		26
Income tax relating to cost of hedging	0	0		0
Subtotal cost of hedging, net of tax	(8)	(13)		(12)
Total other comprehensive income that may be reclassified to the income statement, net of tax	179	345	101	2,039	1,500

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	46	(420)	2,478	(364)	2,330
Income tax relating to defined benefit plans	(3)	(80)	(478)	60	(501)
Subtotal defined benefit plans, net of tax	44	(500)	2,000	(304)	1,828
Own credit on financial liabilities designated at fair value[1]
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(144)	(1,095)	1	(82)	(253)
Income tax relating to own credit on financial liabilities designated at fair value	0	223	0	0	8
Subtotal own credit on financial liabilities designated at fair value, net of tax	(144)	(872)	1	(82)	(245)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(100)	(1,372)	2,001	(385)	1,584

Total other comprehensive income	80	(1,027)	2,101	1,654	3,084
Total comprehensive income attributable to shareholders	2,173	205	3,151	6,575	6,666

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	0	3	1	6	0

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	6	1	(6)	3	(8)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	6	1	(6)	3	(8)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	6	1	(6)	3	(8)
Total comprehensive income attributable to non-controlling interests	7	4	(5)	9	(8)

Total comprehensive income
Net profit / (loss)	2,094	1,236	1,051	4,927	3,582
Other comprehensive income	86	(1,026)	2,095	1,657	3,075
of which: other comprehensive income that may be reclassified to the income statement	179	345	101	2,039	1,500
of which: other comprehensive income that will not be reclassified to the income statement	(93)	(1,371)	1,994	(383)	1,575
Total comprehensive income	2,180	209	3,146	6,584	6,658
1 Refer to Note 11 for more information.

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	30.9.20	30.6.20	31.12.19

Assets
Cash and balances at central banks		149,176	149,549	107,068
Loans and advances to banks		14,677	15,633	12,447
Receivables from securities financing transactions		80,379	85,271	84,245
Cash collateral receivables on derivative instruments	12	31,172	30,846	23,289
Loans and advances to customers	10	360,985	344,652	326,786
Other financial assets measured at amortized cost	13	27,150	27,253	22,980
Total financial assets measured at amortized cost		663,537	653,205	576,815
Financial assets at fair value held for trading	11	108,158	98,046	127,514
of which: assets pledged as collateral that may be sold or repledged by counterparties		46,106	38,505	41,285
Derivative financial instruments	11, 12	146,039	152,008	121,841
Brokerage receivables	11	20,930	19,848	18,007
Financial assets at fair value not held for trading	11	78,730	94,292	83,944
Total financial assets measured at fair value through profit or loss		353,857	364,194	351,307
Financial assets measured at fair value through other comprehensive income	11	8,828	8,624	6,345
Investments in associates		1,483	1,054	1,051
Property, equipment and software		12,911	12,875	12,804
Goodwill and intangible assets		6,428	6,414	6,469
Deferred tax assets		9,210	9,305	9,548
Other non-financial assets	13	8,897	8,177	7,856
Total assets		1,065,153	1,063,849	972,194

Balance sheet (continued)
USD million	Note	30.9.20	30.6.20	31.12.19

Liabilities
Amounts due to banks		9,933	12,410	6,570
Payables from securities financing transactions		5,959	12,019	7,778
Cash collateral payables on derivative instruments	12	37,848	36,882	31,415
Customer deposits		487,877	474,254	448,284
Debt issued measured at amortized cost	15	130,292	126,744	110,497
Other financial liabilities measured at amortized cost	13	9,396	9,699	9,712
Total financial liabilities measured at amortized cost		681,305	672,007	614,256
Financial liabilities at fair value held for trading	11	36,843	34,426	30,591
Derivative financial instruments	11, 12	145,179	152,280	120,880
Brokerage payables designated at fair value	11	38,938	40,248	37,233
Debt issued designated at fair value	11, 14	60,323	58,864	66,809
Other financial liabilities designated at fair value	11, 13	30,689	37,902	35,940
Total financial liabilities measured at fair value through profit or loss		311,972	323,721	291,452
Provisions	16	2,685	2,601	2,974
Other non-financial liabilities	13	9,448	8,345	8,837
Total liabilities		1,005,409	1,006,673	917,519

Equity
Share capital		338	338	338
Share premium		17,321	17,125	18,064
Treasury shares		(3,578)	(3,592)	(3,326)
Retained earnings		37,936	35,959	34,122
Other comprehensive income recognized directly in equity, net of tax		7,435	7,173	5,303
Equity attributable to shareholders		59,451	57,003	54,501
Equity attributable to non-controlling interests		293	173	174
Total equity		59,744	57,175	54,675
Total liabilities and equity		1,065,153	1,063,849	972,194

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings[1]
Balance as of 1 January 2019 before the adoption of IFRIC 23	338	20,843	(2,631)	30,416
Effect of adoption of IFRIC 23				(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	20,843	(2,631)	30,405
Issuance of share capital	0
Acquisition of treasury shares			(1,545)[3]
Delivery of treasury shares under share-based compensation plans		(870)	951
Other disposal of treasury shares		(2)	75[3]
Premium on shares issued and warrants exercised		29
Share-based compensation expensed in the income statement		498
Tax (expense) / benefit		17
Dividends		(2,544)[4]
Translation effects recognized directly in retained earnings				8
New consolidations / (deconsolidations) and other increases / (decreases)		(4)
Total comprehensive income for the period				5,166
of which: net profit / (loss)				3,582
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				1,828
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(245)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2019	338	17,966	(3,151)	35,579

Balance as of 1 January 2020	338	18,064	(3,326)	34,122
Issuance of share capital
Acquisition of treasury shares			(1,037)[3]
Delivery of treasury shares under share-based compensation plans		(622)	695
Other disposal of treasury shares		(9)	90[3]
Premium on shares issued and warrants exercised
Share-based compensation expensed in the income statement		600[5]
Tax (expense) / benefit		16
Dividends		(654)[4]		(654)[4]
Translation effects recognized directly in retained earnings				(28)
Share of changes in retained earnings of associates and joint ventures				(40)
New consolidations / (deconsolidations) and other increases / (decreases)		(73)
Total comprehensive income for the period				4,535
of which: net profit / (loss)				4,921
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(304)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(82)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 September 2020	338	17,321	(3,578)	37,936

1 Opening retained earnings as of 1 January 2019 have been restated to reflect a reduction of USD 32 million in connection with the retrospective recognition of a USD 43 million increase in compensation-related liabilities and an USD 11 million increase in deferred tax assets. Refer to Note 1 for more information.    2 Excludes other comprehensive income related to defined benefit plans and own credit that is recorded directly in Retained earnings.    3 Includes treasury shares acquired and disposed of by the Investment Bank in its capacity as a market-maker with regard to UBS shares and related derivatives, and to hedge certain issued structured debt instruments. These acquisitions and disposals are reported based on the sum of the net monthly movements.    4 Reflects the payment of an ordinary cash dividend of USD 0.365 (2019: CHF 0.70) per dividend-bearing share. From 2020 onward, Swiss tax law effective 1 January 2020 requires that Switzerland-domiciled companies with shares listed on a stock exchange pay no more than 50% of dividends from capital contribution reserves, with the remainder required to be paid from retained earnings.    5 During the third quarter of 2020, UBS modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in a USD 147 million increase in share premium for share-settled awards. Refer to Note 1 for more information.

Other comprehensive income recognized directly in equity, net of tax[2]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	of which: cost of hedging	Total equity attributable to shareholders	Non-controlling interests	Total equity
3,930	3,924	(103)	109		52,896	176	53,071
					(11)		(11)
3,930	3,924	(103)	109		52,885	176	53,060
					0		0
					(1,545)		(1,545)
					81		81
					73		73
					29		29
					498		498
					17		17
					(2,544)	(6)	(2,551)
(8)		0	(8)		0		0
					(4)	2	(2)
1,500	(277)	128	1,649		6,666	(8)	6,658
					3,582	0	3,582
1,500	(277)	128	1,649		1,500		1,500
					1,828		1,828
					(245)		(245)
					0	(8)	(8)
5,422	3,648	25	1,749		56,155	163	56,319

5,303	4,028	14	1,260		54,501	174	54,675
					0		0
					(1,037)		(1,037)
					72		72
					81		81
					0		0
					600		600
					16		16
					(1,308)	(4)	(1,312)
28		0	28		0		0
					(40)		(40)
65	65				(8)	113	105
2,039	544	137	1,371	(12)	6,575	9	6,584
					4,921	6	4,927
2,039	544	137	1,371	(12)	2,039		2,039
					(304)		(304)
					(82)		(82)
					0	3	3
7,435	4,637	151	2,659	(12)	59,451	293	59,744

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	30.9.20	30.9.19

Cash flow from / (used in) operating activities
Net profit / (loss)	4,927	3,582
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	1,452	1,285
Amortization and impairment of intangible assets	47	50
Credit loss expense / (recovery)	628	70
Share of net profits of associates / joint ventures and impairment of associates	(71)	(32)
Deferred tax expense / (benefit)	328	459
Net loss / (gain) from investing activities	(842)	(42)
Net loss / (gain) from financing activities	(4,006)	3,286
Other net adjustments	(1,799)	(714)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	2,729	(2,596)
Securities financing transactions	2,478	(1,515)
Cash collateral on derivative instruments	(1,402)	1,350
Loans and advances to customers	(23,762)	(3,513)
Customer deposits	23,815	12,345
Financial assets and liabilities at fair value held for trading and derivative financial instruments	29,644	(5,441)
Brokerage receivables and payables	(1,264)	(969)
Financial assets at fair value not held for trading, other financial assets and liabilities	1,759	(10,078)
Provisions, other non-financial assets and liabilities	(435)	365
Income taxes paid, net of refunds	(719)	(691)
Net cash flow from / (used in) operating activities	33,508	(2,799)

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(29)	(25)
Disposal of subsidiaries, associates and intangible assets	674	110
Purchase of property, equipment and software	(1,329)	(1,154)
Disposal of property, equipment and software	358	8
Purchase of financial assets measured at fair value through other comprehensive income	(5,506)	(3,130)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	3,121	2,958
Net (purchase) / redemption of debt securities measured at amortized cost	(4,565)	(736)
Net cash flow from / (used in) investing activities	(7,275)	(1,969)

Statement of cash flows (continued)
	Year-to-date
USD million	30.9.20	30.9.19

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	14,944	(12,814)
Net movements in treasury shares and own equity derivative activity	(888)	(1,368)
Distributions paid on UBS shares	(1,308)	(2,544)
Repayment of lease liabilities[1]	(422)
Issuance of long-term debt, including debt issued designated at fair value	64,723	50,093
Repayment of long-term debt, including debt issued designated at fair value	(64,452)	(47,606)
Net changes in non-controlling interests	(4)	(6)
Net cash flow from / (used in) financing activities	12,593	(14,245)

Total cash flow
Cash and cash equivalents at the beginning of the period	119,873	126,079
Net cash flow from / (used in) operating, investing and financing activities	38,826	(19,013)
Effects of exchange rate differences on cash and cash equivalents	5,594	(1,492)
Cash and cash equivalents at the end of the period[2]	164,293	105,575
of which: cash and balances at central banks[3]	149,052	91,180
of which: loans and advances to banks	13,285	12,051
of which: money market paper	1,957	2,344

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	9,169	11,696
Interest paid in cash	5,452	8,822
Dividends on equity investments, investment funds and associates received in cash	1,590	2,632

1 In 2019, cash payments for the principal portion of the lease liability were classified within operating activities under Financial assets at fair value not held for trading, other financial assets and liabilities.    2 USD 4,250 million and USD 2,245 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 September 2020 and 30 September 2019, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.    3 Includes only balances with an original maturity of three months or less.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting and other financial reporting effects

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together, “UBS” or the “Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (the IASB), and are presented in US dollars (USD), which is also the functional currency of UBS Group AG, UBS AG’s Head Office, UBS’s US-based operations and UBS AG London Branch. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2019, except for the changes described in this Note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements included in the Annual Report 2019. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information about areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2019.

Modification of deferred compensation awards

In the third quarter of 2020, UBS modified the terms of certain outstanding deferred compensation awards granted for performance years 2015 through 2019 by removing the requirement to provide future service for qualifying employees. These awards remain subject to forfeiture if certain non-vesting conditions are not satisfied. As a result, UBS recognized an expense of USD 359 million in the third quarter of 2020, of which USD 314 million is disclosed as Salaries and variable compensation, USD 24 million as Social security and USD 21 million as Other personnel expenses, with a USD 212 million increase in compensation-related liabilities for cash-settled awards and social security-related accruals, and a USD 147 million increase in share premium for share-settled awards.

Outstanding deferred compensation awards granted to Group Executive Board members, those granted under the Long-Term Incentive Plan, as well as those granted to financial advisors in the US, are not affected by these changes.

Restatement of compensation-related liabilities

During the third quarter of 2020, UBS restated its balance sheet and statement of changes in equity as of 1 January 2018 to correct a USD 43 million liability understatement in connection with a legacy Global Wealth Management deferred compensation plan, with the effects presented in the table on the next page. The restatement resulted from a correction of an actuarial calculation associated with compensation-related liabilities. The effects of the understatement were not material to prior-year financial statements; however, such effects would have been material to the third quarter 2020 financial statements had they not been corrected by restating prior years. The restatement had no effect on Net profit / (loss) or basic and diluted earnings per share for the current period or for any comparative periods.

Note 1   Basis of accounting and other financial reporting effects (continued)

	30.6.20			31.12.19			31.12.18			1.1.18
USD million	As reported	Effect	Restated	As reported	Effect	Restated	As reported	Effect	Restated	As reported	Effect	Restated

Balance sheet assets
Deferred tax assets	9,294	11	9,305	9,537	11	9,548	10,105	11	10,116	10,184	11	10,195
Total assets	1,063,838	11	1,063,849	972,183	11	972,194	958,489	11	958,500	938,788	11	938,799

Balance sheet liabilities
Other non-financial liabilities	8,302	43	8,345	8,794	43	8,837	9,022	43	9,065	9,443	43	9,486
of which: Compensation-related liabilities	5,799	43	5,842	6,812	43	6,855	7,278	43	7,321	7,873	43	7,916
of which: financial advisor compensation plans	1,267	43	1,310	1,463	43	1,506	1,458	43	1,501	Not disclosed
Total liabilities	1,006,630	43	1,006,673	917,476	43	917,519	905,386	43	905,429	886,851	43	886,894

Equity
Retained earnings	35,991	(32)	35,959	34,154	(32)	34,122	30,448	(32)	30,416	25,389	(32)	25,357
Equity attributable to shareholders	57,035	(32)	57,003	54,533	(32)	54,501	52,928	(32)	52,896	51,879	(32)	51,847
Total equity	57,207	(32)	57,175	54,707	(32)	54,675	53,103	(32)	53,071	51,938	(32)	51,906
Total liabilities and equity	1,063,838	11	1,063,849	972,183	11	972,194	958,489	11	958,500	938,788	11	938,799

Presentation of interest income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2020, UBS presents interest income and interest expense from financial instruments measured at fair value through profit or loss on a net basis in its income statement, in line with how UBS assesses and manages interest and in accordance with IFRS. This presentation change has no effect on Net interest income or on Net profit / (loss) attributable to shareholders. Prior periods have been aligned with this change in presentation. Further information about net interest income from financial instruments measured at fair value through profit or loss is provided in Note 3.

Segment reporting

Effective from 1 January 2020, UBS only reports total operating expenses for each business division and no longer discloses a detailed cost breakdown by financial statement line item within its segment reporting disclosures provided in Note 2. This change streamlines reporting, aligns the reporting with the way that UBS manages its cost base and has no effect on the income statement, or on the net profit of any business division.

Adoption of hedge accounting requirements of IFRS 9, Financial Instruments

Effective from 1 January 2020, UBS has prospectively adopted the hedge accounting requirements of IFRS 9 with respect to all of its existing hedge accounting programs, except for fair value hedges of portfolio interest rate risk related to loans, which, as permitted under IFRS 9, continue to be accounted for under IAS 39, Financial Instruments: Recognition and Measurement.

The adoption of these requirements has not changed any of the hedge designations disclosed in the Annual Report 2019 with only minor amendments to hedge documentation and hedge effectiveness testing methodologies required to make them compliant with IFRS 9. As such, adoption had no financial effect on UBS’s financial statements.

However, starting on 1 January 2020, UBS began to designate cross currency swaps as a fair value hedge of foreign currency risk in foreign currency debt issuances and utilized the “cost of hedging” concept introduced by IFRS 9. Consequently, the foreign currency basis spread in cross-currency swaps is excluded from the hedge designation and accounted for through other comprehensive income as a cost of hedging. Amounts deferred in other comprehensive income as a cost of hedging are released to the income statement over the term of the hedged item or upon discontinuation of the hedge relationship. As of 30 September 2020, the notional of cross currency swaps and debt instruments designated was USD 18.5 billion, with a loss of USD 12 million deferred in other comprehensive income as a cost of hedging.

UBS has updated its accounting policy to include the IFRS 9 hedge accounting requirements. Under IFRS 9, the concept of high effectiveness, including the 80%–125% test, no longer apply. Instead, UBS assesses, both at the inception of the hedge and on an ongoing basis, whether there is an economic relationship between the hedged item and the hedging instrument, including whether the relationship is dominated by the effect of credit risk and whether the appropriate hedge ratio is being used. In addition, UBS discontinues hedge accounting when the risk management objective changes or when the discontinuation criteria under IAS 39 are satisfied, other than for voluntary reasons that are not permitted under IFRS 9. Cost of hedging guidance has also been added in line with the details stated above.

›   Refer to ”Note 1a item 3j Hedge accounting” in the ‘’Consolidated financial statements’’ section of the Annual Report 2019 for more information on the Group’s hedge accounting policies

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (Interest Rate Benchmark Reform – Phase 2)

In August 2020, the IASB issued Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, addressing the following financial reporting areas that arise when IBOR rates are reformed or replaced:

–   changes in the basis for determining contractual cash flows of financial instruments and lease liabilities, and

–   hedge accounting.

Furthermore, the amendments introduce additional disclosure requirements in respect of the new risks arising from reforms and how the transition to alternative benchmark rates is managed.

The amendments are mandatorily effective from 1 January 2021, with early adoption permitted.

UBS is currently assessing the effect on the Group’s financial statements.

Annual Improvements to IFRS Standards 2018–2020 Cycle and narrow-scope amendments to IFRS 3, Business Combinations, and IAS 37, Provisions, Contingent Liabilities and Contingent Assets

In May 2020, the IASB issued several narrow-scope amendments to a number of standards as well as Annual Improvements to IFRS Standards 2018–2020 Cycle. These minor amendments are effective from 1 January 2022. UBS is currently assessing the effect on the Group’s financial statements.

Note 2   Segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Group Functions and qualify as reportable segments for the purpose of segment reporting. Together with Group Functions they reflect the management structure of the Group.

›   Refer to “Note 1a Significant accounting policies item 2” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2019 for more information about the Group’s reporting segments

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total

For the nine months ended 30 September 2020
Net interest income	3,016	1,546	(13)	116	(425)	4,240
Non-interest income	9,848	1,392	2,215	7,301	(94)	20,661
Income	12,865	2,938	2,202	7,417	(520)	24,901
Credit loss (expense) / recovery	(96)	(279)	(2)	(215)	(37)	(628)
Total operating income	12,769	2,658	2,200	7,202	(557)	24,273
Total operating expenses	9,614	1,752	1,146	5,249	342	18,103
Operating profit / (loss) before tax	3,155	907	1,054	1,953	(899)	6,169
Tax expense / (benefit)						1,242
Net profit / (loss)						4,927

As of 30 September 2020
Total assets	342,593	218,684	28,694	349,487	125,694	1,065,153

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total

For the nine months ended 30 September 2019
Net interest income	2,953	1,491	(19)	(593)	(593)	3,239
Non-interest income	9,260	1,372	1,406	6,205	427	18,669
Income	12,213	2,863	1,387	5,612	(167)	21,908
Credit loss (expense) / recovery	(11)	(29)	0	(24)	(7)	(70)
Total operating income	12,202	2,834	1,386	5,588	(174)	21,838
Total operating expenses	9,571	1,703	1,035	4,782	97	17,188
Operating profit / (loss) before tax	2,631	1,131	352	806	(271)	4,650
Tax expense / (benefit)						1,067
Net profit / (loss)						3,582

As of 31 December 2019
Total assets[1]	309,766	209,405	34,565	315,855	102,603	972,194
1 Comparative information has been restated where applicable. Refer to Note 1 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 3  Net interest income

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[1]	1,586	1,632	2,004	5,086	6,092
Interest income from securities financing transactions[2]	150	202	521	719	1,564
Interest income from other financial instruments measured at amortized cost	86	87	91	262	270
Interest income from debt instruments measured at fair value through other comprehensive income	30	35	31	83	83
Interest income from derivative instruments designated as cash flow hedges	260	178	53	550	108
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,111	2,133	2,699	6,699	8,118
Interest expense on loans and deposits[3]	164	244	664	871	2,067
Interest expense on securities financing transactions[4]	211	224	285	654	897
Interest expense on debt issued	509	596	798	1,781	2,559
Interest expense on lease liabilities	27	27	30	83	93
Total interest expense from financial instruments measured at amortized cost	912	1,092	1,776	3,390	5,616
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	1,199	1,041	923	3,309	2,502
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	188	242	215	631	974
Net interest income from brokerage balances	176	182	92	494	212
Net interest income from securities financing transactions at fair value not held for trading[5]	13	18	23	64	80
Interest income from other financial instruments at fair value not held for trading	119	153	238	474	692
Interest expense on other financial instruments designated at fair value	(178)	(244)	(401)	(733)	(1,220)
Total net interest income from financial instruments measured at fair value through profit or loss	318	351	167	930	737
Total net interest income	1,517	1,392	1,090	4,240	3,239

1 Consists of interest income from cash and balances at central banks, loans and advances to banks and customers, and cash collateral receivables on derivative instruments, as well as negative interest on amounts due to banks, customer deposits, and cash collateral payables on derivative instruments.    2 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    3 Consists of interest expense on amounts due to banks, cash collateral payables on derivative instruments, and customer deposits, as well as negative interest on cash and balances at central banks, loans and advances to banks, and cash collateral receivables on derivative instruments.    4 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    5 Includes interest expense on securities financing transactions designated at fair value.

Note 4  Net fee and commission income

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Fee and commission income
Underwriting fees	296	257	169	752	548
of which: equity underwriting fees	184	123	71	414	237
of which: debt underwriting fees	111	133	98	338	310
M&A and corporate finance fees	185	117	204	520	616
Brokerage fees	970	959	800	3,174	2,454
Investment fund fees	1,323	1,197	1,200	3,815	3,572
Portfolio management and related services	1,993	1,813	1,958	5,864	5,677
Other	445	387	475	1,293	1,386
Total fee and commission income[1]	5,211	4,729	4,805	15,418	14,253
of which: recurring	3,272	2,980	3,195	9,593	9,328
of which: transaction-based	1,851	1,674	1,596	5,623	4,861
of which: performance-based	88	75	14	202	64
Fee and commission expense
Brokerage fees paid	54	63	68	203	235
Distribution fees paid	155	144	147	456	432
Other	231	212	181	657	571
Total fee and commission expense	440	419	396	1,316	1,238
Net fee and commission income	4,771	4,311	4,409	14,103	13,015
of which: net brokerage fees	916	896	732	2,970	2,218

1 Reflects third-party fee and commission income for the third quarter of 2020 of USD 3,093 million for Global Wealth Management (second quarter of 2020: USD 2,809 million; third quarter of 2019: USD 2,989 million), USD 353 million for Personal & Corporate Banking (second quarter of 2020: USD 313 million; third quarter of 2019: USD 333 million), USD 778 million for Asset Management (second quarter of 2020: USD 700 million; third quarter of 2019: USD 644 million), USD 957 million for the Investment Bank (second quarter of 2020: USD 872 million; third quarter of 2019: USD 823 million) and USD 31 million for Group Functions (second quarter of 2020: USD 36 million; third quarter of 2019: USD 16 million).

Note 5  Other income

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	629[2]	(2)	(46)	635	(35)
Net gains / (losses) from disposals of investments in associates	0	0	0	0	4
Share of net profits of associates and joint ventures	41	13	7	71	33
Impairments related to associates	0	0	0	0	(1)
Total	670	11	(38)	706	1
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	13	15	26	36	28
Income from properties[3]	7	6	7	20	20
Net gains / (losses) from properties held for sale	64[4]	9	0	73	7
Other	213[5]	0	45	216	136
Total other income	967	41	39	1,052	193

1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to the disposal or closure of foreign operations.    2 Includes a USD 631 million net gain on the sale of a majority stake in Fondcenter AG.    3 Includes rent received from third parties.    4 Consists of a gain on the sale of a property in Geneva, partly offset by remeasurement losses relating to properties that were reclassified as held for sale in the third quarter of 2020.    5 Includes a USD 215 million gain on the sale of intellectual property rights associated with the Bloomberg Commodity Index family.

Note 6  Personnel expenses

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Salaries and variable compensation[1]	2,948	2,696	2,352	8,206	7,295
Financial advisor compensation[2]	980	941	1,029	3,015	2,994
Contractors	96	91	89	271	282
Social security[1]	250	228	197	689	606
Pension and other post-employment benefit plans	203	202	186	642	604
Other personnel expenses[1]	155	123	134	414	403
Total personnel expenses	4,631	4,283	3,987	13,235	12,182

1 During the third quarter of 2020, UBS modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees, resulting in the recognition of USD 314 million in expenses for salaries and variable compensation, USD 24 million of social security expenses and USD 21 million of other personnel expenses. Refer to Note 1 for more information.    2 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.

Note 7  General and administrative expenses

	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Occupancy	98	101	93	296	281
Rent and maintenance of IT and other equipment	209	185	170	591	522
Communication and market data services	151	152	154	452	466
Administration	115	115	127	378	353
of which: UK and German bank levies	0	3	(4)	17	(21)
Marketing and public relations[1]	61	65	68	175	206
Travel and entertainment	30	31	89	130	279
Professional fees	159	163	227	482	597
Outsourcing of IT and other services	249	228	288	713	818
Litigation, regulatory and similar matters[2]	41	2	65	49	61
Other	61	23	28	104	87
Total general and administrative expenses	1,173	1,063	1,308	3,369	3,670

1 Includes charitable donations.    2 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information. Also includes recoveries from third parties (third quarter of 2020: USD 0 million; second quarter of 2020: USD 0 million; third quarter of 2019: USD 2 million).

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 8   Income taxes

The Group recognized income tax expenses of USD 485 million for the third quarter of 2020, representing an effective tax rate of 18.8%, compared with USD 294 million for the third quarter of 2019, representing an effective tax rate of 21.9%. The effective tax rate for the third quarter of 2020 is lower than the Group’s normal tax rate of around 25% primarily because no net tax expense was recognized in respect of the pre-tax gain of USD 631 million in relation to the sale of a majority stake in Fondcenter AG.

Current tax expenses were USD 349 million, compared with USD 229 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 136 million, compared with USD 65 million. These primarily related to the amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc.

Note 9   Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			As of or year-to-date
	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	2,093	1,232	1,049	4,921	3,582

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	2,093	1,232	1,049	4,921	3,582
Less: (profit) / loss on own equity derivative contracts	(1)	0	0	(1)	0
Net profit / (loss) attributable to shareholders for diluted EPS	2,093	1,232	1,049	4,920	3,582

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,587,340,552	3,584,522,015	3,643,751,429	3,587,905,206	3,677,603,694
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	128,915,499	106,543,728	101,443,358	116,748,320	101,339,043
Weighted average shares outstanding for diluted EPS	3,716,256,051	3,691,065,743	3,745,194,787	3,704,653,526	3,778,942,737

Earnings per share (USD)
Basic	0.58	0.34	0.29	1.37	0.97
Diluted	0.56	0.33	0.28	1.33	0.95

Shares outstanding and potentially dilutive instruments
Shares issued	3,859,055,395	3,859,055,395	3,859,055,395	3,859,055,395	3,859,055,395
Treasury shares	271,111,411	271,876,346	227,874,988	271,111,411	227,874,988
Shares outstanding	3,587,943,984	3,587,179,049	3,631,180,407	3,587,943,984	3,631,180,407
Potentially dilutive instruments[2]	29,833,221	27,456,453	30,408,320	30,586,967	30,247,610

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented. It mainly includes equity derivative contracts.

Note 10   Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 89 million during the third quarter of 2020, reflecting net expenses of USD 8 million related to stage 1 and 2 positions and net expenses of USD 81 million related to credit-impaired (stage 3) positions.

Updated macroeconomic factors, in particular updated GDP and unemployment assumptions, resulted overall in a small recovery. However, given the significant uncertainty that remains in relation to the effect of COVID-19 on the markets in which UBS operates, management decided to apply post-model adjustments to overlay the impact from changes in the macroeconomic environment.

The stage 1 and 2 net ECL expenses of USD 8 million are predominantly related to other book quality movements.

Stage 3 net credit loss expenses were USD 81 million. In Personal & Corporate Banking, stage 3 net expenses of USD 71 million were recognized, of which USD 59 million related to a case of fraud at a commodity trade finance counterparty, which affected a number of lenders, including UBS. UBS’s remaining exposure to this counterparty is minimal. In the Investment Bank, stage 3 net expenses of USD 27 million were recognized across various positions. In Global Wealth Management, stage 3 net recoveries of USD 21 million primarily reflected a USD 29 million recovery on a single structured margin-lending position, partially offset by a number of smaller positions across the portfolios.

Credit loss (expense) / recovery
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 30.9.20
Stages 1 and 2	0	(21)	0	12	0	(8)
Stage 3	21	(71)	(2)	(27)	(2)	(81)
Total credit loss (expense) / recovery	22	(92)	(2)	(15)	(2)	(89)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Year-to-date 30.9.20
Stages 1 and 2	(57)	(137)	0	(106)	0	(299)
Stage 3	(39)	(143)	(2)	(109)	(37)	(329)
Total credit loss (expense) / recovery	(96)	(279)	(2)	(215)	(37)	(628)

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

The outlook for the global economy has deteriorated significantly since the end of 2019 as a result of the COVID-19 pandemic, affecting major economies across the world, with a high level of uncertainty remaining as of 30 September 2020.

Overall, the changes in the macro-economic environment in the third quarter, which are described in the following section, were not significant (with minor improvements in GDP and unemployment in the US and Switzerland in particular) and resulted in a small ECL recovery. As stated in Note 10a, given the significant uncertainty that remains, management decided to apply post-model adjustments to overlay these small ECL effects.

Scenarios and scenario weights

For the third quarter of 2020, the UBS baseline and the severe downside scenario and related macroeconomic factors that were applied in the first and second quarters of 2020 were reviewed in light of the economic and political conditions prevailing at 30 September 2020 through a series of extraordinary governance meetings, with input from UBS risk and finance experts across the regions and business divisions.

The key aspects of the narratives for the scenarios are summarized below.

–   The UBS baseline scenario was updated during the third quarter of 2020. The key parameters for calendar years 2020 and 2021 are shown in the table below, with declines in GDP of 5.2% and 5.5% in the US and Switzerland, respectively, in 2020 followed in 2021 by growth in GDP of 3.7% in the US and 4.4% in Switzerland. Overall, economic conditions are expected to improve in the period between the third quarter of 2020 and the second quarter of 2021, with GDP growth in that period of 7.5% in the US and 10.3% in Switzerland, which is relevant for determining the one-year outlook for ECL purposes.

–   The severe downside scenario was updated during the third quarter of 2020 to account for revised market data and the impact of the COVID-19 pandemic. The scenario assumptions are significantly more adverse than what is considered under the UBS baseline scenario, with a GDP contraction expected to continue into 2021 and only a moderate recovery in 2022. Relative to their values at the end of the second quarter of 2020 and considering the period until the end of the second quarter of 2021, GDP is assumed to decline by around 4% in both the US and Switzerland and unemployment is assumed to remain elevated, with a peak just below 18% in the US and 8% in Switzerland. Housing prices also decline significantly, by almost 13% in the US and nearly 18% in Switzerland.

–   Given the evolving pandemic and the continuing uncertainty, management agreed that the probability weights assigned to the upside (asset price inflation) and mild downside (monetary tightening) scenarios should remain at zero, consistent with the first and second quarters. This assessment will be reviewed in the fourth quarter of 2020.

	UBS Baseline
Key parameters	2020	2021
Real GDP growth (annual % change, annual average)
United States	(5.2)	3.7
Eurozone	(8.2)	6.2
Switzerland	(5.5)	4.4
Unemployment rate (annual %, level, 4Q average)
United States	13.1	6.8
Eurozone	9.8	8.5
Switzerland	4.0	3.5
Real estate (annual % change, 4Q average)
United States	4.2	1.7
Eurozone	(1.8)	3.5
Swiss Single-Family Homes	(0.7)	0.5

UBS retained the weight allocation in the third quarter of 2020 consistent with the decisions taken in the first two quarters of 2020, with a 70% weighting assigned to the UBS baseline and a 30% weighting assigned to the severe downside scenario. Overall, these weights continue to reflect the current sentiment regarding the boundaries of economic outcomes, with a bias toward the updated UBS baseline scenario, but give sufficient credence to the severe downside scenario, thereby accounting for the prospect that the COVID-19 pandemic may not be contained effectively.

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	30.9.20	30.6.20	31.12.19
Upside	0.0	0.0	7.5
UBS baseline	70.0	70.0	42.5
Mild downside	0.0	0.0	35.0
Severe downside	30.0	30.0	15.0

Note 10   Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables below and on the following pages provide information about financial instruments and certain non-financial instruments that are subject to ECL. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Rather, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	30.9.20
	Carrying amount[1,2]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	149,176	149,176	0	0	0	0	0	0
Loans and advances to banks	14,677	14,512	165	0	(7)	(5)	(1)	(1)
Receivables from securities financing transactions	80,379	80,379	0	0	(3)	(3)	0	0
Cash collateral receivables on derivative instruments	31,172	31,172	0	0	0	0	0	0
Loans and advances to customers	360,985	335,756	23,274	1,955	(1,144)	(136)	(242)	(766)
of which: Private clients with mortgages	142,189	132,836	8,393	960	(167)	(36)	(94)	(37)
of which: Real estate financing	42,042	36,075	5,950	16	(62)	(9)	(49)	(4)
of which: Large corporate clients	15,499	12,602	2,665	232	(275)	(25)	(52)	(198)
of which: SME clients	14,092	8,126	5,368	597	(353)	(25)	(31)	(297)
of which: Lombard	125,962	125,902	0	60	(44)	(6)	0	(38)
of which: Credit cards	1,507	1,151	327	29	(37)	(10)	(12)	(16)
of which: Commodity trade finance	3,128	3,061	45	21	(146)	(5)	0	(141)
Other financial assets measured at amortized cost	27,150	26,261	368	520	(141)	(36)	(12)	(93)
of which: Loans to financial advisors	2,581	1,926	183	471	(115)	(30)	(9)	(76)
Total financial assets measured at amortized cost	663,537	637,255	23,807	2,475	(1,295)	(180)	(254)	(860)
Financial assets measured at fair value through other comprehensive income	8,828	8,828	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	672,365	646,083	23,807	2,475	(1,295)	(180)	(254)	(860)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,769	16,080	1,519	169	(48)	(11)	(4)	(34)
of which: Large corporate clients	3,661	2,733	815	113	(19)	(3)	(3)	(14)
of which: SME clients	1,288	719	513	56	(14)	(1)	(1)	(12)
of which: Financial intermediaries and hedge funds	8,104	7,964	140	0	(6)	(6)	0	0
of which: Lombard	617	617	0	0	(2)	0	0	(2)
of which: Commodity trade finance	1,714	1,710	4	0	(1)	(1)	0	0
Irrevocable loan commitments	41,455	36,519	4,860	76	(128)	(61)	(67)	0
of which: Large corporate clients	22,999	18,351	4,608	39	(114)	(53)	(61)	0
Forward starting reverse repurchase and securities borrowing agreements	4,820	4,820	0	0	0	0	0	0
Committed unconditionally revocable credit lines	38,917	34,236	4,593	88	(70)	(36)	(34)	0
of which: Real estate financing	6,242	5,663	579	0	(27)	(6)	(21)	0
of which: Large corporate clients	4,798	3,821	959	18	(9)	(4)	(5)	0
of which: SME clients	5,382	3,183	2,141	58	(21)	(17)	(5)	0
of which: Lombard	9,017	9,017	0	0	0	0	0	0
of which: Credit cards	8,327	7,909	407	11	(9)	(7)	(2)	0
Irrevocable committed prolongation of existing loans	3,421	3,412	9	0	(8)	(8)	0	0
Total off-balance sheet financial instruments and other credit lines	106,381	95,067	10,982	333	(255)	(116)	(106)	(34)
Total allowances and provisions					(1,550)	(296)	(360)	(894)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

USD million	30.6.20
	Carrying amount[1,2]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	149,549	149,549	0	0	0	0	0	0
Loans and advances to banks	15,633	15,534	99	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	85,271	85,271	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	30,846	30,846	0	0	(1)	(1)	0	0
Loans and advances to customers	344,652	318,977	23,673	2,002	(1,089)	(134)	(236)	(719)
of which: Private clients with mortgages	137,563	128,527	8,076	960	(157)	(25)	(93)	(39)
of which: Real estate financing	40,653	34,083	6,559	11	(55)	(10)	(42)	(4)
of which: Large corporate clients	14,376	11,148	2,962	266	(308)	(34)	(58)	(217)
of which: SME clients	13,518	7,845	5,177	496	(319)	(21)	(29)	(269)
of which: Lombard	116,482	116,292	0	191	(71)	(11)	0	(60)
of which: Credit cards	1,396	1,065	304	26	(35)	(9)	(11)	(15)
of which: Commodity trade finance	3,194	3,155	30	9	(83)	(5)	0	(78)
Other financial assets measured at amortized cost	27,253	26,107	404	741	(151)	(40)	(10)	(100)
of which: Loans to financial advisors	2,673	2,090	201	382	(116)	(34)	(7)	(74)
Total financial assets measured at amortized cost	653,205	626,286	24,176	2,743	(1,249)	(181)	(247)	(821)
Financial assets measured at fair value through other comprehensive income	8,624	8,624	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	661,829	634,910	24,176	2,743	(1,249)	(181)	(247)	(821)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	16,313	14,768	1,369	176	(47)	(11)	(4)	(32)
of which: Large corporate clients	3,494	2,640	733	121	(8)	(3)	(3)	(3)
of which: SME clients	1,293	725	514	54	(25)	(1)	(1)	(24)
of which: Financial intermediaries and hedge funds	6,964	6,910	54	0	(6)	(6)	0	0
of which: Lombard	602	602	0	0	(1)	0	0	(1)
of which: Commodity trade finance	1,601	1,583	18	0	(1)	(1)	0	0
Irrevocable loan commitments	39,651	34,494	5,044	114	(121)	(57)	(64)	0
of which: Large corporate clients	23,167	18,284	4,838	45	(109)	(50)	(59)	0
Forward starting reverse repurchase and securities borrowing agreements	2,210	2,210	0	0	0	0	0	0
Committed unconditionally revocable credit lines	37,822	32,892	4,870	60	(65)	(34)	(32)	0
of which: Real estate financing	5,666	5,019	647	0	(25)	(4)	(21)	0
of which: Large corporate clients	4,356	3,482	856	18	(9)	(4)	(5)	0
of which: SME clients	4,980	2,962	1,984	34	(17)	(14)	(4)	0
of which: Lombard	9,410	9,410	0	0	(1)	(1)	0	0
of which: Credit cards	8,159	7,726	425	8	(10)	(7)	(2)	0
Irrevocable committed prolongation of existing loans	4,265	4,240	25	1	(7)	(7)	0	0
Total off-balance sheet financial instruments and other credit lines	100,262	88,604	11,307	351	(240)	(108)	(100)	(32)
Total allowances and provisions					(1,489)	(289)	(346)	(853)

1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.    2 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

Note 10   Expected credit loss measurement (continued)

USD million	31.12.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,447	12,367	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	326,786	309,499	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	22,980	21,953	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	576,815	558,420	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	583,159	564,765	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	85,728	83,626	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for our core loan portfolios: Loans and advances to customers, Other financial assets measured at amortized cost and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments, and Financial assets measured at fair value through other comprehensive income are not included in the table below due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by taking ECL allowances and provisions divided by the gross carrying amount of the exposures.

ECL coverage ratios for core loan portfolios	30.9.20
	Gross carrying amount (USD million)[1]				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	362,129	335,892	23,516	2,721	32	4	103	2,816
of which: Private clients with mortgages	142,356	132,872	8,487	997	12	3	111	371
of which: Real estate financing	42,104	36,085	5,999	20	15	3	81	1,936
of which: Large corporate clients	15,774	12,627	2,717	430	174	20	192	4,596
of which: SME clients	14,444	8,152	5,399	894	244	31	57	3,321
of which: Lombard	126,006	125,908	0	98	3	0	0	3,861
of which: Credit cards	1,544	1,161	338	45	240	84	341	3,499
of which: Commodity trade finance	3,274	3,067	45	162	447	18	4	8,678
Other financial assets measured at amortized cost	27,290	26,297	380	613	52	14	313	1,516
of which: Loans to financial advisors	2,695	1,955	192	548	427	152	466	1,394

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,769	16,080	1,519	169	27	7	26	1,991
Irrevocable loan commitments	41,455	36,519	4,860	76	31	17	139	0
Committed unconditionally revocable credit lines	38,917	34,236	4,593	88	18	10	74	0
Irrevocable committed prolongation of existing loans	3,421	3,412	9	0	25	24	206	0
1 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

ECL coverage ratios for core loan portfolios	30.6.20
	Gross carrying amount (USD million)[1]				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	345,741	319,111	23,909	2,721	32	4	99	2,643
of which: Private clients with mortgages	137,720	128,552	8,169	1,000	11	2	113	394
of which: Real estate financing	40,708	34,093	6,601	15	14	3	63	2,541
of which: Large corporate clients	14,684	11,182	3,020	483	210	30	191	4,488
of which: SME clients	13,837	7,866	5,206	765	231	27	55	3,520
of which: Lombard	116,554	116,303	0	251	6	1	0	2,403
of which: Credit cards	1,430	1,074	315	41	242	81	354	3,569
of which: Commodity trade finance	3,278	3,160	30	87	254	15	8	8,973
Other financial assets measured at amortized cost	27,404	26,148	414	842	55	15	241	1,194
of which: Loans to financial advisors	2,789	2,124	208	456	415	161	347	1,627

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	16,313	14,768	1,369	176	29	7	27	1,831
Irrevocable loan commitments	39,651	34,494	5,044	114	31	16	128	0
Committed unconditionally revocable credit lines	37,822	32,892	4,870	60	17	10	65	0
Irrevocable committed prolongation of existing loans	4,265	4,240	25	1	16	16	15	0
1 The presentation of ECL exposures by stage includes best estimates to account for the effect of management overlays on model outputs.

Note 10   Expected credit loss measurement (continued)

ECL coverage ratios for core loan portfolios	31.12.19
	Gross carrying amount (USD million)				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	327,550	309,581	15,661	2,308	23	3	79	2,420
of which: Private clients with mortgages	132,756	124,077	7,679	1,000	8	1	72	406
of which: Real estate financing	38,524	32,937	5,567	21	11	2	62	1,765
of which: Large corporate clients	9,819	9,199	429	192	119	16	100	5,088
of which: SME clients	12,089	9,834	1,464	791	251	18	104	3,420
of which: Lombard	112,915	112,799	0	116	2	0	0	1,566
of which: Credit cards	1,696	1,322	339	35	205	60	404	3,718
of which: Commodity trade finance	2,925	2,831	8	87	278	17	3	8,844
Other financial assets measured at amortized cost	23,123	21,988	463	672	62	16	274	1,420
of which: Loans to financial advisors	2,987	2,370	344	272	366	122	305	2,570

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	23	4	30	4,032
Irrevocable loan commitments	27,547	27,078	419	50	13	11	120	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	10	5	143	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	8	8	0	0

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019, which provides more information about valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest-level input that is significant to the position’s fair value measurement:

–   Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2: valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3: valuation techniques for which significant inputs are not based on observable market data.

Note 11   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.9.20				30.6.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	92,419	14,114	1,625	108,158	82,057	13,279	2,710	98,046	113,634	12,068	1,812	127,514
of which:
Equity instruments	73,125	627	139	73,891	64,174	710	76	64,960	96,161	400	226	96,787
Government bills / bonds	11,434	1,881	10	13,325	11,057	2,272	10	13,339	9,630	1,770	64	11,464
Investment fund units	7,249	1,584	43	8,876	6,282	1,744	27	8,053	7,088	1,729	50	8,867
Corporate and municipal bonds	606	8,557	535	9,698	537	7,296	779	8,612	755	6,617	542	7,914
Loans	0	1,240	699	1,939	0	980	1,600	2,580	0	1,180	791	1,971
Asset-backed securities	5	225	199	429	7	277	218	501	0	372	140	512

Derivative financial instruments	750	143,833	1,456	146,039	868	149,599	1,541	152,008	356	120,222	1,264	121,841
of which:
Foreign exchange contracts	410	50,706	7	51,123	472	53,316	7	53,795	240	52,227	8	52,474
Interest rate contracts	22	53,094	304	53,420	25	55,147	330	55,502	6	42,288	263	42,558
Equity / index contracts	0	34,943	787	35,730	0	36,195	795	36,991	7	22,220	597	22,825
Credit derivative contracts	0	1,483	344	1,827	0	1,540	405	1,945	0	1,612	394	2,007
Commodity contracts	0	3,469	13	3,482	0	3,302	1	3,304	0	1,820	0	1,821

Brokerage receivables	0	20,930	0	20,930	0	19,848	0	19,848	0	18,007	0	18,007

Financial assets at fair value not held for trading	38,331	36,639	3,760	78,730	49,389	41,168	3,735	94,292	40,608	39,373	3,963	83,944
of which:
Financial assets for unit-linked investment contracts	20,141	0	1	20,142	26,387	0	5	26,392	27,568	118	0	27,686
Corporate and municipal bonds	432	16,523	334	17,289	578	20,737	0	21,316	653	18,732	0	19,385
Government bills / bonds	17,497	4,067	0	21,564	22,175	4,540	0	26,714	12,089	3,700	0	15,790
Loans	0	7,896	798	8,694	0	8,317	1,024	9,340	0	10,206	1,231	11,438
Securities financing transactions	0	7,591	125	7,716	0	7,163	126	7,289	0	6,148	147	6,294
Auction rate securities	0	0	1,393	1,393	0	0	1,393	1,393	0	0	1,536	1,536
Investment fund units	187	421	116	725	188	396	103	688	194	448	98	740
Equity instruments	74	0	531	605	61	0	545	606	103	4	452	559
Other	0	140	462	602	0	13	540	553	0	16	499	515

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	1,380	7,448	0	8,828	1,551	7,074	0	8,624	1,906	4,439	0	6,345
of which:
Asset-backed securities	0	7,035	0	7,035	0	6,634	0	6,634	0	3,955	0	3,955
Government bills / bonds	1,345	47	0	1,391	1,515	98	0	1,612	1,859	16	0	1,875
Corporate and municipal bonds	35	366	0	401	36	341	0	378	47	468	0	515

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	5,581	0	0	5,581	4,890	0	0	4,890	4,597	0	0	4,597

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	0	209	209	0	0	130	130	0	0	199	199
Total assets measured at fair value	138,461	222,964	7,050	368,476	138,755	230,968	8,116	377,839	161,101	194,110	7,237	362,448

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.9.20				30.6.20				31.12.19
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	30,540	6,203	100	36,843	28,216	6,093	117	34,426	25,791	4,726	75	30,591
of which:
Equity instruments	25,966	139	26	26,131	23,464	306	76	23,846	22,526	149	59	22,734
Corporate and municipal bonds	26	4,700	72	4,798	38	4,558	39	4,635	40	3,606	16	3,661
Government bills / bonds	4,051	769	0	4,820	4,052	770	0	4,822	2,820	646	0	3,466
Investment fund units	491	487	1	979	662	431	2	1,096	404	294	0	698

Derivative financial instruments	753	141,602	2,824	145,179	871	148,116	3,293	152,280	385	118,498	1,996	120,880
of which:
Foreign exchange contracts	418	50,387	58	50,864	447	54,385	67	54,899	248	53,705	60	54,013
Interest rate contracts	8	46,939	713	47,659	7	49,048	838	49,894	7	36,434	130	36,571
Equity / index contracts	0	39,300	1,550	40,850	0	39,622	1,445	41,067	3	24,171	1,293	25,468
Credit derivative contracts	0	1,728	486	2,215	0	1,781	917	2,698	0	2,448	512	2,960
Commodity contracts	0	2,919	4	2,923	0	3,128	10	3,138	0	1,707	0	1,707

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	38,938	0	38,938	0	40,248	0	40,248	0	37,233	0	37,233

Debt issued designated at fair value	0	50,274	10,049	60,323	0	49,123	9,741	58,864	0	56,943	9,866	66,809

Other financial liabilities designated at fair value	0	29,799	890	30,689	0	36,757	1,145	37,902	0	35,119	822	35,940
of which:
Financial liabilities related to unit-linked investment contracts	0	20,526	0	20,526	0	26,573	0	26,573	0	28,145	0	28,145
Securities financing transactions	0	7,669	0	7,669	0	8,371	0	8,371	0	5,742	0	5,742
Over-the-counter debt instruments	0	1,550	819	2,369	0	1,796	1,057	2,852	0	1,231	791	2,022
Total liabilities measured at fair value	31,293	266,817	13,862	311,972	29,087	280,337	14,296	323,721	26,176	252,518	12,759	291,452

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at fair value less costs to sell as a result of meeting the held-for-sale criteria.

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Reserve balance at the beginning of the period	243	194	158	146	255
Profit / (loss) deferred on new transactions	48	121	32	287	122
(Profit) / loss recognized in the income statement	(60)	(72)	(58)	(201)	(245)
Foreign currency translation	0	0	(1)	(1)	(2)
Reserve balance at the end of the period	231	243	131	231	131

Note 11  Fair value measurement (continued)

Own credit

The valuation of financial liabilities designated at fair value requires consideration of the own credit component of fair value. Own credit risk is reflected in the valuation of UBS’s fair value option liabilities where this component is considered relevant for valuation purposes by UBS’s counterparties and other market participants. However, own credit risk is not reflected in the valuation of UBS’s liabilities that are fully collateralized or for other obligations for which it is established market practice to not include an own credit component.

A description of UBS’s methodology to estimate own credit and the related accounting principles is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the third quarter of 2020, other comprehensive income related to own credit on financial liabilities designated at fair value was negative USD 144 million, primarily due to a tightening of UBS’s credit spreads.

Own credit adjustments on financial liabilities designated at fair value
	Included in Other comprehensive income
	For the quarter ended			Year-to-date
USD million	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
Recognized during the period:
Realized gain / (loss)	(5)	8	0	5	6
Unrealized gain / (loss)	(139)	(1,103)	1	(86)	(258)
Total gain / (loss), before tax	(144)	(1,095)	1	(82)	(253)

	As of
USD million	30.9.20	30.6.20	30.9.19
Recognized on the balance sheet as of the end of the period:
Unrealized life-to-date gain / (loss)	(169)	(31)	62

Credit, funding, debit and other valuation adjustments

A description of UBS’s methodology for estimating credit valuation adjustments (CVAs), funding valuation adjustments (FVAs), debit valuation adjustments (DVAs) and other valuation adjustments is included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

In the third quarter of 2020, FVAs decreased due to a tightening of funding spreads compared with the second quarter of 2020. Other valuation adjustments for liquidity and model uncertainty also decreased, primarily due to tighter bid–offer spreads compared with the second quarter of 2020.

Valuation adjustments on financial instruments
	As of
Life-to-date gain / (loss), USD million	30.9.20	30.6.20	31.12.19
Credit valuation adjustments[1]	(75)	(78)	(48)
Funding valuation adjustments[2]	(115)	(141)	(93)
Debit valuation adjustments	1	1	1
Other valuation adjustments	(616)	(715)	(566)
of which: liquidity	(314)	(385)	(300)
of which: model uncertainty	(302)	(330)	(266)

1 Amounts do not include reserves against defaulted counterparties.    2 Includes FVAs on structured financing transactions of USD 27 million as of 30 September 2020, USD 44 million as of 30 June 2020, and USD 43 million as of 31 December 2019.

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets and liabilities transferred from Level 2 to Level 1 during the first nine months of 2020, or from Level 1 to Level 2 during the first nine months of 2020, were not material.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents significant Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level inputs used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter, based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2019.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.9.20			31.12.19
USD billion	30.9.20	31.12.19	30.9.20	31.12.19			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.9	0.5	0.1	0.0	Relative value to market comparable	Bond price equivalent	0	150	99	0	143	101	points
					Discounted expected cash flows	Discount margin	268	268					basis points
Traded loans, loans designated at fair value, loan commitments and guarantees	1.9	2.4	0.1	0.0	Relative value to market comparable	Loan price equivalent	0	100	96	0	101	99	points
					Discounted expected cash flows	Credit spread	350	800		225	530		basis points
					Market comparable and securitization model	Credit spread	1	19	3	0	14	2	points
Auction rate securities	1.4	1.5			Relative value to market comparable	Bond price equivalent	79	91	80	79	98	88	points
Investment fund units[3]	0.2	0.1	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.7	0.7	0.0	0.1	Relative value to market comparable	Price
Debt issued designated at fair value[4]			10.0	9.9
Other financial liabilities designated at fair value			0.9	0.8	Discounted expected cash flows	Funding spread	44	175		44	175		basis points
Derivative financial instruments
Interest rate contracts	0.3	0.3	0.7	0.1	Option model	Volatility of interest rates	23	78		15	63		basis points
Credit derivative contracts	0.3	0.4	0.5	0.5	Discounted expected cash flows	Credit spreads	(14)	542		1	700		basis points
						Bond price equivalent	0	100		0	100		points
Equity / index contracts	0.8	0.6	1.6	1.3	Option model	Equity dividend yields	0	13		0	14%
						Volatility of equity stocks, equity and other indices	4	111		4	105%
						Equity-to-FX correlation	(45)	65		(45)	71%
						Equity-to-equity correlation	(17)	100		(17)	98%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts, as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Debt issued designated at fair value is composed primarily of UBS structured notes, which include variable maturity notes with various equity and foreign exchange underlying risks, rates-linked and credit-linked notes, all of which have embedded derivative parameters that are considered to be unobservable. The equivalent derivative instrument parameters are presented in the respective derivative financial instruments lines in this table.

Note 11  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or securities financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdepend-encies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.9.20		30.6.20		31.12.19
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	46	(44)	71	(83)	46	(21)
Securities financing transactions	35	(50)	26	(26)	11	(11)
Auction rate securities	105	(105)	105	(105)	87	(87)
Asset-backed securities	45	(40)	45	(45)	35	(40)
Equity instruments	135	(87)	160	(92)	140	(80)
Interest rate derivative contracts, net	8	(18)	12	(23)	8	(17)
Credit derivative contracts, net	7	(12)	6	(11)	31	(35)
Foreign exchange derivative contracts, net	17	(13)	14	(8)	12	(8)
Equity / index derivative contracts, net	298	(299)	351	(352)	183	(197)
Other	102	(116)	35	(35)	47	(51)
Total	798	(782)	824	(780)	600	(547)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about significant Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not comprise the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Movements of Level 3 instruments[1]
		Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2018	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2019

Financial assets at fair value held for trading	2.0	(0.2)	0.0	0.3	(1.3)	2.0	0.0	0.1	(0.4)	0.0	2.4
of which:
Investment fund units	0.4	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	(0.2)	0.0	0.1
Corporate and municipal bonds	0.7	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	(0.2)	0.0	0.3
Loans	0.7	(0.2)	0.0	0.0	(0.8)	2.0	0.0	0.0	0.0	0.0	1.7
Other	0.2	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.3

Derivative financial instruments – assets	1.4	(0.2)	(0.1)	0.0	0.0	0.3	(0.2)	0.1	(0.3)	0.0	1.1
of which:
Interest rate contracts	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.3
Equity / index contracts	0.5	(0.2)	0.0	0.0	0.0	0.1	0.0	0.1	(0.1)	0.0	0.5
Credit derivative contracts	0.5	(0.1)	0.0	0.0	0.0	0.1	(0.2)	0.0	(0.1)	0.0	0.3
Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Financial assets at fair value not held for trading	4.4	0.1	0.1	0.7	(0.5)	0.0	0.0	0.0	(1.2)	0.0	3.5
of which:
Loans	1.8	0.0	0.0	0.3	(0.1)	0.0	0.0	0.0	(1.2)	0.0	0.7
Auction rate securities	1.7	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	1.5
Equity instruments	0.5	0.1	0.1	0.1	(0.2)	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.5	0.0	0.0	0.3	(0.1)	0.0	0.0	0.0	0.0	0.0	0.8

Derivative financial instruments – liabilities	2.2	0.1	0.0	0.0	0.0	0.4	(0.4)	0.1	(0.3)	0.0	2.0
of which:
Interest rate contracts	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.2
Equity / index contracts	1.4	0.1	0.0	0.0	0.0	0.3	(0.3)	0.0	(0.2)	0.0	1.3
Credit derivative contracts	0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	(0.1)	0.0	0.4
Other	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

Debt issued designated at fair value	11.0	0.4	0.3	0.0	0.0	5.2	(4.1)	0.4	(2.8)	(0.1)	10.0

Other financial liabilities designated at fair value	1.0	0.2	0.1	0.0	0.0	0.2	(0.7)	0.0	0.0	0.0	0.7

1 Effective 1 January 2020, UBS has enhanced its disclosure of Level 3 movements by excluding from the table the impacts of instruments purchased during the period and sold prior to the end of the period. Prior-period comparatives have been restated accordingly.    2 Net gains / losses included in comprehensive income are composed of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    3 Total Level 3 assets as of 30 September 2020 were USD 7.0 billion (31 December 2019: USD 7.2 billion). Total Level 3 liabilities as of 30 September 2020 were USD 13.9 billion (31 December 2019: USD 12.8 billion).

Note 11   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2019[3]	Net gains / losses included in income[2]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 September 2020[3]

1.8	0.0	0.0	0.6	(1.4)	0.5	0.0	0.2	0.0	0.0	1.6

0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
0.5	0.1	0.0	0.4	(0.5)	0.0	0.0	0.0	0.0	0.0	0.5
0.8	0.0	0.0	0.0	(0.6)	0.5	0.0	0.0	0.0	0.0	0.7
0.4	(0.1)	(0.1)	0.1	(0.2)	0.0	0.0	0.1	0.0	0.0	0.3

1.3	0.2	0.2	0.0	0.0	0.6	(0.9)	0.5	(0.1)	0.0	1.5

0.3	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3
0.6	0.0	0.1	0.0	0.0	0.5	(0.7)	0.4	(0.1)	0.0	0.8
0.4	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.0	0.3
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4.0	(0.2)	(0.1)	0.8	(0.8)	0.0	0.0	0.0	0.0	0.0	3.8

1.2	0.0	0.1	0.3	(0.7)	0.0	0.0	0.0	0.0	0.0	0.8
1.5	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4
0.5	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.5
0.7	0.0	0.0	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	1.0

2.0	0.8	0.7	0.0	0.0	0.7	(0.7)	0.5	(0.5)	0.0	2.8

0.1	0.5	0.5	0.0	0.0	0.1	(0.1)	0.3	(0.1)	0.0	0.7
1.3	0.4	0.2	0.0	0.0	0.5	(0.5)	0.1	(0.2)	0.0	1.6
0.5	0.0	0.0	0.0	0.0	0.1	0.0	0.1	(0.2)	0.0	0.5
0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1

9.9	(0.6)	(0.5)	0.0	0.0	6.2	(4.4)	0.4	(1.5)	0.0	10.0

0.8	0.1	0.1	0.0	0.0	0.4	(0.4)	0.0	0.0	0.0	0.9

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 in the first nine months of 2020 totaled USD 0.7 billion and USD 0.2 billion, respectively. Transfers into Level 3 mainly consisted of equity / index derivatives, reflecting decreased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 in the first nine months of 2020 totaled USD 0.9 billion and USD 2.1 billion, respectively. Transfers into Level 3 mainly consisted of debt issued designated at fair value, primarily credit-linked and equity-linked issued debt instruments, as well as interest rate derivative contracts due to decreased observability of the relevant valuation inputs. Transfers out of Level 3 mainly consisted of debt issued designated at fair value, primarily equity-linked issued debt instruments, due to increased observability of the embedded derivative inputs.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.9.20		30.6.20		31.12.19
USD billion	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and balances at central banks	149.2	149.2	149.5	149.5	107.1	107.1
Loans and advances to banks	14.7	14.7	15.6	15.6	12.4	12.4
Receivables from securities financing transactions	80.4	80.4	85.3	85.3	84.2	84.2
Cash collateral receivables on derivative instruments	31.2	31.2	30.8	30.8	23.3	23.3
Loans and advances to customers	361.0	362.0	344.7	344.7	326.8	329.1
Other financial assets measured at amortized cost	27.1	28.0	27.3	27.8	23.0	23.2
Liabilities
Amounts due to banks	9.9	10.0	12.4	12.4	6.6	6.6
Payables from securities financing transactions	6.0	6.0	12.0	12.0	7.8	7.8
Cash collateral payables on derivative instruments	37.8	37.8	36.9	36.9	31.4	31.4
Customer deposits	487.9	487.9	474.3	474.4	448.3	448.4
Debt issued measured at amortized cost	130.3	132.2	126.7	127.8	110.5	113.6
Other financial liabilities measured at amortized cost[1]	5.5	5.5	5.8	5.8	5.8	5.7
1 Excludes lease liabilities.

The fair values included in the table above have been calculated for disclosure purposes only. The valuation techniques and assumptions relate only to UBS’s financial instruments not otherwise measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 12  Derivative instruments

a) Derivative instruments

As of 30.9.20, USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	53.4	933	47.7	876	11,281
Credit derivative contracts	1.8	63	2.2	68	0
Foreign exchange contracts	51.1	3,102	50.9	2,876	1
Equity / index contracts	35.7	429	40.9	525	106
Commodity contracts	3.5	76	2.9	57	11
Unsettled purchases of non-derivative financial instruments[5]	0.2	27	0.5	18
Unsettled sales of non-derivative financial instruments[5]	0.2	34	0.2	14
Total derivative financial instruments, based on IFRS netting[6]	146.0	4,665	145.2	4,433	11,400
Further netting potential not recognized on the balance sheet[7]	(132.0)		(129.1)
of which: netting of recognized financial liabilities / assets	(107.4)		(107.4)
of which: netting with collateral received / pledged	(24.7)		(21.7)
Total derivative financial instruments, after consideration of further netting potential	14.0		16.1

As of 30.6.20, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	55.5	910	49.9	887	11,797
Credit derivative contracts	1.9	66	2.7	68	0
Foreign exchange contracts	53.8	2,971	54.9	2,818	2
Equity / index contracts	37.0	376	41.1	474	105
Commodity contracts	3.3	66	3.1	58	11
Unsettled purchases of non-derivative financial instruments[5]	0.3	32	0.2	12
Unsettled sales of non-derivative financial instruments[5]	0.2	31	0.4	18
Total derivative financial instruments, based on IFRS netting[6]	152.0	4,451	152.3	4,334	11,914
Further netting potential not recognized on the balance sheet[7]	(138.1)		(134.3)
of which: netting of recognized financial liabilities / assets	(112.3)		(112.3)
of which: netting with collateral received / pledged	(25.8)		(21.9)
Total derivative financial instruments, after consideration of further netting potential	13.9		18.0

As of 31.12.19, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	42.6	1,007	36.6	961	11,999
Credit derivative contracts	2.0	70	3.0	70	0
Foreign exchange contracts	52.5	3,173	54.0	2,994	1
Equity / index contracts	22.8	420	25.5	534	122
Commodity contracts	1.8	56	1.7	60	13
Unsettled purchases of non-derivative financial instruments[5]	0.1	17	0.1	7
Unsettled sales of non-derivative financial instruments[5]	0.1	15	0.1	10
Total derivative financial instruments, based on IFRS netting[6]	121.8	4,759	120.9	4,635	12,135
Further netting potential not recognized on the balance sheet[7]	(110.7)		(106.1)
of which: netting of recognized financial liabilities / assets	(89.3)		(89.3)
of which: netting with collateral received / pledged	(21.4)		(16.8)
Total derivative financial instruments, after consideration of further netting potential	11.1		14.8

1 Derivative financial liabilities as of 30 September 2020 include USD 30 million related to derivative loan commitments (30 June 2020: USD 35 million; 31 December 2019: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 17, under Loan commitments measured at fair value.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material for any periods presented. No notional amounts related to these instruments are included in this table, but they are disclosed in Note 17, under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for any of the periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 30.9.20	Payables 30.9.20	Receivables 30.6.20	Payables 30.6.20	Receivables 31.12.19	Payables 31.12.19
Cash collateral on derivative instruments, based on IFRS netting[1]	31.2	37.8	30.8	36.9	23.3	31.4
Further netting potential not recognized on the balance sheet[2]	(18.2)	(19.5)	(18.0)	(20.1)	(14.4)	(18.1)
of which: netting of recognized financial liabilities / assets	(16.6)	(17.8)	(16.7)	(18.3)	(13.3)	(16.5)
of which: netting with collateral received / pledged	(1.5)	(1.7)	(1.3)	(1.8)	(1.1)	(1.7)
Cash collateral on derivative instruments, after consideration of further netting potential	13.0	18.4	12.8	16.8	8.9	13.3

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2019 for more information.

Note 13  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	30.9.20	30.6.20	31.12.19
Debt securities	19,000	19,062	14,141
of which: government bills / bonds	9,931	9,812	8,492
Loans to financial advisors	2,581	2,673	2,877
Fee- and commission-related receivables	1,889	1,650	1,521
Finance lease receivables	1,429	1,409	1,444
Settlement and clearing accounts	375	317	587
Accrued interest income	539	624	742
Other	1,337	1,518	1,669
Total other financial assets measured at amortized cost	27,150	27,253	22,980

b) Other non-financial assets

USD million	30.9.20	30.6.20	31.12.19
Precious metals and other physical commodities	5,581	4,890	4,597
Bail deposit[1]	1,359	1,300	1,293
Prepaid expenses	1,043	980	927
VAT and other tax receivables	393	374	493
Properties and other non-current assets held for sale	209	242	199
Other	312	390	346
Total other non-financial assets	8,897	8,177	7,856
1 Refer to item 1 in Note 16b for more information.

c) Other financial liabilities measured at amortized cost

USD million	30.9.20	30.6.20	31.12.19
Other accrued expenses	1,636	1,607	1,928
Accrued interest expenses	1,081	1,155	1,562
Settlement and clearing accounts	1,459	1,818	1,379
Lease liabilities	3,873	3,850	3,943
Other	1,347	1,268	900
Total other financial liabilities measured at amortized cost	9,396	9,699	9,712

Note 13  Other assets and liabilities (continued)

d) Other financial liabilities designated at fair value

USD million	30.9.20	30.6.20	31.12.19
Financial liabilities related to unit-linked investment contracts	20,526	26,573	28,145
Securities financing transactions	7,669	8,371	5,742
Over-the-counter debt instruments	2,369	2,852	2,022
Other	125	105	31
Total other financial liabilities designated at fair value	30,689	37,902	35,940
of which: life-to-date own credit (gain) / loss	(36)	(64)	(4)

e) Other non-financial liabilities

USD million	30.9.20	30.6.20	31.12.19
Compensation-related liabilities[1,2]	7,014	5,842	6,855
of which: Deferred Contingent Capital Plan	1,833	1,561	1,855
of which: financial advisor compensation plans[2]	1,419	1,310	1,506
of which: other compensation plans	2,398	1,575	2,310
of which: net defined benefit pension and post-employment liabilities	738	771	633
of which: other compensation-related liabilities[3]	626	624	552
Deferred tax liabilities	663	675	311
Current tax liabilities	898	875	852
VAT and other tax payables	509	518	475
Deferred income	277	249	141
Other	88	186	202
Total other non-financial liabilities	9,448	8,345	8,837

1 During the third quarter of 2020, UBS modified the conditions for continued vesting of certain outstanding deferred compensation awards for qualifying employees. Refer to Note 1 for more information.    2 Comparative-period information has been restated. Refer to Note 1 for more information.    3 Includes liabilities for payroll taxes and untaken vacation.

Note 14  Debt issued designated at fair value

USD million	30.9.20	30.6.20	31.12.19
Issued debt instruments
Equity-linked[1]	38,236	35,657	41,722
Rates-linked	12,440	13,694	16,318
Credit-linked	1,975	1,866	1,916
Fixed-rate	3,672	4,436	4,636
Commodity-linked	1,950	1,335	1,567
Other	2,050	1,876	649
of which: debt that contributes to total loss-absorbing capacity	1,228	1,220	217
Total debt issued designated at fair value	60,323	58,864	66,809
of which: life-to-date own credit (gain) / loss	204	95	92
1 Includes investment fund unit-linked instruments issued.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 15  Debt issued measured at amortized cost

USD million	30.9.20	30.6.20	31.12.19
Certificates of deposit	16,100	16,401	5,190
Commercial paper	16,054	16,156	14,413
Other short-term debt	4,847	3,877	2,235
Short-term debt[1]	37,001	36,434	21,837
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	34,359	31,258	30,105
Senior unsecured debt other than TLAC	24,913	26,519	25,569
Covered bonds	2,703	2,605	2,633
Subordinated debt	22,012	21,130	21,775
of which: high-trigger loss-absorbing additional tier 1 capital instruments	11,799	11,041	11,931
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,538	2,491	2,414
of which: low-trigger loss-absorbing tier 2 capital instruments	7,138	7,063	6,892
of which: non-Basel III-compliant tier 2 capital instruments	537	534	540
Debt issued through the Swiss central mortgage institutions	9,302	8,795	8,574
Other long-term debt	3	3	4
Long-term debt[2]	93,291	90,310	88,660
Total debt issued measured at amortized cost[3]	130,292	126,744	110,497

1 Debt with an original contractual maturity of less than one year.    2 Debt with an original contractual maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 16   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	30.9.20	30.6.20	31.12.19
Provisions other than provisions for expected credit losses	2,430	2,361	2,861
Provisions for expected credit losses	255	240	114
Total provisions	2,685	2,601	2,974

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring	Other[3]	Total
Balance as of 31 December 2019	2,475	106	280	2,861
Balance as of 30 June 2020	1,980	111	269	2,361
Increase in provisions recognized in the income statement	45	0	69	114
Release of provisions recognized in the income statement	(4)	0	(7)	(11)
Provisions used in conformity with designated purpose	(55)	(21)	(10)	(86)
Capitalized reinstatement costs	0	0	13	13
Foreign currency translation / unwind of discount	30	2	7	40
Balance as of 30 September 2020	1,996	93[2]	341	2,430

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Primarily consists of personnel-related restructuring provisions of USD 35 million as of 30 September 2020 (30 June 2020: USD 51 million; 31 December 2019: USD 40 million) and provisions for onerous contracts of USD 53 million as of 30 September 2020 (30 June 2020: USD 55 million; 31 December 2019: USD 61 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to severance payments and onerous contracts. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement UBS entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that UBS had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2019	782	113	0	255	1,325	2,475
Balance as of 30 June 2020	732	108	0	207	934	1,980
Increase in provisions recognized in the income statement	39	0	0	5	0	45
Release of provisions recognized in the income statement	(3)	0	0	0	(1)	(4)
Provisions used in conformity with designated purpose	(48)	0	0	(7)	(1)	(55)
Foreign currency translation / unwind of discount	21	4	0	5	0	30
Balance as of 30 September 2020	741	112	0	211	933	1,996

1 Provisions, if any, for matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Group Functions.

Note 16   Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item. In February 2020, the FTA ordered that UBS would not be granted party status in the French administrative assistance proceedings. UBS appealed this decision to the Federal Administrative Court. On 15 July, the Federal Administrative Court upheld the FTA’s decision, holding that UBS will no longer have party status in these proceedings. The Swiss Federal Supreme Court has determined that it will not hear UBS’s appeal of this decision.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial originally scheduled for 2 June 2020 has been rescheduled to 8-24 March 2021. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 30 September 2020 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 528 million at 30 September 2020). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 30 September 2020 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

Our balance sheet at 30 September 2020 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 30 September 2020 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

Since that time UBS has received customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.7 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

Note 16   Provisions and contingent liabilities (continued)

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019 and February 2020, three US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and seven other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Our balance sheet at 30 September 2020 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with the UK Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), FINMA, the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking, the DOJ’s Criminal Division and the European Commission. UBS has ongoing obligations under the Cease and Desist Order of the Federal Reserve Board and the Office of the Comptroller of the Currency (as successor to the Connecticut Department of Banking), and to cooperate with relevant authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. UBS and 11 other banks have reached an agreement with the plaintiffs to settle the class action for a total of USD 10 million. The settlement is subject to court approval.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16   Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received final court approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards. To date, plaintiffs have not served the complaint on UBS.

Other benchmark class actions in the US: In 2014, 2015 and 2017, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint. In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs have appealed. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint following the dismissal, and the courts granted a renewed motion to dismiss in July 2019. Plaintiffs have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings. The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

Government sponsored entities (GSE) bonds: Starting in February 2019, class action complaints were filed in the US District Court for the Southern District of New York against UBS and other banks on behalf of plaintiffs who traded GSE bonds. A consolidated complaint was filed alleging collusion in GSE bond trading between 1 January 2009 and 1 January 2016. In December 2019, UBS and eleven other defendants agreed to settle the class action for a total of USD 250 million. The settlement has been approved by the court and this matter is now resolved.

Note 16   Provisions and contingent liabilities (continued)

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 September 2020 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 September 2020 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 17   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	Gross		Total gross	Sub-participations	Net
As of 30.9.20, USD million	Measured at fair value	Not measured at fair value
Total guarantees	1,236	17,769	19,005	(2,777)	16,228
Loan commitments	9,922[1]	41,455	51,377	(791)	50,587
Forward starting transactions[2]
Reverse repurchase agreements	36,906	4,820	41,725
Repurchase agreements	33,732	2,877	36,610

As of 30.6.20, USD million
Total guarantees	963	16,313	17,275	(2,627)	14,648
Loan commitments	7,390[1]	39,651	47,042	(782)	46,259
Forward starting transactions[2]
Reverse repurchase agreements	37,327	2,206	39,533
Securities borrowing agreements		4	4
Repurchase agreements	43,367	2,172	45,539

As of 31.12.19, USD million
Total guarantees	986	18,142	19,128	(2,646)	16,482
Loan commitments	6,308[1]	27,547	33,856	(787)	33,069
Forward starting transactions[2]
Reverse repurchase agreements	20,284	1,657	21,941
Repurchase agreements	7,740	408	8,148
1 Represents the notional amount of the derivative financial liabilities mentioned in footnote 1 to Note 12a. 2 Cash to be paid in the future by either UBS or the counterparty.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 18   Changes in organization

Sale of a majority stake in Fondcenter AG

On 30 September 2020, UBS completed the sale of a 51.2% stake in Fondcenter AG to Clearstream, Deutsche Börse Group’s post-trade services provider, and deconsolidated the entity. The sale resulted in a post-tax gain of USD 631 million, which was recognized in Other income in the third quarter of 2020. UBS retains a 48.8% shareholding in the entity and accounts for this minority interest as an investment in an associate with a carrying amount of USD 385 million as of 30 September 2020.

›   Refer to “Note 32 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the Annual Report 2019 for more information

Banking partnership with Banco do Brasil

On 30 September 2020, UBS completed the transaction with Banco do Brasil, establishing a strategic investment banking partnership in Brazil and selected countries in South America. The partnership was established by UBS issuing a 49.99% stake in UBS Brasil Serviços in exchange for exclusive access to Banco do Brasil’s corporate clients. This resulted in UBS recognizing an intangible asset of USD 147 million. UBS retains a controlling interest of 50.01% in UBS Brasil Serviços and will continue to consolidate the entity. UBS Group’s equity attributable to non-controlling interests increased by USD 115 million as of 30 September 2020, with no material effect on UBS Group’s equity attributable to shareholders.

›   Refer to “Note 32 Changes in organization and acquisitions and disposals of subsidiaries and businesses” in the “Consolidated financial statements” section of the Annual Report 2019 for more information

Note 19   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.9.20	30.6.20	31.12.19	30.9.19	30.9.20	30.6.20	30.9.19	30.9.20	30.9.19
1 CHF	1.09	1.06	1.03	1.00	1.10	1.04	1.01	1.06	1.00
1 EUR	1.17	1.12	1.12	1.09	1.18	1.11	1.10	1.13	1.12
1 GBP	1.29	1.24	1.32	1.23	1.31	1.24	1.22	1.28	1.27
100 JPY	0.95	0.93	0.92	0.92	0.95	0.93	0.93	0.93	0.92

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG third quarter 2020 report, which will be available as of 23 October 2020 under “Quarterly reporting” at www.ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   The equity of UBS Group AG consolidated was USD 2.0 billion higher than the equity of UBS AG consolidated as of 30 September 2020. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our currently suspended share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   The going concern capital of UBS Group AG consolidated was USD 1.4 billion higher than the going concern capital of UBS AG consolidated as of 30 September 2020, reflecting higher going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.8 billion and lower common equity tier 1 (CET1) capital of USD 0.5 billion.

–   The CET1 capital of UBS Group AG consolidated was USD 0.5 billion lower than that of UBS AG consolidated as of 30 September 2020. The lower CET1 capital of UBS Group AG consolidated was primarily due to compensation-related regulatory capital accruals and a capital reserve for potential share repurchases at the UBS Group AG level, partly offset by higher UBS Group AG consolidated IFRS equity of USD 2.0 billion, as described above, and lower UBS Group AG accruals for future capital returns to shareholders.

–   The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.8 billion higher than that of UBS AG consolidated as of 30 September 2020, reflecting deferred contingent capital plan awards.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 30.9.20
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	8,935	9,038	(103)
Operating expenses	6,357	6,560	(203)
Operating profit / (loss) before tax	2,578	2,478	100
of which: Global Wealth Management	1,057	1,042	14
of which: Personal & Corporate Banking	335	335	0
of which: Asset Management	739	739	0
of which: Investment Bank	632	623	9
of which: Group Functions	(184)	(261)	77
Net profit / (loss)	2,094	2,018	76
of which: net profit / (loss) attributable to shareholders	2,093	2,018	76
of which: net profit / (loss) attributable to non-controlling interests	0	0	0

Statement of comprehensive income
Other comprehensive income	86	70	16
of which: attributable to shareholders	80	64	16
of which: attributable to non-controlling interests	6	6	0
Total comprehensive income	2,180	2,088	92
of which: attributable to shareholders	2,173	2,081	92
of which: attributable to non-controlling interests	7	7	0

Balance sheet
Total assets	1,065,153	1,064,621	532
Total liabilities	1,005,409	1,006,868	(1,459)
Total equity	59,744	57,753	1,991
of which: equity attributable to shareholders	59,451	57,461	1,991
of which: equity attributable to non-controlling interests	293	293	0

Capital information
Common equity tier 1 capital	38,197	38,652	(454)
Going concern capital	54,396	53,004	1,392
Risk-weighted assets	283,133	281,442	1,691
Common equity tier 1 capital ratio (%)	13.5	13.7	(0.2)
Going concern capital ratio (%)	19.2	18.8	0.4
Total loss-absorbing capacity ratio (%)	34.5	34.2	0.3
Leverage ratio denominator	994,366	994,015	352
Leverage ratio denominator (with temporary FINMA exemption)[2]	907,181	931,978	(24,797)
Common equity tier 1 leverage ratio (%)	3.84	3.89	(0.05)
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[2]	4.21	4.15	0.06
Going concern leverage ratio (%)	5.5	5.3	0.1
Going concern leverage ratio (%) (with temporary FINMA exemption)[2]	6.0	5.7	0.3
Total loss-absorbing capacity leverage ratio (%)	9.8	9.7	0.1

1 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.    2 Refer to the “Recent developments” section of our second quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.

As of or for the quarter ended 30.6.20[1]			As of or for the quarter ended 31.12.19[1]
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

7,403	7,512	(109)	7,052	7,145	(93)
5,821	5,987	(166)	6,124	6,332	(207)
1,582	1,525	57	928	814	114
880	868	12	766	754	12
238	238	0	310	311	(1)
157	157	0	180	180	0
612	611	1	(22)	(18)	(4)
(305)	(349)	44	(306)	(413)	107
1,236	1,197	39	727	628	100
1,232	1,194	39	722	622	100
3	3	0	6	6	0

(1,026)	(1,035)	9	(2,295)	(1,475)	(819)
(1,027)	(1,037)	9	(2,299)	(1,479)	(819)
1	1	0	4	4	0
209	161	48	(1,567)	(847)	(720)
205	157	48	(1,577)	(857)	(720)
4	4	0	10	10	0

1,063,849	1,063,446	403	972,194	971,927	267
1,006,673	1,007,890	(1,216)	917,519	918,031	(512)
57,175	55,557	1,619	54,675	53,896	779
57,003	55,384	1,619	54,501	53,722	779
173	173	0	174	174	0

38,114	37,403	711	35,535	35,233	302
53,505	50,954	2,551	51,842	47,191	4,650
286,436	284,798	1,639	259,208	257,831	1,376
13.3	13.1	0.2	13.7	13.7	0.0
18.7	17.9	0.8	20.0	18.3	1.7
32.7	31.9	0.7	34.6	33.9	0.7
974,359	974,135	224	911,322	911,228	94
885,157	910,081	(24,925)
3.91	3.84	0.07	3.90	3.87	0.03
4.31	4.11	0.20
5.5	5.2	0.3	5.7	5.2	0.5
6.0	5.6	0.4
9.6	9.3	0.3	9.8	9.6	0.2

Significant regulated subsidiary and sub-group information

Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)[1]		UBS Americas Holding LLC (consolidated)
	USD million, except where indicated		CHF million, except where indicated		EUR million, except where indicated		USD million, except where indicated
As of or for the quarter ended	30.9.20	30.6.20	30.9.20	30.6.20	30.9.20	30.6.20[2]	30.9.20	30.6.20[3]

Financial information[4,5,6]
Income statement
Total operating income	3,106	3,757	1,892	1,912	270	297	3,267	2,830
Total operating expenses	2,192	2,286	1,336	1,260	216	216	2,761	2,598
Operating profit / (loss) before tax	914	1,471	556	652	53	81	506	232
Net profit / (loss)	1,090	1,424	444	524	42	71	317	145
Balance sheet
Total assets	499,785	493,858	307,930	304,256	51,916	52,729[7]	159,449	161,776
Total liabilities	446,894	442,056	294,910	291,679	47,360	48,199[7]	131,248	133,681
Total equity	52,891	51,802	13,020	12,577	4,556	4,530	28,201	28,095

Capital[8,9]
Common equity tier 1 capital	51,793	51,810	11,992	11,776	3,728	3,736	13,840	13,535
Additional tier 1 capital	14,352	13,551	4,692	4,703	290	290	3,043	3,043
Tier 1 capital	66,145	65,361	16,683	16,479	4,018	4,026	16,883	16,578
Total going concern capital[10]	66,145	65,361	16,683	16,479	4,018	4,026
Tier 2 capital							743	766
Total gone concern loss-absorbing capacity[10,11]	43,236	39,993	10,863	10,892	1,793[12]	1,794[12]
Total capital					4,018	4,026	17,626	17,344
Total loss-absorbing capacity[10,11]	109,381	105,355	27,547	27,371	5,811	5,820

Risk-weighted assets and leverage ratio denominator[8,9]
Risk-weighted assets	309,019	310,752	107,066	105,304	13,285	13,559	65,084	64,351
Leverage ratio denominator	588,204	573,741	327,113	323,068	43,371	42,172[7]	148,038	146,652
Leverage ratio denominator (with temporary FINMA exemption)[13]	588,204	573,741	250,899	250,553
Supplementary leverage ratio denominator[14]							150,609	147,683

Capital and leverage ratios (%)[8,9]
Common equity tier 1 capital ratio	16.8	16.7	11.2	11.2	28.1	27.6	21.3	21.0
Tier 1 capital ratio					30.2	29.7	25.9	25.8
Going concern capital ratio[10]	21.4	21.0	15.6	15.6
Total capital ratio					30.2	29.7	27.1	27.0
Total loss-absorbing capacity ratio[10]			25.7	26.0	43.7	42.9
Tier 1 leverage ratio					9.3	9.6[7]	11.4	11.3
Supplementary tier 1 leverage ratio[14]							11.2	11.2
Going concern leverage ratio	11.2	11.4	5.1	5.1
Going concern leverage ratio (with temporary FINMA exemption)[13]	11.2	11.4	6.6	6.6
Total loss-absorbing capacity leverage ratio[10]			8.4	8.5	13.4	13.8
Gone concern capital coverage ratio	132.0	123.6

Liquidity[9,10]
High-quality liquid assets (billion)	88	92	87	85	16	16
Net cash outflows (billion)	52	52	60	62	11	11
Liquidity coverage ratio (%)[15,16]	169	178	146	138	144	141

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[17]			9	11

1 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE became a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different.    2 Comparative figures have been restated to align with the UBS Europe SE Pillar 3 report and other regulatory reports as submitted to the European Central Bank (the ECB), which reflect the ECB’s recommendation to EU financial institutions to refrain from capital distributions until 1 January 2021.    3 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.    4 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Accounting Ordinance, FINMA Circular 2020/1 and the Banking Ordinance) but does not represent interim financial statements under Swiss GAAP.    5 UBS Europe SE financial information is prepared in accordance with International Financial Reporting Standards (IFRS) but does not represent interim financial statements under IFRS.    6 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP) but does not represent interim financial statements under US GAAP.    7 Comparative figures as of 30 June 2020 have been aligned with the final information submitted to the European Central Bank after the information for UBS Europe SE was reported in the UBS Group second quarter 2020 report.    8 For UBS AG and UBS Switzerland AG, based on applicable Swiss systemically relevant bank (SRB) framework. For UBS Europe SE, based on applicable EU Basel III rules. For UBS Americas Holding LLC, based on applicable US Basel III rules.    9 Refer to the 30 September 2020 Pillar 3 report, available under “Pillar 3 disclosures” at www.ubs.com/investors, for more information.    10 There was no local disclosure requirement for UBS Americas Holding LLC as of 30 September 2020 or 30 June 2020.    11 Total loss-absorbing capacity of UBS Americas Holding LLC is disclosed on a semi-annual basis in our Pillar 3 report.    12 Consists of positions that meet the conditions laid down in Art. 72a–b of the Capital Requirements Regulation (CRR) II with regard to contractual, structural or legal subordination.    13 Refer to the “Recent developments” section of our second quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.    14 UBS Americas Holding LLC, as a designated category III bank, has been subject to supplementary leverage ratio (SLR) reporting since 1 April 2020. US Regulatory authorities have temporarily eased the requirements for the supplementary leverage ratio (the SLR), allowing for the exclusion of US Treasury securities and deposits at the Federal Reserve Banks from the SLR denominator through March 2021. This exclusion resulted in an increase in the SLR of 136 bps on 30 September 2020 and 135 bps on 30 June 2020, respectively.    15 In the third quarter of 2020, the UBS AG liquidity coverage ratio (LCR) decreased 9 percentage points to 169%, remaining above the prudential requirements communicated by FINMA.    16 In the third quarter of 2020, the liquidity coverage ratio (LCR) of UBS Switzerland AG, as a Swiss SRB, increased 8 percentage points to 146%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.    17 Refer to the “Capital management” section of our Annual Report 2019 for more information about the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

Standalone regulatory information for UBS AG and UBS Switzerland AG, as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC, is provided in the 30 September 2020 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG third quarter 2020 report, which will be available as of 23 October 2020 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.9.20	30.6.20[1]	31.12.19[1]	30.9.19[1]	30.9.20	30.9.19[1]
Results
Operating income	9,038	7,512	7,145	7,187	24,559	22,162
Operating expenses	6,560	5,987	6,332	5,942	18,757	17,807
Operating profit / (loss) before tax	2,478	1,525	814	1,245	5,802	4,355
Net profit / (loss) attributable to shareholders	2,018	1,194	622	967	4,632	3,343
Profitability and growth[2]
Return on equity (%)	14.3	8.4	4.6	7.2	11.0	8.4
Return on tangible equity (%)	16.1	9.5	5.2	8.3	12.4	9.6
Return on common equity tier 1 capital (%)	21.2	13.0	7.1	10.9	16.8	12.7
Return on risk-weighted assets, gross (%)	12.9	10.9	11.0	11.0	12.0	11.2
Return on leverage ratio denominator, gross (%)[3]	3.7	3.2	3.2	3.2	3.5	3.3
Cost / income ratio (%)	71.9	76.9	88.5	82.2	74.5	80.1
Net profit growth (%)	108.5	(8.7)	128.4	(15.3)	38.6	(12.8)
Resources[2]
Total assets	1,064,621	1,063,446	971,927	972,059	1,064,621	972,059
Equity attributable to shareholders	57,461	55,384	53,722	54,581	57,461	54,581
Common equity tier 1 capital[4]	38,652	37,403	35,233	35,165	38,652	35,165
Risk-weighted assets[4]	281,442	284,798	257,831	263,777	281,442	263,777
Common equity tier 1 capital ratio (%)[4]	13.7	13.1	13.7	13.3	13.7	13.3
Going concern capital ratio (%)[4]	18.8	17.9	18.3	17.8	18.8	17.8
Total loss-absorbing capacity ratio (%)[4]	34.2	31.9	33.9	32.9	34.2	32.9
Leverage ratio denominator[4]	994,015	974,135	911,228	901,922	994,015	901,922
Leverage ratio denominator (with temporary FINMA exemption)[5]	931,978	910,081			931,978
Common equity tier 1 leverage ratio (%)[4]	3.89	3.84	3.87	3.90	3.89	3.90
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[5]	4.15	4.11			4.15
Going concern leverage ratio (%)[4]	5.3	5.2	5.2	5.2	5.3	5.2
Going concern leverage ratio (%) (with temporary FINMA exemption)[5]	5.7	5.6			5.7
Total loss-absorbing capacity leverage ratio (%)[4]	9.7	9.3	9.6	9.6	9.7	9.6
Other
Invested assets (USD billion)[6]	3,807	3,588	3,607	3,422	3,807	3,422
Personnel (full-time equivalents)	47,584	47,120	47,005	47,180	47,584	47,180

1 Comparative information has been restated where applicable. Refer to the “Recent developments” and “Consolidated financial statements” sections of this report for more information.    2 Refer to the “Performance targets and measurement” section of our Annual Report 2019 for more information about our performance targets.    3 The leverage ratio denominators as of 30 September and 30 June 2020, which are used for the return calculation, do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 Refer to the “Recent developments” section of our second quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.    6 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Definition	Information content
Invested assets – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Client assets – GWM, P&C	Calculated as the sum of invested assets and other assets held purely for transactional purposes or custody only.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes, including other assets held purely for transactional purposes or custody only.

Recurring income – GWM	Calculated as the total of net interest income and recurring net fee income.	This measure provides information about the amount of recurring net interest and fee income.
Recurring net fee income – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts (as well as credit card fees for GWM).

This measure provides information about the amount of recurring net fee income.
Transaction-based income – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions (and credit card fees for P&C), together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or recovery.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – GWM, AM	Calculated as operating income before credit loss expense or recovery (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or recovery of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – GWM, AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Business volume for Personal Banking (CHF billion) – P&C	Calculated as the sum of client assets and loans.	This measure provides information about the volume of client assets and loans.
Net new business volume for Personal Banking (CHF billion) – P&C	Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable).	This measure provides information about the business volume as a result of net new business volume flows during a specific period.
Net new business volume growth for Personal Banking (%) – P&C	Calculated as total net inflows and outflows of client assets and loans during the period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.	This measure provides information about the growth of the business volume as a result of net new business volume flows during a specific period.

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.
Recurring income as a percentage of income (%) – GWM	Calculated as net interest income and recurring net fee income divided by operating income before credit loss expense or recovery.	This measure provides information about the proportion of recurring income in operating income.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or recovery divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%) – GWM	Calculated as loans divided by invested assets.	This measure provides information about the loan volume in relation to invested assets.
Mandate penetration (%) – GWM	Calculated as mandate volume divided by invested assets.	This measure provides information about mandate volume in relation to invested assets.
Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships operated by Personal Banking), excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities, who have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships or legal entities operated by Corporate & Institutional Clients), excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities, which have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Mobile Banking log-in share in Personal Banking (%) – P&C	Calculated as the number of Mobile Banking app log-ins divided by total log-ins via E-Banking and the Mobile Banking app in Personal Banking.	This measure provides information about the proportion of Mobile Banking app log-ins in the total number of log-ins via E-Banking and the Mobile Banking app in Personal Banking.

1  Total book value per share and total tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Appendix

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Appendix

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides the translation into German of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in .pdf format at www.ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at www.ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at www.ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Playbacks of most presentations can be downloaded from www.ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at www.ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: www.sec.gov. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures being taken globally to reduce the peak of the resulting pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase expected credit loss expense and credit impairments. The unprecedented scale of the measures to control the COVID-19 outbreak creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, which include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID-19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK’s exit from the EU; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2019 and UBS’s First Quarter 2020 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  October 20, 2020